OLD POINT FINANCIAL CORPORATION





Received SEC
MAR 2 2 2010
Washington, DC 20549

CELEBRATING HAMPTON'S 400th ANNIVERSARY



2009 ANNUAL REPORT

Old Point National Bank invites you to join us in celebrating Hampton's 400th anniversary as the oldest, continuous English-speaking settlement in North America.

From the English colonists who settled at Kecoughtan in 1610 and the Civil War clash of the ironclads in Hampton Roads harbor, to the founding of NASA and training of America's first astronauts at Langley—events that happened in Hampton have helped shape history.

Old Point is honored to share in that history. Our very first customers were served from a counter inside a Phoebus candy store back in 1923, and we've been dedicated to providing friendly banking service to the people of Hampton Roads ever since.

We take pride in Hampton's past and look forward to our place in its future.

On the cover *(clockwise from top):*
Pochins, the indian leader of Kecoughtan in 1607
Dirigibles at Langley Field around 1920
Confederate veteran Robert Hudgins
Hampton's cityscape in the 1920s, near the intersection of King and Queen Streets



This page *(clockwise from top):*
Edward Teach, (better known as the feared pirate Blackbeard), had his head impaled on a pole near Hampton River as a warning to others
The Old Point trolley at the Chamberlin Hotel
Old Point's first headquarters building at 1 W. Mellen Street
The Johns Multiplane—an experimental aircraft with seven wings and three engines—shown at Langley Field in the 1920s

The Old Point National Bank would like to express appreciation to the following sources for allowing us to reproduce the historic Hampton images used in this report: Chamberlin Hotel panorama (pages 2 and 3) courtesy of John Moran Quarstein. Darling's oyster plant (page 5) courtesy of Sargent Memorial Room, Norfolk Public Library. All other historic images courtesy of the Hampton History Museum.

SELECTED FINANCIAL HIGHLIGHTS

Years Ended December 31, *(In thousands except per share data)*	2009	2008	2007	2006	2005
RESULTS OF OPERATIONS					
Interest income	$41,682	$46,501	$49,021	$44,885	$36,487
Interest expense	14,323	19,006	23,349	20,276	12,321
Net interest income	27,359	27,495	25,672	24,609	24,166
Provision for loan losses	6,875	2,400	1,000	1,200	1,050
Net interest income after provision for loan losses	20,484	25,095	24,672	23,409	23,116
Net gains (losses) on available-for-sale securities	290	(47)	3	9	10
Noninterest income	12,324	12,769	12,483	11,397	10,355
Noninterest expenses	31,205	28,376	26,023	25,181	23,585
Income before income taxes	1,893	9,441	11,135	9,634	9,896
Income tax expense	211	2,651	3,166	2,610	2,628
Net income	$1,682	$6,790	$7,969	$7,024	$7,268
FINANCIAL CONDITION					
Total assets	$921,422	$834,965	$822,557	$847,521	$739,993
Total deposits	662,502	646,524	596,165	588,414	536,744
Total loans	635,242	637,452	597,144	583,593	494,697
Stockholders' equity	81,608	82,898	79,707	74,665	71,056
Average assets	868,082	832,533	824,727	794,367	706,076
Average equity	82,772	82,195	77,479	72,540	70,472
PERTINENT RATIOS					
Return on average assets	0.19%	0.82%	0.97%	0.88%	1.03%
Return on average equity	2.03%	8.26%	10.29%	9.68%	10.31%
Dividends paid as a percent of net income	137.16%	47.66%	37.78%	39.76%	36.47%
Average equity as a percent of average assets	9.54%	9.87%	9.39%	9.13%	9.98%
PER SHARE DATA ***					
Basic earnings per share	$0.34	$1.39	$1.61	$1.41	$1.45
Diluted earnings per share	0.34	1.38	1.59	1.39	1.42
Cash dividends declared	0.47	0.66	0.61	0.56	0.53
Book value	16.60	16.90	16.24	14.96	14.16
GROWTH RATES					
Year-end assets	10.35%	1.51%	-2.95%	14.53%	7.83%
Year-end deposits	2.47%	8.45%	1.32%	9.63%	4.80%
Year-end loans	-0.35%	6.75%	2.32%	17.97%	14.18%
Year-end equity	-1.56%	4.00%	6.75%	5.08%	2.77%
Average assets	4.27%	0.95%	3.82%	12.50%	5.41%
Average equity	0.70%	6.09%	6.81%	2.93%	6.04%
Net income	-75.23%	-14.79%	13.45%	-3.36%	-15.29%
Cash dividends declared	-28.79%	8.20%	8.93%	6.06%	6.45%
Book value	-1.78%	4.06%	8.56%	5.65%	2.73%

*** Per share data have been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.



TOTAL ASSETS
(In Thousands)



TOTAL DEPOSITS
(In Thousands)



TOTAL LOANS
(In Thousands)

CORPORATE PROFILE

Old Point Financial Corporation is the parent company of The Old Point National Bank of Phoebus, serving the community of Hampton Roads with twenty one branches and more than sixty ATMs, and Old Point Trust & Financial Services, N.A., Hampton Roads' foremost wealth management services provider. Founded in 1923, Old Point Financial Corporation is dedicated to providing excellent customer service to consumers and small businesses through a complete range of financial products.



A LETTER TO OUR STOCKHOLDERS

Bank failures and bailouts made national headlines in 2009. Turmoil rocked the markets in the United States and around the world. While the economy normally cycles up and down, what we have been seeing is exceptional and challenging. However, Old Point's 87-year tradition of financial prudence always shines as a steady beacon to help us navigate even the roughest economic seas. Although in the second quarter of 2009 we posted our first quarterly loss since the banking crisis in the early 1990s, I am gratified to report that we were profitable for the year as a whole. In particular, we posted net income of $1.7 million, or $0.34 per diluted share of stock, in 2009. Also important: Our assets continue to grow, increasing on an annual basis by 10.4% to $921.4 million.

As you know, Old Point did not apply for or receive TARP funds. This has allowed us to focus on moving our business forward, while many other banks have been contending with paying the government back and dealing with related issues. Once again, our strong capital position and conservative practices have served Old Point well.

As a result of our disappointing earnings, dividends paid to our stockholders were lower than in years past. During 2009, we paid $0.47 per share in dividends, versus the 2008 total of $0.66. However, based on our year-end 2009 stock price of $15.55, the $0.47 dividend still translates to a dividend yield of approximately 3%. In keeping with the decision to lower our dividend, we did not provide bonuses to our executive staff in 2009. Although we appreciate the efforts of all of our employees, our bottom-line results simply did not merit additional executive compensation.

Factors Affecting Earnings

- As the economy continued to be challenging throughout the year, it was necessary and prudent to increase our provision for loan losses from $2.4 million in 2008 to $6.9 million for the year ended 2009. This action brings our allowance for loan and lease losses to 1.24% of total loans. While this is the wise step to take in difficult times, it does produce the overall effect of reducing net income.

The Hotel Chamberlin (left) and the Hygeia Hotel, c.1900.



Robert F. Shuford, *Chairman of the Board*, OPNB/OPFC

- With bank failures on the rise, the Federal Deposit Insurance Corporation (FDIC) dramatically raised insurance premiums paid by all banks to cover the losses suffered by those that failed. Old Point's FDIC premium, which included a one-time special assessment paid by all banks, increased by $1.5 million over 2008.
- Loan demand during 2009 was soft, and our loan charge-offs were greater than we would have wanted. The resulting reduction in loan income, coupled with the expenses associated with preparing and maintaining repossessed assets for sale, also affected our bottom line.
- On the plus side, our tax-equivalent net interest margin (NIM) improved over the year: NIM was at 3.35% at the end of the first quarter in 2009, and it ended up December 31, 2009 at 3.44% for the year.

Old Point Continues to Grow

Growth is central to Old Point's long-term business strategy and we made important strides forward in 2009. Our assets ended the year at $921.4 million, an increase of $86.5 million over 2008. During the same period, deposits and repurchase agreements also grew $92.5 million to $771.9 million, an increase of 13.6%. (Repurchase agreements are arrangements used by our commercial customers as a cash management tool.)

Loans were relatively flat because of the down economy, but we continue to work to place good loans on our books.

We are expanding physically on both sides of the water. In November, we opened our 21st banking office, in the Ghent section of Norfolk. This new Norfolk headquarters houses a branch, along with offices for our Regional Executive Officer and members of our Corporate Banking department. In 2010, we will begin construction on a new headquarters building in downtown Hampton. This five-story, 50-thousand square-foot building will be located on the site currently occupied by our downtown Hampton office. In preparation for the construction, the downtown Hampton office will temporarily relocate to 24 Wine Street until the new building is completed. The Phoebus campus will

continued



Bathers at Buckroe Beach.



 

OLD POINT EXECUTIVE OFFICERS

					
Melissa L. Burroughs *Chief Lending Officer*	Laurie D. Grabow *Chief Financial Officer*	Eugene M. Jordan, II *President & CEO* Old Point Trust	Louis G. Morris *President & CEO* Old Point National Bank	Robert F. Shuford, Jr. *Chief Operating Officer*	Joseph R. Witt, CPA *Corporate Banking*

become the bank's Operations Center, giving us space to further enhance our operations capabilities.

As part of our plans for new generation of revenue, we made strategic hires. **Donna Bennett**, an experienced treasury services officer, has joined the bank as a senior vice president in the **Corporate Banking** department. Corporate Banking provides financial services to larger companies who require sophisticated solutions for their business.



Beth Tibbetts has joined **Old Point Trust** as an employee benefit officer. This move will enhance Trust's ability to provide more employee benefit products.

Our Capital Position

We take pride in Old Point's sound capital position. At year end 2009, the Bank's Tier 1 capital ratio was 11.11%, well above the 6% required for a bank to be classified as "well capitalized." For the same time period, Old Point Financial Corporation's Tier 1 capital ratio was 11.88%.

Asset Quality

Regardless of economic conditions, we always closely monitor all of our loans and we move quickly to resolve issues as they arise. Despite our best efforts, our charge offs (net of recoveries) of unsatisfactorily performing loans increased over the year, going from $1.1 million at the end of 2008 to $5.4 million in 2009. Non-performing assets overall dropped from $14.9 million at the end of 2008 to $12.9 million in 2009. During 2009, we increased our provision for loan losses by $4.5 million over 2008, so that our Allowance for Loan and Lease Losses (ALLL) now stands at 1.24% of total loans. In 2008, that measure was at 1.00%.

Trust

During a year of notable turmoil, we continued to provide our clients with solid investment performance and minimized volatility. We're pleased to report that over the last three and five year periods, our discretionary portfolios have consistently outperformed their benchmarks.

In addition, thanks to our commitment to quality service, loyalty of clients to Old Point Trust Company is very strong. And our excellent reputation and strong sales effort continue to bring new clients to Old Point Trust. As the result of all of these factors, the market value of assets under administration over year end 2008 rose by more than 10 percent.

Constantly expanding the product line is also a significant growth strategy for the Trust Company. During the first half of 2010, Old Point Trust will introduce a daily valuation employee benefit product, which allows benefit plan participants to monitor the value of their assets on a day-to-day basis. With the assistance of the Bank's Corporate Banking area, Old Point Trust now also offers trusteeship for trusts supporting non-qualified deferred compensation plans.

Old Point Investment Services completes Old Point's array of wealth management products, offering

This page *(left side): A Hampton policeman, billy club in hand, circa 1920.*
Facing page *(bottom right): The "Sky-High Oyster Pile" at J.S. Darling's plant next to the Hampton River. This unique Hampton landmark was even featured in a 1916 issue of National Geographic.*



OLD POINT TRUST EXECUTIVE OFFICERS



C. Kay Alligood
Chief Administrative Officer



Eugene M. Jordan, II
President & CEO



McKim Williams, Jr.
Trust & Investment Officer

brokerage services, annuities and long term care insurance and more. Old Point truly can help each client in every aspect of his or her financial life.

Corporate Banking

The year 2009 was successful for Old Point's new **Corporate Banking** department, which provides treasury management services to larger corporations within our market. It has added several new and expanded relationships and is actively seeking more. The department focuses on treasury consulting, which can provide customers with more sophisticated solutions to their cash management needs. One such service is Old Point Image Lockbox, the first in the area to offer local post office boxes as receiving points. The use of local boxes enables local businesses to avoid the "mail float" associated with using distant boxes to receive payments.

Retail and Commercial Banking

- Retail: With the opening of the Ghent office, our 21st, we now have two offices or more in most of the major Hampton Roads cities: Chesapeake, Hampton, Newport News, Norfolk, Virginia Beach and the Williamsburg area. Our emphasis for the next several years will be on cementing and growing relationships with our customers. In order to accomplish this, Retail will concentrate on training and coaching of branch staff.
- Commercial: As always, our focus is on asset quality. In these trying times, this has become more important now than ever.
- Customer Relationship Management: In 2010, we will install a Customer Relationship Management system to help our front-line bankers in serving their customers. The system will be installed by the end of the year and will enable calling officers and support staff to understand the entire scope of Old Point's relationship with each customer. This will further and encourage team-based customer support efforts.

Our 2009 Annual Report Cover

During 2010, our hometown of Hampton will celebrate its 400th anniversary. We wish to honor that occasion by featuring photographs that show some of Hampton's long history. We are proud to have been born in America's oldest continuous English–speaking settlement and to have served the needs of its citizens since 1923. As you no doubt know from our recent commercials, we first began our banking operations from a candy store counter in Phoebus. As we say in the ads, we think that "sweet" fact makes us unique in the market and helps explain our ***Real. Friendly.*** brand.

continued



Looking forward to 2010

Old Point is strong. Our capital position is good. The economy in our region appears to be better than in many other areas of the country. These factors will all be important in 2010. Of course, we can anticipate that many of the challenging issues we encountered in 2009 will continue in 2010. We will be faced with more regulation. There will be more negative press. Even though it primarily reports on big investment banks, this publicity casts a shadow on community banks like Old Point and leads to more uncertainty in the market. However, our eight-and-a-half decade tradition of sound business practices and the outstanding team and individual efforts of Old Point staff are assets that will serve Old Point well in 2010.

Our involvement in our community, both by our excellent staff and at the corporate level, will continue. In addition to monetary contributions to over 250 charities, organizations and community events, virtually all of our officers contribute personal time and resources to these organizations. We are very proud of our home, the Hampton Roads region of Virginia, and our participation in the quality of life initiatives throughout the area is a distinguishing characteristic of our Company.

In Memoriam

In 2009 we lost two long-time friends and associates of the bank. **Margaret Causby,** Executive Vice President, a 40-year stalwart employee who had either worked in or managed virtually every department in the Bank, died in September. **Melvin Zimm**, a member of the Board of Directors of Old Point Financial Corporation since 2003 and Chairman of the Norfolk Regional Board of Old Point National Bank, died in August. Both of these individuals contributed a great deal to both the Company and our community. They will be sorely missed.

Annual Meeting

We look forward to seeing you at our Annual Stockholders' Meeting on Tuesday, April 27, 2010 at the Hampton Roads Convention Center in Hampton, Virginia. As always, we are grateful for your support, the guidance of our Boards, and the dedication of our employees. We welcome your suggestions.

Robert F. Shuford
Chairman, President & Chief Executive Officer



David L. Bernd
President & CEO
Sentara Healthcare



James Reade Chisman
President
J. R. Chisman Development Co.



John B. Morgan, II
President
Morgan-Marrow Insurance



Louis G. Morris
President & CEO
OPNB



OLD POINT BOARDS OF DIRECTORS

OLD POINT NATIONAL BANK/OLD POINT FINANCIAL CORPORATION



Dr. Richard F. Clark
Retired Pathologist
Sentara Hampton General Hospital



Russell S. Evans, Jr.
Retired Assistant Treasurer and Corporate Fleet Manager
Ferguson Enterprises



Michael A. Glasser
Attorney-at-Law/ Member
Glasser and Glasser, PLC



Dr. Arthur D. Greene
Retired Orthopaedic Surgeon
Sentara Healthcare Administrator



Stephen D. Harris
Attorney-at-Law/Partner
Geddy, Harris, Franck & Hickman, L.L.P.



John Cabot Ishon
President
Hampton Stationery



Robert L. Riddle, CCIM
President
Riddle Associates, Inc.



Dr. H. Robert Schappert
Retired President
Beechmont Veterinary Associates, Ltd.



Robert F. Shuford
Chairman of the Board
OPNB/OPFC



Robert F. Shuford, Jr.
Executive Vice President & Chief Operating Officer
OPNB



Ellen Clark Thacker
Executive Director
Gloucester-Mathews Humane Society



Joseph R. Witt, CPA
Executive Vice President Corporate Banking
OPNB

OLD POINT TRUST & FINANCIAL SERVICES, N.A.



James Reade Chisman
President
J. R. Chisman Development Co.



Dr. Richard F. Clark
Retired Pathologist
Sentara Hampton General Hospital



Cyrus A. Dolph, IV
Attorney, Clarke, Dolph, Rapaport, Hull, Brunick & Garriott, PLC



Dr. Arthur D. Greene
Retired Orthopaedic Surgeon
Sentara Healthcare Administrator



Dr. William S. Hunt
D.D.S.



John Cabot Ishon
President
Hampton Stationery

Street scene in 1938. Cheyne's Studio is shown at left and Janet Gaynor and Douglas Fairbanks, Jr. are starring in the movie featured at the Langley Theater. (Today, the Hampton Stationery Company is located in Cheyne's building.)



Eugene M. Jordan II
President & CEO
Old Point Trust



Robert F. Shuford
Chairman of the Board
OPNB/OPFC



Ellen Clark Thacker
Executive Director
Gloucester-Mathews Humane Society



Joseph R. Witt, CPA
Executive Vice President Corporate Banking
OPNB



OLD POINT REGIONAL BOARDS

Chesapeake Board

Chairman
Robert L. Riddle, CCIM
President
Riddle Associates, Inc.

Mark S. Cox, APR
Director of Public Communications
City of Chesapeake

Linda G. Doland
Senior Vice President/ Regional Executive Officer
Old Point National Bank

Gerald E. Hansen
Executive Vice President
Chesapeake Insurance Services, Inc.

Sarah S. Hull
Attorney/Partner
Clarke, Dolph, Rapaport, Hull, Brunick & Garriott, PLC

James L. Knox
President
Knox Studios, Inc.

Jean Loxley-Barnard
Publisher/CEO
"The Shopper"-Hometown Advertising Magazine

Sherri L. Miles-Foley
Vice President
J.D. Miles & Sons, Inc.

Dr. William B. Pruden, III
Dentist
William B. Pruden, DMD, PLC

Charles W. Snader, CPA
President
Charles W. Snader, P.C.

Stephen John Telfeyan
Attorney
Basnight, Kinser, Telfeyan, Leftwich & Nuckolls, PC

Robert W. Tull, Jr., CFP
President
Tull Financial Group Inc.

Jesse Williams
Director, Chesapeake Division
Hampton Roads Chamber of Commerce

Hampton Board

Chairman
John Cabot Ishon
President
Hampton Stationery

Stephen C. Adams
Group Vice President
POMOCO Group, Inc.

Robert R. Harper, Jr.
Director
Joint and System Integration
Northrop Grumman

William H. Hobbs, Jr.
General Manager, Vice President
Hampton Chevrolet/ Mazda

Stephen M. Mallon
Executive Vice President
Craig Davis Properties, Inc.

Henry L. Mills
Senior Vice President/ Regional Executive Officer
Old Point National Bank

Troy Smith, Jr.
President
Smith Bros. Enterprises, Inc.

M. Kenneth Taylor, Jr.
Contractor
M.K. Taylor, Jr. Contractors, Inc & Taylor Waste Service

Elizabeth S. Wash
President
Shred-It

Dorothy Wright
Realtor, General Manager, Executive Vice President
Abbitt Realty LLC

Newport News Board

Chairman
Dr. H. Robert Schappert
Retired President
Beechmont Veterinary Hospital, Ltd.

Charles C. Allen, FAICP
Urban Planning Consultant

Grady M. Blaylock
Chairman of the Board/CEO
Equidata

Richard Donaldson
Managing Partner
Jones, Blechman, Woltz & Kelly, P.C.

Crosby C. Forrest
Owner
Dixie R.V. Superstore

G. Royden Goodson, III
President
Warwick Plumbing & Heating Corporation

Thaddeus B. Holloman
Senior Vice President/ Regional Executive Officer
Old Point National Bank

Barry A. Layman
CEO
The Colony Group

Patrick R. Parcells, M.D.
Senior Vice President/ Administrator
Riverside Regional Medical Center

Steve Suttle
General Manager
Suttle Motor Corporation

Norfolk Board

Chairman
Michael A. Glasser
Attorney-at-Law/Member
Glasser and Glasser, PLC

Jane C. Gardner
Retired Television Anchor and Public Affairs Manager

Michael E. Glenn
Principal
Luna Development

Daun Hester
Co-Owner
Hester, Hester & Associates, Ltd.

Joseph R. Lassiter, Jr.
Lawyer
Russos, Lassiter, Glanzer, P.L.C.

Sharon McDonald
Commissioner of Revenue
City of Norfolk

James H. Newsom, III
Senior Vice President/ Regional Executive Officer
Old Point National Bank

Paul H. Peck
President
First Home Properties, LLC

W. Wayne Perry, Jr.
Owner/President
Community Personal Care, Inc.

Thom N. Vourlas
Co-Owner/Operator
Naro Expanded Cinema

Virginia Beach Board

Chairman
Robert L. Riddle, CCIM
President
Riddle Associates, Inc.

Robert G. Bielat, CPA
Partner
Cherry, Bekaert & Holland, LLP

Linwood Branch
Owner
Lynn-Dee Motel, Inc. and Lar-Jac Corporation

Dr. Christopher A. Hooper
Cosmetic & General Dentistry

Tom B. Langley, PE, LS
President
Langley & McDonald Engineers, Planners, Surveyors

Dr. Kenneth A. LeBow
Optometrist

Cheryl P. McLeskey
Assistant to the President
McLeskey & Associates, LLC

John T. Midgett
Principal
Midgett & Preti, PC

Dave Pasko
Senior Vice President/ Regional Executive Officer
Old Point National Bank

Patricia A. Phillips
Director of Finance
City of Virginia Beach

Chris Wood
Vice President
JD & W, Inc

Williamsburg Board

Chairman
Stephen D. Harris
Attorney-at-Law/Partner
Geddy, Harris, Franck & Hickman LLP

Bradley Dorris
Senior Vice President/ Regional Executive Officer
Old Point National Bank

Michael Fox
Assistant to the President and Secretary to the Board of Visitors
The College of William & Mary

Peter V. Henderson
President
Henderson, Inc.

Timothy K. Johnston, DDS
Director
Norge Dental Center

David L. Julien
Vice President and General Manager
Williamsburg Chrysler Jeep Kia

Dr. Thomas L. Munzel
President
Pulmonary & Sleep Consultants of Williamsburg

Mildred B. West
Semi-Retired
The College of William & Mary

Lawrence E. Wilkinson, Jr.
President
Sarah Creek Limited

John Wilson
General Manager
Caldwell Banker Traditions REALTOR ®

OLD POINT RETIREE



Liv Whiting retired in December after a 40 year career in banking. With Old Point since 1996, Liv was the Branch Manager at the Professional Park office, an Assistant Vice President and retired as Vice President/Commercial Account Manager. Liv was encouraged to pursue a career in banking by a chemistry professor at Old Dominion College (now University) who said to him, "Liv, with a name like Livingston you should consider a banking career."

During retirement, Liv and his wife Carol, also a former Old Point employee, plan to travel and spend time with family. Liv also plans to learn to cook!

Congratulations Liv, and good luck!



CORPORATE INFORMATION

Analysts, investors and others seeking financial information about Old Point Financial Corporation should contact Lani Chisman Davis, Marketing Director (757/728-1286).

TRANSFER AGENT Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Shareholder inquiries: 1-800-633-4236 www.computershare.com. Investors who have questions about their accounts, wish to change ownership of their stock or wish to report lost, stolen or destroyed certificates please contact Computershare. Investors may also gain access to their Old Point Financial Corporation stock information by visiting www.oldpoint.com and clicking on the "Investor Relations" link and following the links from Shareholder Services to Account Access.

ANNUAL MEETING The Old Point Financial Corporation Annual Meeting of Shareholders will be held April 27, 2010, at the Hampton Roads Convention Center in Hampton, Virginia.

FORM 10-K Copies of Old Point Financial Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained after March 31, 2010 by writing: Laurie D. Grabow, Chief Financial Officer and Senior Vice President of Finance, Old Point Financial Corporation, P.O. Box 3392, Hampton, Virginia 23663.

NASDAQ SYMBOL: OPOF Old Point Financial Corporation stock is traded on the Nasdaq market. The Nasdaq symbol is OPOF.

INDEPENDENT ACCOUNTANTS Yount, Hyde & Barbour, P.C., Winchester, VA 22601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
MAR 2 2 2010
Washington, DC 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 000-12896

OLD POINT FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

VIRGINIA	**54-1265373**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 West Mellen Street, Hampton, Virginia 23663
(Address of principal executive offices) (Zip Code)

(757) 728-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $5 par value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No **[X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No **[X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes **[X]** No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer **[X]**
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company **[X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No **[X]**

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2009 was $57,536,427 based on the closing sales price on the NASDAQ Capital Market of $18.50.

There were 4,922,160 shares of common stock outstanding as of February 26, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on April 27, 2010, are incorporated by reference in Part III of this report.

OLD POINT FINANCIAL CORPORATION

FORM 10-K

INDEX

PART I		Page
Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	11
Item 3.	Legal Proceedings	11
Item 4.	[Reserved]	11
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	13
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	33
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	72
Item 9A.	Controls and Procedures	72
Item 9B.	Other Information	73
PART III		
Item 10.	Directors, Executive Officers and Corporate Governace	73
Item 11.	Executive Compensation	73
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	74
Item 13.	Certain Relationships and Related Transactions, and Director Independence	74
Item 14.	Principal Accountant Fees and Services	74
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	74
	Index to Consolidated Financial Statements	74
	Index to Exhibits	74
	Signatures	76

Part I

Item 1. Business

GENERAL

Old Point Financial Corporation (the Company) was incorporated under the laws of Virginia on February 16, 1984, for the purpose of acquiring all the outstanding common stock of The Old Point National Bank of Phoebus (the Bank), in connection with the reorganization of the Bank into a one-bank holding company structure. At the annual meeting of the stockholders on March 27, 1984, the proposed reorganization was approved by the requisite stockholder vote. At the effective date of the reorganization on October 1, 1984, the Bank merged into a newly formed national bank as a wholly-owned subsidiary of the Company, with each outstanding share of common stock of the Bank being converted into five shares of common stock of the Company.

The Company completed a spin-off of its trust department as of April 1, 1999. The newly formed organization is chartered as Old Point Trust and Financial Services, N.A. (Trust). Trust is a nationally chartered trust company. The purpose of the spin-off was to have a corporate structure more ready to compete in the field of wealth management. Trust is a wholly-owned subsidiary of the Company.

The Bank is a national banking association that was founded in 1922. As of the end of 2009, the Bank had 21 branch offices serving the Hampton Roads localities of Hampton, Newport News, Norfolk, Virginia Beach, Chesapeake, Williamsburg/James City County, York County and Isle of Wight County. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and business customers.

The Company's primary activity is as a holding company for the common stock of the Bank and Trust. The principal business of the Company is conducted through its subsidiaries which continue to conduct business in substantially the same manner.

As of December 31, 2009, the Company had assets of $921.4 million, loans of $635.2 million, deposits of $662.5 million, and stockholders' equity of $81.6 million. At year-end, the Company and its subsidiaries had a total of 331 employees, 22 of whom were part-time.

MARKET AREA AND COMPETITION

The Company's market area is located in Hampton Roads. According to the United States Census Bureau, Hampton Roads is the 34th most populous Metropolitan Statistical Area (MSA) in the United States. Situated in the southeastern corner of Virginia and boasting the world's largest natural deepwater harbor, the Hampton Roads MSA includes the cities of Chesapeake, Hampton, Newport News, Norfolk, Poquoson, Portsmouth, Suffolk, Virginia Beach and Williamsburg and the counties of Isle of Wight, Gloucester, James City, Mathews, York and Surry.

The Hampton Roads MSA is the largest market between Washington, D.C. and Atlanta, Georgia, and the fourth largest MSA in the southeast. The region saw a 7.0% increase in population between 2000 and 2008 and was home to 1.7 million people. The Virginia Employment Commission projects the population in the Hampton Roads MSA to be nearly 1.82 million people by the year 2020.

The banking business in Virginia, and in the Company's primary service area in Hampton Roads, is highly competitive, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have over the Company is their ability to finance wide-ranging advertising campaigns and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Company.

Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. The Company competes by emphasizing customer service and technology, establishing long-term customer relationships and building customer loyalty, and providing products and services to address the specific needs of the Company's customers. The Company targets individual and small-to-medium size business customers.

The Hampton Roads MSA is the third largest deposit market in Virginia, after Richmond and the Washington Metropolitan area, according to the Federal Deposit Insurance Corporation (FDIC). The Company's market area is serviced by 383 branches of banks and savings and loans and 53 credit unions. Because community banks typically rely on branch deposits to fund loans, competition for local deposits is fierce. This is particularly true now with the recent upheaval in the financial services industry. According to research conducted by Aite Group LLC, community banks are well positioned to reclaim ground lost to larger banks and are better positioning themselves for future success through opportunities that have arisen from the economic crisis. More than half of the community banks that were surveyed by Aite Group LLC have experienced growth in deposits as a result of new customer acquisition and existing customers maintaining higher balances than in the past.

In order to capitalize on these opportunities and come out of the crisis stronger, community banks must establish themselves to compete with larger banks in the long term. To accomplish this, the Company is focused on strengthening customer loyalty, establishing a strong, customer-focused brand and improving its cross-selling strategies across all lines of business. Because high levels of trust drive both referral behavior and future purchase intentions, and because loyalty experts agree it is more cost effective to retain customers than to acquire them, the Company is concentrating its efforts with its own customer base. Furthermore, recent ad campaigns have centered on building an emotional connection to the Company and reinforcing the Company's brand essence, "Real. Friendly.", in every interaction with every customer every day.

Currently, the Company is striving to build a stronger presence with business customers, where greater opportunities for fee-based revenues and cross-selling exist. In 2009, the Company expanded its treasury services offerings by adding a Corporate Banking group and expanding its product offerings to match those offered by larger institutions.

As of June 30, 2009, the Company holds eighth place with 3% market share of all Hampton Roads deposits. The Company's total deposits for the entire Hampton Roads area grew by almost $13.0 million, or 2% between June 2008 and June 2009. In Hampton, the Company retains first place with 34% market share. In addition, deposit growth in other parts of the peninsula between June 2008 and June 2009 was good. Deposits in Newport News grew 13%, in Isle of Wight deposits grew 9% and in Williamsburg and James City County deposits grew 8%.

Overall deposit growth remains strong in some of the Company's smaller markets as well. The Company opened its second Virginia Beach location in January of 2008 and this upward deposit trend continued with 16% deposit growth between June 30, 2008 and June 30, 2009.

The Company has seen some decline in deposits in some areas. Some of this decline can be attributed to the movement of government funds. However, with the opening of the Company's Ghent branch in November of 2009, the Company expects its market share to increase in this area of the MSA.

AVAILABLE INFORMATION

The Company maintains a website on the Internet at www.oldpoint.com. The Company makes available free of charge, on or through its website, its proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC). This reference to the Company's Internet address shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this Form 10-K or other SEC filings. The information available at the Company's Internet address is not part of this Form 10-K or any other report filed by the Company with the SEC. The public may read and copy any documents the Company files at the SEC's Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings can also be obtained on the SEC's website on the Internet at www.sec.gov.

REGULATION AND SUPERVISION

Set forth below is a brief description of some of the material laws and regulations that affect the Company. The description of these statutes and regulations is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the statutes and regulations summarized below. No

assurance can be given that these statutes or regulations will not change in the future.

General. The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), which include, but are not limited to, the filing of annual, quarterly and other reports with the SEC. As an Exchange Act reporting company, the Company is directly affected by the Sarbanes-Oxley Act of 2002 (the SOX), which is aimed at improving corporate governance and reporting procedures and requires additional corporate governance measures and expanded disclosure of the Company's corporate operations and internal controls. The Company is complying with the applicable SEC and other rules and regulations implemented pursuant to the SOX and intends to comply with any applicable rules and regulations implemented in the future. Although the Company has incurred and will continue to incur additional expense in complying with the provisions of the SOX and the resulting regulations, this compliance has not had, and is not expected to have, a material impact on the Company's financial condition or results of operations.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System. Generally, a bank holding company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, and before it may acquire ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5 percent of the voting shares of such bank. The approval of the Board of Governors is also required for the merger or consolidation of bank holding companies.

The Company is required to file periodic reports with the Federal Reserve Bank (FRB) and provide any additional information the FRB may require. The FRB also has the authority to examine the Company and its subsidiaries, as well as any arrangements between the Company and its subsidiaries, with the cost of any such examinations to be borne by the Company.

Banking subsidiaries of bank holding companies are also subject to certain restrictions imposed by Federal law in dealings with their holding companies and other affiliates. Subject to certain restrictions set forth in the Federal Reserve Act, a bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate or issue a guarantee, acceptance or letter of credit on behalf of an affiliate, as long as the aggregate amount of such transactions of a bank and its subsidiaries with its affiliates does not exceed 10 percent of the capital stock and surplus of the bank on a per affiliate basis or 20 percent of the capital stock and surplus of the bank on an aggregate affiliate basis. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices. In particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Additionally, the Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services.

A bank holding company is prohibited from engaging in or acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any company engaged in nonbanking activities. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the FRB has determined by regulation or order are so closely related to banking as to be a proper incident to banking. In making these determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public that outweigh possible adverse effects.

As a national bank, the Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency (the Comptroller). Each depositor's account with the Bank is insured by the FDIC to the maximum amount permitted by law. The Bank is also subject to certain regulations promulgated by the FRB and applicable provisions of Virginia law, insofar as they do not conflict with or are not preempted by federal banking law.

As a non-depository national banking association, Trust is subject to regulation, supervision and regular examination by the Comptroller. Trust's exercise of fiduciary powers must comply with Regulation 9 promulgated by the Comptroller and with Virginia law.

The regulations of the FDIC, the Comptroller and FRB govern most aspects of the Company's business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching, deposit interest rate ceilings and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in the United States, the Company's business is particularly susceptible to changes in state and Federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

Emergency Economic Stabilization Act of 2008. It is not clear at this time what impact initiatives of the United States Treasury and other bank regulatory agencies will have on the financial markets, the financial services industry, the Company, the Bank or Trust. Examples of such initiatives that have been announced include the Emergency Economic Stabilization Act of 2008 (the EESA), enacted October 3, 2008, and the American Recovery and Reinvestment Act of 2009 (the ARRA), enacted February 17, 2009 which amended the EESA. Additional programs may be initiated by bank regulatory agencies in the future.

Capital Requirements. The FRB, the Comptroller and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks. These capital adequacy regulations are based upon a risk-based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings by the regulatory agencies and are counted as a percentage of their book value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources" in Item 7 of this report on Form 10-K.

Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). There are five capital categories applicable to insured institutions, each with specific regulatory consequences. If the appropriate federal banking agency determines, after notice and an opportunity for hearing, that an insured institution is in an unsafe or unsound condition, it may reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition. The Comptroller has issued regulations to implement these provisions. Under these regulations, the categories are:

a. Well Capitalized — the institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a Risk-based Capital Ratio of 10 percent or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 6 percent or greater, (iii) having a Leverage Ratio of 5 percent or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

b. Adequately Capitalized — the institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a Risk-based Capital Ratio of 8 percent or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 4 percent or greater and (iii) having a Leverage Ratio of 4 percent or greater or a Leverage Ratio of 3 percent or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

c. Undercapitalized — the institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a Risk-based Capital Ratio of less than 8 percent or (ii) having a Tier 1 Risk-based Capital Ratio of less than 4 percent or (iii) having a Leverage Ratio of less than 4 percent, or if the institution is rated a composite 1 under the CAMELS rating system, a Leverage Ratio of less than 3 percent.

d. Significantly Undercapitalized — the institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a Risk-based Capital Ratio of less than 6 percent or (ii) having a Tier 1 Risk-based Capital Ratio of less than 3 percent or (iii) having a Leverage Ratio of less than 3 percent.

e. Critically Undercapitalized — the institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total

assets that is equal to or less than 2 percent.

An institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution may not make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such dividend would cause the Bank to become undercapitalized, it could not pay a management fee or dividend to the Company.

Deposit Insurance Assessments. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund (the DIF) of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 (FDIRA). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Unlike the other categories, Risk Category I, which contains the least risky depository institutions, contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information.

Under the financial ratios method, each financial ratio and a weighted average of CAMELS component ratings is multiplied by a pricing multiplier. The weights applied to CAMELS components are as follows: 25 percent each for Capital and Management; 20 percent for Asset quality; and 10 percent each for Earnings, Liquidity, and Sensitivity to market risk. The CAMELS component weights and pricing multipliers are the same for all institutions subject to the financial ratios method.

Beginning April 1, 2009, the FDIC introduced a new financial ratio into the financial ratios method (the adjusted brokered deposit ratio). The adjusted brokered deposit ratio affects institutions whose brokered deposits are more than 10 percent of domestic deposits and whose total assets are more than 40 percent greater than they were four years previously. The adjusted brokered deposit ratio excludes certain reciprocal deposits for institutions in Risk Category I. Brokered deposits that consist of balances swept into an insured institution are included in the adjusted brokered deposit ratio for all institutions.

FDIRA also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Company's one-time credit was $360 thousand, of which $135 thousand and $225 thousand were applied to offset assessments in 2008 and 2007, respectively. FDIRA also provided for the possibility that the FDIC may pay dividends to insured institutions if the DIF reserve ratio equals or exceeds 1.35 percent of estimated insured deposits.

On February 27, 2009, the FDIC: (1) adopted a final rule modifying the risk-based assessment system and setting initial base assessments rates beginning April 1, 2009, at 12 to 45 basis points, and (2) due to extraordinary circumstances, extended the period of its Restoration Plan to replenish the DIF from five to seven years.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The special assessment was collected on September 30, 2009.

On November 12, 2009, the FDIC adopted a final rule to require insured deposit institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009, along with each institution's risk-based assessment for the third quarter of 2009.

The EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor until December 31, 2009. In 2009, the insurance coverage of $250,000 per depositor was extended until December 31, 2013. The legislation did not increase coverage for retirement accounts, which will continue to be $250,000.

On October 13, 2008, the FDIC adopted the Temporary Liquidity Guarantee Program (the TLGP) because of disruptions in the credit market, particularly the interbank lending market, which reduced banks' liquidity and impaired their ability to lend. The goal of the TLGP is to decrease the cost of bank funding so that bank lending to consumers and businesses will normalize. The TLGP is industry funded and does not rely on the DIF to achieve its goals. The final rule implementing the TLGP was approved by the FDIC Board of Directors on November 21, 2008. The TLGP consists of two components: a temporary guarantee of newly-issued senior unsecured debt (the Debt Guarantee Program) and a temporary unlimited guarantee of funds in noninterest-bearing transaction accounts at FDIC-insured institutions (the Transaction Account Guarantee Program). The Company is participating in both of these programs and will be required to pay assessments associated with the TLGP as follows:

- Under the Debt Guarantee Program, all newly-issued senior unsecured debt (as defined in the regulation) will be charged an annualized assessment of up to 100 basis points (depending on debt term) on the amount of debt issued, and calculated through the maturity date of that debt or June 30, 2012, whichever is earlier. On October 20, 2009, the FDIC established a limited, six-month emergency guarantee facility upon expiration of the Debt Guarantee Program. Under this emergency guarantee facility, certain participating entities can apply to the FDIC for permission to issue FDIC-guaranteed debt during the period starting October 31, 2009 through April 30, 2010. The fee for issuing debt under the emergency facility will be at least 300 basis points, which the FDIC reserves the right to increase on a case-by-case basis, depending upon the risks presented by the issuing entity. The Company has thus far issued no debt and has incurred no assessments under the Debt Guarantee Program

- Under the Transaction Account Guarantee Program, amounts exceeding the existing deposit insurance limit of $250,000 in any noninterest-bearing transaction accounts (as defined in the regulation) will be assessed an annualized 10 basis points collected quarterly for coverage through December 31, 2009. The Transaction Account Guarantee Program has been extended until June 30, 2010.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 (the GLBA) implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complementary to financial activities. The activities that the GLBA expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA

(discussed below). In addition, the bank holding company must file with the FRB a declaration of its intention to become a financial holding company. While the Company satisfies these requirements, the Company has elected for various reasons not to be treated as a financial holding company under the GLBA.

The GLBA has not had a material adverse impact on the Company's operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry has experienced further consolidation. This consolidation has the result of increasing competition faced from larger institutions and other companies offering financial products and services, many of which may have substantially greater financial resources.

The GLBA and certain new regulations issued by federal banking agencies also provide protections against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Community Reinvestment Act. The Company is subject to the requirements of the Community Reinvestment Act (the CRA). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are currently evaluated as part of the examination process. These efforts also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

USA Patriot Act. The USA Patriot Act became effective on October 26, 2001 and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the United States Treasury, to share information with one another in order to better identify and report to the federal government concerning activities that may involve money laundering or terrorists' activities. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Certain provisions of the USA Patriot Act impose the obligation to establish anti-money laundering programs, including the development of a customer identification program, and the screening of all customers against any government lists of known or suspected terrorists. Although it does create a reporting obligation and compliance costs, the USA Patriot Act has not materially affected the Company's products, services or other business activities.

Reporting Terrorist Activities. The Office of Foreign Assets Control (OFAC), which is a division of the Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, the banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Company finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Company has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Company actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Company performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Consumer Laws and Regulations. The Company is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Company must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing

customer relations.

Item 1A. Risk Factors

U.S. and international credit markets and economic conditions could adversely affect liquidity and financial condition. Global market and economic conditions appear to be improving but could continue to be disrupted and volatile. Although the Company remains well capitalized and has not suffered any liquidity issues, the cost and availability of funds may be adversely affected by illiquid credit markets. Continued turbulence in the U.S. and international markets and economy may adversely affect the Company's liquidity, financial condition and profitability.

The Company is subject to interest rate risk and variations in interest rates may negatively affect its financial performance. The Company's profitability depends in substantial part on its net interest margin, which is the difference between the rates received on loans and investments and the rates paid for deposits and other sources of funds. The net interest margin depends on many factors that are partly or completely outside of the Company's control, including competition; federal economic, monetary and fiscal policies; and economic conditions. Changes in interest rates affect operating performance and financial condition. The Company tries to minimize its exposure to interest rate risk, but it is unable to completely eliminate this risk. Because of the differences in the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's net interest margin and, in turn, its profitability. At December 31, 2009, based on scheduled maturities only, the Company's balance sheet was liability sensitive at the one year time frame and, as a result, its net interest margin will tend to decrease in a rising interest rate environment and increase in a declining interest rate environment.

In addition, any substantial and prolonged increase in market interest rates could reduce the Company's customers' desire to borrow money or adversely affect their ability to repay their outstanding loans by increasing their credit costs. Interest rate changes could also affect the fair value of the Company's financial assets and liabilities. Accordingly, changes in levels of market interest rates could materially and adversely affect the Company's net interest margin, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

The Company's substantial dependence on dividends from its subsidiaries may prevent it from paying dividends to its stockholders and adversely affect its business, results of operations or financial condition. The Company is a separate legal entity from its subsidiaries and does not have significant operations or revenues of its own. The Company substantially depends on dividends from its subsidiaries to pay dividends to stockholders and to pay its operating expenses. The availability of dividends from the subsidiaries is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Company and other factors, that the Comptroller could assert that payment of dividends by the subsidiaries is an unsafe or unsound practice. In the event the subsidiaries are unable to pay dividends to the Company, the Company may not be able to pay dividends on the Company's common stock, service debt or pay operating expenses. Consequently, the inability to receive dividends from the subsidiaries could adversely affect the Company's financial condition, results of operations, cash flows and prospects and limit stockholders' return, if any, to capital appreciation.

The Company's profitability depends significantly on local economic conditions. The Company's success depends primarily on the general economic conditions of the markets the Company operates in. Unlike larger financial institutions that are more geographically diversified, the Company provides banking and financial services to customers primarily in the Hampton Roads MSA. The local economic conditions in this area have a significant impact on the demand for loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could impact these local economic conditions. The decline in general economic conditions and the current recession have negatively affected the financial results of the Company's operations.

A decline in real estate values could cause a significant portion of the Company's loan portfolio to be under-collateralized and adversely impact the Company's operating results and financial condition. The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for the Company's loan portfolio were to decline materially, a significant part of the loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then, in the event of foreclosure, the Company may not be able to realize the amount of collateral that it anticipated at the time of originating the loan. The market value of real estate has declined, leaving the Company with certain loans that are under-collateralized. Some of these loans have become troubled and have been foreclosed upon, and the Company was unable to realize the expected value of the collateral. Due to these events, the Company has increased its loan loss provision and established a valuation reserve for foreclosed assets. In addition, the Company has experienced losses when selling foreclosed property. These three factors have had an adverse affect on operating results.

Market risk affects the earnings of Trust. The fee structure of Trust is generally based upon the market value of accounts under administration. Most of these accounts are invested in equities of publicly traded companies and debt obligations of both government agencies and publicly traded companies. As such, fluctuations in the equity and debt markets in general have had a direct impact upon the earnings of Trust.

The Company may be adversely affected by changes in government monetary policy. As a bank holding company, the Company's business is affected by the monetary policies established by the Board of Governors of the FRB, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. In setting its policy, the FRB may utilize techniques such as the following:

- Engaging in open market transactions in U.S. Government securities;
- Setting the discount rate on member bank borrowings; and
- Determining reserve requirements.

These techniques may have an adverse effect on deposit levels, net interest margin, loan demand or the Company's business and operations.

The allowance for loan losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses may not be adequate to cover actual loan losses. In addition, future provisions for loan losses could, and has in 2009, materially and adversely affected the Company's operating results. The allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolutions, changes in the size and composition of the loan portfolio and industry information. Also included in management's estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic and other conditions, including changes in interest rates, that may be beyond the Company's control and these future losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan losses. While management believes that the Company's allowance is adequate to cover current losses, the Company cannot assure investors that it will not need to increase the allowance or that regulators will not require the allowance to be increased. Either of these occurrences could materially and adversely affect earnings and profitability.

The Company and its subsidiaries are subject to extensive regulation which could adversely affect them. The Company is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of operations. Regulations adopted by these agencies, which are generally intended to protect depositors and customers rather than to benefit stockholders, govern a comprehensive range of matters including, without limitation, ownership and control of the Company's shares, acquisition of other companies and businesses, permissible activities that the Company and its subsidiaries may engage in, maintenance of adequate capital

levels and other aspects of operations. These regulations could limit the Company's growth by restricting certain of its activities. The laws, rules and regulations applicable to the Company are subject to regular modification and change. Regulatory changes could subject the Company to more demanding regulatory compliance requirements which could affect the Company in unpredictable and adverse ways. Such changes could subject the Company to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. Legislation and regulatory initiative containing wide-ranging proposals for altering the structure, regulation and competitive relationship of financial institutions are introduced regularly. The Company cannot predict whether or what form of proposed statute or regulation will be adopted or the extent to which such adoption may affect its business.

The Company's future success depends on its ability to compete effectively in the highly competitive financial services industry. The Company faces substantial competition in all phases of its operations from a variety of different competitors. Growth and success depends on the Company's ability to compete effectively in this highly competitive financial services environment. Many competitors offer products and services that are not offered by the Company, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively and may have larger lending limits that would allow them to serve the credit needs of larger customers. Some of the financial services organizations with which the Company competes are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured national banks. As a result, these non-bank competitors have certain advantages over the Company in accessing funding and in providing various services. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Failure to compete effectively to attract new and retain current customers in the Company's markets could cause it to lose market share, slow its growth rate and may have an adverse effect on its financial condition and results of operations.

Negative public opinion could damage the Company's reputation and adversely impact the Company's business, financial condition and results of operation. Reputation risk, or the risk to the Company's business, financial condition and results of operation from negative public opinion, is inherent in the financial services industry. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending practices and corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion could adversely affect the Company's ability to keep and attract customers and employees and could expose it to litigation and regulatory action. Damage to the Company's reputation could adversely affect deposits and loans and otherwise negatively affect the Company's business, financial condition and results of operation.

The Company and its subsidiaries are subject to transaction risk, which could adversely affect business, financial condition and results of operation. The Company and its subsidiaries, like all businesses, are subject to transaction risk, which is the risk of loss resulting from human error, fraud or unauthorized transactions due to inadequate or failed internal processes and systems, and external events that are wholly or partially beyond the Company's control (including, for example, computer viruses or electrical or telecommunications outages). Transaction risk also encompasses compliance (legal) risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards. Although the Company and its subsidiaries seek to mitigate operational risk through a system of internal controls, there can be no assurance that they will not suffer losses from operational risks in the future that may be material in amount. Any losses resulting from transaction risk could take the form of explicit charges, increased operational costs, litigation costs, harm to reputation or forgone opportunities, any and all of which could have a material adverse effect on business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2009, the Company owns the main office located in Hampton, Virginia, five office buildings and 16 branches. All of these are owned directly and free of any encumbrances. The land at the Fort Monroe branch is leased by the Company under an agreement expiring in October 2011. Two of the remaining three branches are leased from unrelated parties. The Crown Center branch is leased from Crown Center Associates, LLC, which is indirectly owned by Michael Glasser, a member of the Company's Board of Directors. The three branch leases have renewal options that expire anywhere from five to eleven years.

For more information concerning the commitments under current leasing agreements, see Note 6 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any material pending legal proceedings before any court, administrative agency, or other tribunal.

Item 4. [Reserved]

EXECUTIVE OFFICERS OF THE REGISTRANT

Name (Age) And Present Position	Served in Current Position Since	Principal Occupation During Past Five Years
Robert F. Shuford, Sr. (72) Chairman, President & Chief Executive Officer Old Point Financial Corporation	1965	Banker
Louis G. Morris (55) Executive Vice President/OPNB Old Point Financial Corporation	1988	Banker
Laurie D. Grabow (52) Chief Financial Officer & Senior Vice President/Finance Old Point Financial Corporation	1999	Banker
Eugene M. Jordan, II (55) Executive Vice President/Trust Old Point Financial Corporation	2003	Banker
Robert F. Shuford, Jr. (45) Senior Vice President/Operations Old Point Financial Corporation	2003	Banker
Melissa L. Burroughs (45) Senior Vice President/Lending & Business Development Old Point Financial Corporation	2007	Banker
Joseph R. Witt (49) Senior Vice President/Corporate Banking Old Point Financial Corporation	2008	Treasurer

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Company is quoted on the NASDAQ Capital Market under the symbol "OPOF". The approximate number of stockholders of record as of February 26, 2010 was 1,259. On that date, the closing price of the Company's common stock on the NASDAQ Capital Market was $14.39. The range of high and low prices and dividends paid per share of the Company's common stock for each quarter during 2009 and 2008 is presented in Item 7 of this report on Form 10-K under "Capital Resources" and is incorporated herein by reference. Additional information related to stockholder matters can be found in Note 16 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

On January 6, 2009, the Company authorized a program to repurchase during any given calendar year up to an aggregate of 5 percent of the shares of the Company's common stock outstanding as of January 1 of that calendar year. The Company did not repurchase any shares of the Company's common stock during 2009. On January 12, 2010, the Company replaced the 2009 plan with a similar plan. There is currently no stated expiration date for this program.

Five Year Stock Performance. The line graph below compares the Company's stockholder return with the return of the NASDAQ Bank Index and the Russell 2000 Index.

This performance graph was created by comparing the percentage change in stock prices for the Company and the indices on a year to year basis, factoring in dividend payments, and looking only at the closing price of the stock as of December 31 of each year surveyed. This graph may be affected by unusually high or low prices at December 31, 2004 or by temporary swings in stock price at December 31 of any given year. Accordingly, this is not necessarily the best measure of the Company's performance.

The index reflects the total return on the stock that is shown, including price appreciation, all stock splits and stock dividends, and reinvestment of cash dividends at time of payment, relative to the value of the stock at the beginning of the time period. Thus a move from 100 to 150 on the index scale indicates a 50% increase in the value of the investment. The NASDAQ Bank Composite Index contains all non-holding company banking institutions traded on the NASDAQ exchange. In addition to traditional banks this includes thrifts, but does not include other non-regulated finance companies. The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, which tracks almost 99% of the stocks included in portfolios of institutional investors.

Old Point Financial Corporation Five Year Price Performance

125.00
100.00
75.00
50.00
25.00

	2004	2005	2006	2007	2008	2009
NASDAQ Bank Composite Index	100.00	95.67	106.20	82.76	62.96	51.31
Old Point Financial Corp	100.00	86.79	83.74	75.40	71.19	57.63
Russell 2000 Index	100.00	103.32	120.89	117.57	76.65	95.98

Years 2004 through 2009

Item 6. Selected Financial Data

The following table summarizes the Company's performance for the past five years.

SELECTED FINANCIAL HIGHLIGHTS

Years ended December 31,	2009	2008	2007	2006	2005
		(in thousands except per share data)			
RESULTS OF OPERATIONS					
Interest income	$ 41,682	$ 46,501	$ 49,021	$ 44,885	$ 36,487
Interest expense	14,323	19,006	23,349	20,276	12,321
Net interest income	27,359	27,495	25,672	24,609	24,166
Provision for loan losses	6,875	2,400	1,000	1,200	1,050
Net interest income after provision for loan losses	20,484	25,095	24,672	23,409	23,116
Net gains (losses) on available-for-sale securities	290	(47)	3	9	10
Noninterest income	12,324	12,769	12,483	11,397	10,355
Noninterest expenses	31,205	28,376	26,023	25,181	23,585
Income before income taxes	1,893	9,441	11,135	9,634	9,896
Income tax expense	211	2,651	3,166	2,610	2,628
Net income	$ 1,682	$ 6,790	$ 7,969	$ 7,024	$ 7,268
FINANCIAL CONDITION					
Total assets	$ 921,422	$ 834,965	$ 822,557	$ 847,521	$ 739,993
Total deposits	662,502	646,524	596,165	588,414	536,744
Total loans	635,242	637,452	597,144	583,593	494,697
Stockholders' equity	81,608	82,898	79,707	74,665	71,056
Average assets	868,082	832,533	824,727	794,367	706,076
Average equity	82,772	82,195	77,479	72,540	70,472
PERTINENT RATIOS					
Return on average assets	0.19%	0.82%	0.97%	0.88%	1.03%
Return on average equity	2.03%	8.26%	10.29%	9.68%	10.31%
Dividends paid as a percent of net income	137.16%	47.66%	37.78%	39.76%	36.47%
Average equity as a percent of average assets	9.54%	9.87%	9.39%	9.13%	9.98%
PER SHARE DATA ***					
Basic earnings per share	$ 0.34	$ 1.39	$ 1.61	$ 1.41	$ 1.45
Diluted earnings per share	0.34	1.38	1.59	1.39	1.42
Cash dividends declared	0.47	0.66	0.61	0.56	0.53
Book value	16.60	16.90	16.24	14.96	14.16
GROWTH RATES					
Year-end assets	10.35%	1.51%	-2.95%	14.53%	7.83%
Year-end deposits	2.47%	8.45%	1.32%	9.63%	4.80%
Year-end loans	-0.35%	6.75%	2.32%	17.97%	14.18%
Year-end equity	-1.56%	4.00%	6.75%	5.08%	2.77%
Average assets	4.27%	0.95%	3.82%	12.50%	5.41%
Average equity	0.70%	6.09%	6.81%	2.93%	6.04%
Net income	-75.23%	-14.79%	13.45%	-3.36%	-15.29%
Cash dividends declared	-28.79%	8.20%	8.93%	6.06%	6.45%
Book value	-1.78%	4.06%	8.56%	5.65%	2.73%

*** Per share data have been adjusted to reflect the 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating the financial condition, changes in financial condition and the results of operations of the Company, consisting of the parent company (the Parent) and its wholly-owned subsidiaries, the Bank and Trust. This discussion should be read in conjunction with the consolidated financial statements and other financial information contained elsewhere in this report.

Caution About Forward-Looking Statements

In addition to historical information, this report may contain forward-looking statements. For this purpose, any statement that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements may include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements.

There are many factors that could have a material adverse effect on the operations and future prospects of the Company including, but not limited to, changes in interest rates, general economic conditions, the quality or composition of the loan or investment portfolios, the level of nonperforming assets and charge-offs, the local real estate market, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, FDIC premiums and/or assessments, demand for loan products, deposit flows, competition, and accounting principles, policies and guidelines. Monetary and fiscal policies of the U.S. Government could also adversely affect the Company; such policies include the impact of any regulations or programs implemented pursuant to the EESA, the ARRA and other policies of the Comptroller, U.S. Treasury and the Federal Reserve Board.

The Company has experienced losses due to the current economic climate. Dramatic declines in the residential and commercial real estate market in the past year have resulted in significant write-downs of asset values by the Company as well as by other financial institutions in the U.S. Concerns about the stability of the U.S. financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity, and increased market volatility.

On May 22, 2009, the FDIC approved a final rule to impose a special assessment of 5 basis points on each bank's total assets minus Tier 1 capital in order to replenish the DIF. The special assessments, plus higher quarterly assessments have impacted and will continue to impact the Company's performance by directly increasing expenses. In addition, in November of 2009, the FDIC issued a final rule that required insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The prepaid assessment for these periods was collected on December 30, 2009.

It is not clear what other impacts the EESA, the ARRA or other liquidity and funding initiatives of the Treasury and other bank regulatory agencies will have on the financial markets and the financial services industry. The extreme levels of volatility and limited credit availability currently being experienced could continue to affect the U.S. banking industry and the broader U.S. and global economies, which would have an effect on all financial institutions, including the Company.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. In addition, past results of operations are not necessarily indicative of future results.

Executive Overview

Description of Operations

Headquartered in Hampton, Virginia, the Company is the parent company of Trust and the Bank. Trust is a wealth management services provider. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and business customers. The Bank is

an independent community bank. In November of 2009, the Bank opened the Ghent office in Norfolk. With this opening, the Bank has 21 branches throughout the Hampton Roads localities of Chesapeake, Hampton, Isle of Wight County, Newport News, Norfolk, Virginia Beach, Williamsburg/James City County and York County.

Primary Financial Data for 2009

The Company earned $1.7 million in 2009, a 75.23% decrease in net income from 2008. Net interest income for 2009 decreased by $136 thousand as compared to net interest income for 2008. Due to the economy, the decline in real estate values and trends in nonaccruals and past due loans, the Company increased its provision for loan losses to $6.9 million in 2009 as compared to $2.4 million in 2008. Noninterest income for 2009 declined slightly as compared to noninterest income for 2008 and noninterest expense was $2.8 million higher in 2009 as compared to 2008.

Significant Factors Affecting Earnings in 2009

Major factors in the decrease in 2009 income as compared to 2008 were an increase in the provision for loan losses of $4.5 million, an increase in FDIC insurance costs of $1.5 million, an increase of $418 thousand in loan expenses, and an increase of $252 thousand in loss on write-down or sale of foreclosed assets. The increase in loan expenses was due to an additional $444 thousand in expenses related to foreclosed assets and legal fees related to loans.

On September 10, 2007, the Company entered into a joint venture agreement with Tidewater Mortgage Services, Inc. to provide mortgage origination services. Under the terms of the agreement, the joint venture is called Old Point Mortgage, LLC and is headquartered in Hampton. The Company owns 49% of Old Point Mortgage, LLC. Tidewater Mortgage Services, Inc. owns 51% of Old Point Mortgage, LLC and is the managing member. Earnings from this joint venture in 2009 were $172 thousand more than earnings in 2008.

Critical Accounting Estimates

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP) and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations. The accounting policy that required management's most difficult, subjective or complex judgments is the Company's Allowance for Loan Losses, which is described below.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on three basic principles of accounting which require: (i) that losses be accrued when they are probable of occurring and estimable, (ii) that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance and (iii) that adequate documentation exist to support the allowance for loan losses estimate.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. Management's estimate is based on certain observable, historical data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external Company regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Authoritative accounting literature requires that the impairment of loans that have been separately identified for evaluation be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. Authoritative accounting literature, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific reserves are determined on a loan-by-loan basis based on management's evaluation of the Company's exposure for each credit, given the current payment status of the loan and the net market value of any underlying collateral.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustment to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Income Taxes

The Company recognizes expense for federal income and state bank franchise taxes payable as well as deferred federal income taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated financial statements. Income and franchise tax returns are subject to audit by the Internal Revenue Service and state taxing authorities. Income and franchise tax expense for current and prior periods is subject to adjustment based on the outcome of such audits. The Company believes it has adequately provided for all taxes payable.

Earnings Summary

Net income was $1.7 million, or $0.34 diluted earnings per share in 2009 compared to $6.8 million, or $1.38 diluted earnings per share in 2008 and $8.0 million, or $1.59 diluted earnings per share in 2007. During 2009, the Company increased its loan loss provision to $6.9 million as compared to $2.4 million and $1.0 million in 2008 and 2007 respectively. The increase to the loan loss provision was made to ensure that the Company has adequately provided for loan losses caused by the downturn in the economy and a decline in real estate values. In addition, the cost of FDIC insurance increased by $1.5 million over 2008 and $1.6 million when compared to 2007.

Net Interest Income

The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund them. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The net interest margin is calculated by dividing tax equivalent net interest income by average earning assets. Net interest income, on a fully tax-equivalent basis, was $27.7 million in 2009, down $341 thousand from 2008 and up $1.3 million from 2007. The net interest margin was 3.44% in 2009 as compared to 3.61% in 2008 and 3.42% in 2007.

When comparing 2009 to 2008, the following changes were noted. Tax equivalent interest income decreased $5.0 million, or 10.68%. Average earning assets grew $29.6 million, or 3.82%. Total average loans increased $10.7 million, or 1.72%, while average investment securities increased $24.2 million, or 23.05%. The yield on earning assets decreased by 85 basis points due to decreasing yields in both the investment and loan portfolios.

Interest expense decreased $4.7 million, or 24.64% in 2009 as compared to 2008, while average interest-bearing liabilities increased $27.7 million, or 4.31%. The cost of interest-bearing liabilities decreased 82 basis points due to lower interest rates.

The following table shows an analysis of average earning assets, interest-bearing liabilities and rates and yields. Nonaccrual loans are included in loans outstanding.

TABLE I

AVERAGE BALANCE SHEETS, NET INTEREST INCOME* AND RATES*

Years ended December 31,	2009			2008			2007		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
				(in thousands)					
ASSETS									
Loans	$ 633,614	$ 38,168	6.02%	$ 622,883	$ 40,941	6.57%	$ 587,645	$ 41,964	7.14%
Investment securities:									
Taxable	118,122	2,566	2.17%	85,712	3,376	3.94%	129,266	4,470	3.46%
Tax-exempt	11,319	815	7.20%	19,481	1,402	7.20%	26,914	1,890	7.02%
Total investment securities	129,441	3,381	2.61%	105,193	4,778	4.54%	156,180	6,360	4.07%
Federal funds sold	25,310	54	0.21%	17,653	387	2.19%	20,255	994	4.91%
Other investments	16,947	421	2.48%	29,975	942	3.14%	7,671	423	5.51%
Total earning assets	805,312	42,024	5.22%	775,704	47,048	6.07%	771,751	49,741	6.45%
Reserve for loan losses	(7,232)			(5,269)			(5,092)		
	798,080			770,435			766,659		
Cash and due from banks	11,405			12,715			13,531		
Bank premises and equipment, net	35,246			29,331			26,686		
Other assets	23,351			20,052			17,851		
Total assets	$ 868,082			$ 832,533			$ 824,727		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Time and savings deposits:									
Interest-bearing transaction accounts	$ 9,812	$ 7	0.07%	$ 10,271	$ 14	0.14%	$ 10,658	$ 27	0.25%
Money market deposit accounts	136,651	301	0.22%	139,109	977	0.70%	149,518	2,279	1.52%
Savings accounts	41,132	53	0.13%	37,832	103	0.27%	38,698	196	0.51%
Time deposits, $100,000 or more	183,160	3,743	2.04%	122,666	4,766	3.89%	111,650	5,481	4.91%
Other time deposits	153,137	6,208	4.05%	203,208	8,242	4.06%	187,198	8,468	4.52%
Total time and savings deposits	523,892	10,312	1.97%	513,086	14,102	2.75%	497,722	16,451	3.31%
Federal funds purchased, repurchase agreements and other borrowings	79,113	566	0.72%	50,749	877	1.73%	51,882	1,970	3.80%
Federal Home Loan Bank advances	66,528	3,445	5.18%	78,038	4,027	5.16%	98,085	4,928	5.02%
Total interest-bearing liabilities	669,533	14,323	2.14%	641,873	19,006	2.96%	647,689	23,349	3.60%
Demand deposits	112,826			104,954			96,475		
Other liabilities	2,951			3,511			3,084		
Total liabilities	785,310			750,338			747,248		
Stockholders' equity	82,772			82,195			77,479		
Total liabilities and stockholders' equity	$ 868,082			$ 832,533			$ 824,727		
Net interest margin		$ 27,701	3.44%		$ 28,042	3.61%		$ 26,392	3.42%

* Computed on a fully taxable equivalent basis using a 34% rate.

The following table summarizes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities and changes in interest rates.

TABLE II
VOLUME AND RATE ANALYSIS*
(in thousands)

	2009 vs. 2008 Increase (Decrease) Due to Changes in:			2008 vs. 2007 Increase (Decrease) Due to Changes in:			2007 vs. 2006 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
EARNING ASSETS:									
Loans	$ 705	$ (3,478)	$ (2,773)	$ 2,517	$ (3,540)	$ (1,023)	$ 3,075	$ 1,369	$ 4,444
Investment Securities:									
Taxable	1,277	(2,087)	(810)	(1,506)	412	(1,094)	(779)	131	(648)
Tax-exempt	(587)	-	(587)	(522)	34	(488)	(295)	(4)	(299)
Total investment securities	690	(2,087)	(1,397)	(2,028)	446	(1,582)	(1,074)	127	(947)
Federal funds sold	168	(501)	(333)	(128)	(479)	(607)	561	(34)	527
Other investments	(409)	(112)	(521)	1,230	(711)	519	2	6	8
Total earning assets	1,154	(6,178)	(5,024)	1,591	(4,284)	(2,693)	2,564	1,468	4,032
INTEREST-BEARING LIABILITIES:									
Interest-bearing transaction accounts	(1)	(6)	(7)	(1)	(12)	(13)	4	(1)	3
Money market deposit accounts	(17)	(659)	(676)	(159)	(1,143)	(1,302)	(20)	236	216
Savings accounts	9	(59)	(50)	(4)	(89)	(93)	(10)	3	(7)
Time deposits, $100,000 or more	2,350	(3,373)	(1,023)	441	(1,156)	(715)	208	1,202	1,410
Other time deposits	(2,031)	(3)	(2,034)	624	(850)	(226)	1,326	210	1,536
Total time and savings deposits	310	(4,100)	(3,790)	901	(3,250)	(2,349)	1,508	1,650	3,158
Federal funds purchased, repurchase agreements and other borrowings	490	(801)	(311)	(43)	(1,050)	(1,093)	27	30	57
Federal Home Loan Bank advances	(594)	12	(582)	(1,007)	106	(901)	(351)	209	(142)
Total interest-bearing liabilities	206	(4,889)	(4,683)	(149)	(4,194)	(4,343)	1,184	1,889	3,073
Change in net interest income	$ 948	$ (1,289)	$ (341)	$ 1,740	$ (90)	$ 1,650	$ 1,380	$ (421)	$ 959

* Computed on a fully tax-equivalent basis using a 34% rate.

Interest Sensitivity

An important element of earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. This gap can be managed by repricing assets or liabilities, which are variable rate instruments, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of the asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge interest rate risk and to minimize the impact of rising or falling interest rates on net interest income.

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and

regional economy, and other financial and business risk factors. The Company uses computer simulations to measure the effect of various interest rate scenarios on net interest income. This modeling reflects interest rate changes and the related impact on net interest income and net income over specified time horizons.

Based on scheduled maturities only, the Company was liability sensitive at the one-year timeframe as of December 31, 2009. It should be noted, however, that non-maturing deposit liabilities, which consist of interest checking, money market and savings accounts, are less interest sensitive than other market driven deposits. On December 31, 2009 non-maturing deposit liabilities totaled $205.6 million, or 37.33%, of total interest-bearing liabilities. In a rising rate environment these deposit rates have historically lagged behind the changes in earning asset rates, thus mitigating the impact from the liability sensitivity position. The asset/liability model allows the Company to reflect the fact that non-maturing deposits are less rate sensitive than other deposits by using a decay rate. The decay rate is a type of artificial maturity that simulates maturities for non-maturing deposits over the number of months that more closely reflects historic data. Using the decay rate, the model reveals that the Company is asset sensitive.

When the Company is liability sensitive, net interest income should decrease if interest rates rise since liabilities will reprice faster than assets. Conversely, if interest rates fall, net interest income should increase, depending on the optionality (prepayment speeds) of the assets. When the Company is asset sensitive, net interest income should rise if rates rise and should fall if rates fall.

The most likely scenario represents the rate environment as management forecasts it to occur. Management uses a "static" test to measure the effects of changes in interest rates on net interest income. This test assumes that management takes no steps to adjust the balance sheet to respond to the shock by repricing assets/liabilities, as discussed in the first paragraph of this section.

Under the rate environment forecasted by management, rate shocks in 50 to 100 basis point increments are applied to see the impact on the Company's earnings. The rate shock model reveals that a 50 basis point decrease in rates would cause an approximate 1.61% annual decrease in net interest income. The rate shock model reveals that a 100 basis point rise in rates would cause an approximate 2.28% annual increase in net interest income and that a 200 basis point rise in rates would cause an approximate 3.18% annual increase in net interest income.

TABLE III
INTEREST SENSITIVITY ANALYSIS

As of December 31, 2009 (in thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Uses of funds					
Federal funds sold	$ 34,412	$ -	$ -	$ -	$ 34,412
Taxable investments	11,713	64,307	90,730	859	167,609
Tax-exempt investments	176	2,274	4,578	1,350	8,378
Total investments	46,301	66,581	95,308	2,209	210,399
Loans					
Commercial	16,499	13,985	25,598	6,337	62,419
Consumer	1,986	1,761	21,157	8,467	33,371
Real estate	70,613	43,447	309,583	113,249	536,892
Other	-	-	-	2,560	2,560
Total loans	89,098	59,193	356,338	130,613	635,242
Total earning assets	$ 135,399	$ 125,774	$ 451,646	$ 132,822	$ 845,641
Sources of funds					
Interest-bearing transaction accounts	$ 15,770	$ -	$ -	$ -	$ 15,770
Money market deposit accounts	147,535	-	-	-	147,535
Savings accounts	42,343	-	-	-	42,343
Time deposits $100,000 or more	43,698	56,378	36,254	-	136,330
Other time deposits	47,863	94,719	66,305	-	208,887
Federal funds purchased and other borrowings	1,019		-	-	1,019
Overnight Repos	49,560	-	-	-	49,560
Term Repos	42,600	17,259	-	-	59,859
FHLB advances	65,000	-	-	-	65,000
Total interest bearing liabilities	$ 455,388	$ 168,356	$ 102,559	$ -	$ 726,303
Rate sensitivity GAP	$ (319,989)	$ (42,582)	$ 349,087	$ 132,822	$ 119,338
Cumulative GAP	$ (319,989)	$ (362,571)	$ (13,484)	$ 119,338	

Provision for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the loan portfolio.

The provision for loan losses was $6.9 million in 2009 as compared to $2.4 million in 2008 and $1.0 million in 2007. Loans that were charged off during 2009 totaled $6.4 million compared to $1.6 million in 2008 and $1.0 million in 2007. Recoveries amounted to $937 thousand in 2009, $463 thousand in 2008 and $381 thousand in 2007. The Company's net loans charged off to year-end loans were 0.85% in 2009, 0.18% in 2008 and 0.11% in 2007. The allowance for loan losses, as a percentage of year-end loans, was 1.24% in 2009, 1.00% in 2008 and 0.86% in 2007. Net loan charge-offs have increased due to the economic downturn as borrowers struggle to make their payments. Management believes this will more than likely continue until the economy is well into recovery.

Management contributed $6.9 million to the provision for loan losses, or $1.5 million more than net charge-offs during the year ended December 31, 2009. This additional expense was based on management's estimate of credit losses that may be sustained in the loan portfolio. Management's evaluation included credit quality trends, collateral values, the findings of internal credit quality assessments and results from external regulatory examinations. These factors, as well as identified impaired loans, historical losses and current economic and business conditions, were used in developing estimated loss factors for determining the loan loss provision. Management believes that large contributions to the provision for loan losses will continue if current economic conditions do not improve.

Noninterest Income

Noninterest income decreased $108 thousand, or 0.85% in 2009 from 2008 compared to an increase of $236 thousand, or 1.89%, in 2008 from 2007. The decrease of $108 thousand is due to several factors. Income from

fiduciary activities decreased $122 thousand. The fee structure of Trust is generally based upon the market value of accounts under administration. Most of theses accounts are invested in equities of publicly traded companies and debt obligations of both government agencies and publicly traded companies. As such, fluctuations in the equity and debt market in general have had a direct impact upon the earnings of Trust.

When comparing 2009 to 2008 income, the majority of the difference ($230 thousand) in the category gain (loss) on disposal of premises and equipment is from a gain on the sale of a Company building in the third quarter of 2008. The $421 thousand reduction between 2009 and 2008 in service charges on deposit accounts is due to lower income from non-sufficient funds and overdraft fees. $212 thousand of the increase in income in 2009 from bank owned life insurance is due to proceeds from death benefits on an insured officer. In addition, other operating income for the year ended December 2009 was $172 thousand higher as compared to the year ended December 2008, due to increased mortgage income from Old Point Mortgage, LLC.

Noninterest Expenses

Noninterest expenses increased by $2.8 million, or 9.97%, in 2009 over 2008 after increasing $2.4 million, or 9.04%, in 2008 over 2007. $740 thousand of the increase in 2009 was attributed to salaries and employee benefits. The salaries and employee benefits category increased 4.34% due to the hiring of additional sales staff in late 2008 and annual reviews. The Company is mindful of the need to improve income. Additions to staff in the near term will be in areas that create a positive return to the bottom line. The largest portion of the $2.8 million increase in noninterest expense was due to FDIC insurance costs. For the year ended December 2009, FDIC insurance expense was $1.5 million, or 853.22%, higher than the same period in 2008. There is significant uncertainty involved in estimating FDIC insurance expense for future years. However, with the continued closing of failed banks, it is unlikely that FDIC insurance premiums will decrease in the near future.

Other increases in noninterest expense were seen in the occupancy and equipment, loan expenses, and loss on foreclosed assets categories. Occupancy and equipment expense was $225 thousand higher in 2009 as compared to 2008. The majority of the increase in occupancy and equipment expense was due to increased operating costs related to the addition of a building to house operational staff. For the year ended December 2009 loan expenses were $418 thousand higher than 2008. The increase in the loan expenses category is due to expenses related to foreclosed assets that the Company is holding. The Company experienced a $252 thousand greater loss on write-down of foreclosed assets in 2009 as compared to 2008. This increase was due to the depressed real estate market. Elevated write-downs or losses on sale of foreclosed assets could continue until the real estate market improves.

In this economic downturn, management is keenly aware of the need to improve net income. During the first quarter of 2009, management implemented several cost cutting measures. These cost cutting measures can be seen in the lower expense in 2009 as compared to 2008 in the noninterest expense categories of advertising, employee professional development and stationery, supplies and printing.

Balance Sheet Review

At December 31, 2009, the Company had total assets of $921.4 million, an increase of 10.35% from $835.0 million at December 31, 2008. Net loans as of December 31, 2009 were $627.4 million, a decrease of 0.58% from $631.0 million at December 31, 2008. The decrease in loans was partly due to one lending relationship of $6.6 million in the real estate-construction portfolio that was classified as a restructured loan as of December 31, 2008. During the first quarter of 2009, this relationship was moved to nonaccrual status and in the second quarter of 2009, $1.4 million was charged off, and the remaining balance was moved to foreclosed assets. In addition to this relationship the Company experienced lower-than-usual loan demand in 2009.

The Company's holdings of Alternative A-paper, or "Alt-A", type mortgage loans such as adjustable rate and nontraditional type loans were inconsequential, amounting to less than 1.00% of the Company's loan portfolio as of December 31, 2009.

The Company does not have a formal program for subprime lending. The Company is, however, required by law to comply with the CRA, which imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income borrowers. In order to comply with the CRA and meet the credit needs of its local communities, the Company finds it necessary to make certain loans with subprime characteristics.

For the purposes of this discussion, a "subprime loan" is defined as a loan to a borrower having a credit score of 660 or below. The majority of the Company's subprime loans are to customers in the Company's local market area.

The following table details, as of December 31, 2009, the Company's loans with subprime characteristics that were secured by 1-4 family first mortgages, 1-4 family open-end and 1-4 family junior lien loans for which the Company has recorded a credit score in its system.

Loans Secured by 1 - 4 Family First Mortgages,
1 - 4 Family Open-End and 1 - 4 Family Junior Liens
(in thousands)

		Amount	Percent
Subprime	$	27,231	21.10%
Non subprime		101,826	78.90%
	$	129,057	100.00%
Total loans	$	635,242	
Percentage of Real-Estate Secured Subprime Loans to Total Loans			**4.29%**

In addition to the subprime loans secured by real estate discussed above, as of December 31, 2009, the Company had an additional $5.8 million in subprime consumer loans that were either unsecured or secured by collateral other than real estate. Together with the subprime loans secured by real estate, the Company's total subprime loans as of December 31, 2009 was $33.1 million, amounting to 5.20% of the Company's total loans at December 31, 2009.

Additionally, the Company has no investments secured by "Alt-A" type mortgage loans such as adjustable rate and nontraditional type mortgages or subprime loans.

Total available-for-sale and held-to-maturity securities at December 31, 2009 were $176.0 million, an increase of 75.89% from $100.1 million on December 31, 2008. Due to the lack of loan demand, the Company invested its excess funds in securities. The Company intends to continue investing excess funds in securities until loan demand increases. The Company's goal is to provide maximum return on the investment portfolio within the framework of its asset/liability objectives. The objectives include managing interest sensitivity, liquidity and pledging requirements.

At December 31, 2009, total deposits increased to $662.5 million, an increase of 2.47% from $646.5 million on December 31, 2008. In addition to the increase of deposits, the Company experienced strong growth in its repurchase agreements. Overnight and term repurchase agreements grew by $76.6 million. Repurchase agreements are arrangements used by the Company's commercial customers as a cash management tool.

Investment Portfolio

The following table sets forth a summary of the investment portfolio:

TABLE IV

INVESTMENT PORTFOLIO

As of December 31,	2009	2008	2007
	(in thousands)		
Available-for-sale securities, at fair value:			
U.S. Treasury securities	$ 400	$ 400	$ 988
Obligations of U.S. Government agencies	161,540	78,112	95,711
Obligations of state and political subdivisions	8,825	15,115	25,341
Mortgage-backed securities	1,304	2,453	-
Money market investments	1,706	908	1,604
Other marketable equity securities	-	-	9
	$ 173,775	$ 96,988	$ 123,653
Held-to-maturity securities, at cost:			
Obligations of U.S. Government agencies	$ 1,800	$ 2,600	$ 2,300
Obligations of state and political subdivisions	412	467	604
	$ 2,212	$ 3,067	$ 2,904
Restricted securities:			
Federal Home Loan Bank stock	$ 4,646	$ 4,622	$ 5,115
Federal Reserve Bank stock	169	169	169
	$ 4,815	$ 4,791	$ 5,284
Total	$ 180,802	$ 104,846	$ 131,841

The following table summarizes the contractual maturity of the investment portfolio and their weighted average yields as of December 31, 2009:

	1 year or less	1-5 years	5-10 years	Over 10 years	Total
	(in thousands)				
U.S. Treasury securities	$ 400	$ -	$ -	$ -	$ 400
Weighted average yield	0.17%	-	-	-	0.17%
Obligations of U.S. Government agencies	$ 73,264	$ 90,076	$ -	$ -	$ 163,340
Weighted average yield	1.65%	1.95%	-	-	1.81%
Obligations of state and political subdivisions	$ 2,450	$ 4,578	$ 1,350	$ 859	$ 9,237
Weighted average yield	4.66%	4.58%	4.53%	6.37%	4.76%
Mortgage-backed securities	$ 650	$ 654	$ -	$ -	$ 1,304
Weighted average yield	3.53%	3.85%	-	-	3.69%
Money market investments	$ 1,706	$ -	$ -	$ -	$ 1,706
Weighted average yield	0.12%	-	-	-	0.12%
Federal Home Loan Bank stock - restricted	$ -	$ -	$ -	$ 4,646	$ 4,646
Weighted average yield	-	-	-	0.19%	0.19%
Federal Reserve Bank stock - restricted	$ -	$ -	$ -	$ 169	$ 169
Weighted average yield	-	-	-	6.00%	6.00%
Total securities	$ 78,470	$ 95,308	$ 1,350	$ 5,674	$ 180,802
Weighted average yield	1.72%	2.09%	4.53%	1.29%	1.92%

Yields are calculated on a fully tax-equivalent basis using a 34% rate.

Loan Portfolio

The following table shows a breakdown of total loans by type at December 31 for years 2005 through 2009:

TABLE V

LOAN PORTFOLIO

As of December 31,	2009	2008	2007	2006	2005
	(in thousands)				
Commercial	$ 60,353	$ 70,353	$ 66,408	$ 62,585	$ 57,915
Real estate-construction	30,696	60,604	56,007	81,227	36,517
Real estate-mortgage	506,196	460,235	415,492	367,808	325,677
Installment loans to individuals	33,371	40,789	51,912	63,670	66,903
Other	4,626	5,471	7,325	8,303	7,685
Total	$ 635,242	$ 637,452	$ 597,144	$ 583,593	$ 494,697

Based on the North American Industry Classification System code, there are no categories of loans that exceed 10%

of total loans other than the categories disclosed in the preceding table.

The maturity distribution and rate sensitivity of certain categories of the Company's loan portfolio at December 31, 2009 is presented below:

TABLE VI

MATURITY SCHEDULE OF SELECTED LOANS

December 31, 2009	Within 1 year	1 to 5 years	After 5 years	Total
		(in thousands)		
Commercial	$ 28,760	$ 25,255	$ 6,338	$ 60,353
Real estate - construction	20,165	10,531	-	30,696
Total	$ 48,925	$ 35,786	$ 6,338	$ 91,049
Loans due after 1 year with:				
Fixed interest rate	$ -	$ 34,319	$ 6,338	$ 40,657
Variable interest rate	-	1,467	-	1,467
Total	$ -	$ 35,786	$ 6,338	$ 42,124

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more and accruing interest, restructured loans, and foreclosed assets. Restructured loans are loans with terms that were modified in a troubled debt restructuring for borrowers experiencing financial difficulties. As of December 31, 2009, the Company had no restructured loans. The foreclosed assets category is real estate from foreclosures of loan collateral.

As of December 31, 2009, nonperforming assets totaled $12.9 million, down $2.0 million from $14.9 million at year-end 2008. The December 2009 total consisted of $7.6 million of foreclosed assets, $389 thousand in loans still accruing interest but past due 90 days or more, and $4.9 million in nonaccrual loans. The $7.6 million of foreclosed assets consisted of the following:

Foreclosed Assets
(in thousands)

Construction, land development, and other land	$ 5,149
1-4 family residential properties	544
Nonfarm nonresidential properties	1,930
Total	$ 7,623

$4.9 million of the Company's nonperforming loans consist of nonaccrual loans, with $4.6 million of the loans secured by real estate. The majority of the nonaccrual loans are classified as substandard. Substandard loans are a component of the allowance for loan losses. When a loan changes from "90 days past due but still accruing interest" to "nonaccrual" status, the loan is reviewed for impairment. If the loan is considered impaired, then the difference between the value of the collateral and the principal amount outstanding on the loan is charged off. If the Company is waiting on an appraisal to determine the collateral's value, management allocates funds to cover the deficiency to the allowance for loan losses based on information available to management at the time.

Impaired loans decreased to $1.1 million from $12.9 million as of December 31, 2008 as detailed in Note 4 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K. The majority of these loans are collateralized.

The following table presents information concerning the aggregate amount of nonaccrual, past due loans and troubled debt restructured as of December 31 for the years 2005 through 2009:

TABLE VII

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

As of December 31,	2009	2008	2007	2006	2005
			(in thousands)		
Nonaccrual loans					
Commercial	$ 255	$ 219	$ 62	$ 69	$ 205
Real estate-construction	524	370	-	-	-
Real estate-mortgage	4,109	337	22	389	103
Installment loans to individuals	29	119	-	-	-
Total nonaccrual loans	$ 4,917	$ 1,045	$ 84	$ 458	$ 308
Loans past due 90 days or more and accruing interest					
Commercial	$ 40	$ 66	$ 15	$ 86	$ 81
Real estate-construction	-	375	-	-	
Real estate-mortgage	228	2,744	297	253	247
Installment loans to individuals	117	335	308	486	537
Other	4	9	3	1	70
Total loans past due 90 days or more and accruing interest	$ 389	$ 3,529	$ 623	$ 826	$ 935
Restructured loans					
Real estate-construction	$ -	$ 6,594	$ -	$ -	$ -
Real estate-mortgage	-	-	1,321	-	-
Total restructued loans	$ -	$ 6,594	$ 1,321	$ -	$ -
Interest income that would have been recorded under original loan terms	$ 442	$ 244	$ 79	$ 38	$ 66
Interest income recorded for the period	$ 440	$ 185	$ 105	$ 24	$ 35

As shown in the table above, the nonaccrual loan category increased by $3.9 million and the 90-day past due and still accruing interest category decreased by $3.1 million. The majority of the balance of nonaccrual loans is related to a few large credit relationships. Of the $4.9 million of nonaccrual loans at December 31, 2009, $4.2 million or 85.71% was comprised of five credit relationships of $2.2 million, $689 thousand, $523 thousand, $467 thousand and $362 thousand. The reduction in restructured loans was due to one lending relationship of $6.6 million in the real estate-construction portfolio that was classified as restructured debt as of December 31, 2008. During the first quarter of 2009 this relationship was moved to nonaccrual status and in the second quarter of 2009, $1.4 million was charged off, and the remaining balance was moved to foreclosed assets.

Management believes that the amount of nonperforming assets could continue to have a negative effect on the Company's condition if current economic conditions do not improve. As was seen in the 2009 financial results, the effect would be lower earnings caused by larger contributions to the loan loss provision arising from a larger impairment in the loan portfolio and a higher level of loan charge-offs. Management believes the Company has excellent credit quality review processes in place to identify problem loans quickly. Management will work with customers that are having difficulties meeting their loan payments. The last resort is foreclosure.

As reflected in the $2.0 million decrease during the year ended December 2009 as compared to the year ended December 2008, the quality of the Company's nonperforming assets has improved slightly. However, due to the current state of the economy, management has increased the allowance for loan losses to $7.9 million as of December 31, 2009 as compared to a balance of $6.4 million as of December 31, 2008.

The Allowance for Loan Losses

The allowance for loan losses is based on several components. In evaluating the adequacy of the allowance, the loan portfolio is divided into several pools of loans:

1. Doubtful–specific identification
2. Substandard–specific identification
3. Pool–substandard
4. Pool–other assets especially mentioned (rated just above substandard)
5. Pool–pass loans (all other rated loans)

Historical loss rates, adjusted for the current environment, are applied to the above five pools of loans, except for doubtful and substandard loans which have losses specifically calculated on an individual loan basis. Historical loss is one of the components of the allowance. The historical loss is based on the past four years. The historical loss component of the allowance amounted to $1.7 million as of December 31, 2009.

In addition, nonperforming loans are analyzed for impairment under U.S. GAAP and are allocated based on this analysis. Increases in nonperforming loans affect this portion of the adequacy review. Also, management increases its additional qualitative factor component of the allowance for loan losses due to economic factors affecting the loan portfolio.

The Company's nonperforming loans fall in the doubtful pool with specific identification, the substandard pool with specific identification or the pool-substandard pool of loans. Therefore, changes in nonperforming loans affect the dollar amount of the allowance. Unless the nonperforming loan is not impaired, increases in nonperforming loans are reflected as an increase in the allowance for loan losses.

The majority of the Company's nonperforming loans are collateralized by real estate. When reviewing loans for impairment or when the Company takes loan collateral due to loan default, it obtains current appraisals. Any loan balance that is in excess of the appraised value is allocated in the allowance. In the current real estate market, appraisers are having difficulty finding comparable sales, which is causing some appraisals to be very low and in some cases involving construction the properties cannot be completed for the amount at which they are being appraised. As a result, the Company is being conservative in its valuation of collateral which results in higher than normal charged off loans and higher than normal increases to the Company's allowance for loan losses. As of December 31, 2009, the impaired loan component of the allowance amounted to $387 thousand and is reflected as a valuation allowance related to impaired loans in Note 4 of the Notes to Consolidated Financial Statements included in this Form 10-K.

The final component of the allowance consists of qualitative factors and includes items such as the economy, growth trends, concentrations, and legal and regulatory changes. Due to the decline in the overall economy in 2008 and 2009, and based on the expectation that nonperforming loans will likely increase in the future, management increased the component of the allowance for loan losses related to the economy and bankruptcy exposure in each of the loan portfolios. In addition, management increased its additional qualitative factor component of the allowance related to concentrations. The qualitative component of the allowance amounted to $5.6 million as of December 31, 2009.

As a result of these changes and the overall increase in nonperforming assets, the Company added a $6.9 million provision to the allowance for loan losses in 2009. Management is concerned about the changes in the nonperforming assets but believes that the allowance has been appropriately funded for additional losses on existing loans, based on currently available information. The Company will continue to monitor nonperforming assets closely and make changes to the allowance for loan losses when necessary.

The following table shows an analysis of the Allowance for Loan Losses for the years 2005 through 2009:

TABLE VIII

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2009	2008	2007	2006	2005
			(in thousands)		
Balance at the beginning of period	$ 6,406	$ 5,130	$ 4,784	$ 4,448	$ 4,303
Charge-offs:					
Commercial	799	190	87	223	76
Real estate-construction	2,170	-	-	-	-
Real estate-mortgage	2,360	401	71	69	108
Installment loans to individuals	785	649	501	558	584
Other	240	347	376	345	507
Total charge-offs	6,354	1,587	1,035	1,195	1,275
Recoveries:					
Commercial	104	118	23	49	21
Real estate-mortgage	649	6	89	6	9
Installment loans to individuals	80	183	126	138	230
Other	104	156	143	138	110
Total recoveries	937	463	381	331	370
Net charge-offs	5,417	1,124	654	864	905
Additions charged to operations	6,875	2,400	1,000	1,200	1,050
Balance at end of period	$ 7,864	$ 6,406	$ 5,130	$ 4,784	$ 4,448
Selected loan loss statistics					
Loans (net of unearned income):					
End of period balance	$ 635,242	$ 637,452	$ 597,144	$ 583,593	$ 494,697
Average balance	$ 633,614	$ 622,883	$ 587,645	$ 543,136	$ 450,053
Net charge-offs to average total loans	0.85%	0.18%	0.11%	0.16%	0.20%
Provision for loan losses to average total loans	1.09%	0.39%	0.17%	0.22%	0.23%
Provision for loan losses to net charge-offs	126.92%	213.52%	152.91%	138.89%	116.02%
Allowance for loan losses to period end loans	1.24%	1.00%	0.86%	0.82%	0.90%
Earnings to loan loss coverage*	1.62	10.53	18.56	12.54	12.10
Allowance for loan losses to nonperforming loans	141.18%	57.36%	252.96%	372.59%	357.84%

* Income before taxes plus provision for loan losses, divided by net charge-offs.

The following table shows the amount of the Allowance for Loan Losses allocated to each category at December 31 for the years 2005 through 2009.

TABLE IX
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2009		2008		2007		2006		2005	
	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans
					(in thousands)					
Commercial	$ 935	9.50%	$ 977	11.04%	$ 675	11.12%	831	10.72%	$ 981	11.71%
Real estate-construction	354	4.83%	31	9.51%	67	9.38%	55	13.92%	31	7.38%
Real estate-mortgage	5,552	79.69%	4,318	72.20%	3,116	69.58%	2398	63.02%	2,224	65.83%
Installment loans to individuals	672	5.25%	590	6.40%	642	8.69%	663	10.91%	767	13.52%
Other	351	0.73%	490	0.86%	630	1.23%	837	1.42%	445	1.55%
Total	$7,864	100.00%	$ 6,406	100.00%	$5,130	100.00%	$4,784	100.00%	$4,448	100.00%

As can be seen by the charge-off history in Table VIII and the status of nonperforming loans in Table VII, the quality of the real estate portfolio has decreased in 2009. The quality of the real estate portfolio decreased during 2009 because loans in this portfolio were assigned a higher risk rating. Due to the decrease in the quality of the portfolio, management increased the allocation of the allowance for loan losses to the real estate - construction portfolio from 0.48% in 2008 to 4.50% in 2009, even though this category decreased as a percent of total loans. Management also increased the allocation of the allowance for loan losses to the real estate - mortgage portfolio by $1.2 million. In addition, the Company's real estate - mortgage portfolio was one of the few loan categories that experienced growth in 2009. As a result, this portfolio made up a higher percent of total loans at December 31, 2009 than at December 31, 2008. Therefore, management increased the allocation of the allowance for loan losses in the real estate – mortgage portfolio from 67.41% to 70.60%. As can be seen by Table IX, the commercial, installment and other portfolios all declined as a percentage of total loans; therefore, the allocation of the allowance for loan losses to all but the installment loans also declined. The increase in the allocation to installment loans to individuals is due to the qualitative-factors component of the allowance, particularly the overall worsening of the economy. Due to management's concerns, the qualitative factor related to the economy increased from $1.5 million to $2.2 million among all five categories. There were no material changes in loan concentrations or terms.

Although the Allowance for Loan Losses is allocated into these categories, the entire Allowance for Loan Losses is available to cover loan losses in any category. For example, if real estate construction loans experienced losses of $400 thousand, the Allowance for Loan Losses could handle these losses even though only $354 thousand is allocated to that category.

Deposits

The following table shows the average balances and average rates paid on deposits for the years ended December 31, 2009, 2008 and 2007.

TABLE X

DEPOSITS

Years ended December 31,	2009		2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(in thousands)			
Interest-bearing transaction accounts	$ 9,812	0.07%	$ 10,271	0.14%	$ 10,658	0.25%
Money market deposit accounts	136,651	0.22%	139,109	0.70%	149,518	1.52%
Savings accounts	41,132	0.13%	37,832	0.27%	38,698	0.51%
Time deposits, $100,000 or more	183,160	2.04%	122,666	3.89%	111,650	4.91%
Other time deposits	153,137	4.05%	203,208	4.06%	187,198	4.52%
Total interest-bearing deposits	523,892	1.97%	513,086	2.75%	497,722	3.31%
Demand deposits	112,826		104,954		96,475	
Total deposits	$ 636,718		$ 618,040		$ 594,197	

The following table shows time deposits in amounts of $100 thousand or more as of December 31, 2009, 2008 and 2007 by time remaining until maturity.

TABLE XI

TIME DEPOSITS OF $100,000 OR MORE

As of December 31,	2009	2008	2007
		(in thousands)	
Maturing in:			
Within 3 months	$ 43,698	$ 31,675	$ 43,827
4 through 6 months	23,644	30,987	27,797
7 through 12 months	32,734	39,147	24,525
Greater than 12 months	36,254	25,953	22,467
	$ 136,330	$ 127,762	$ 118,616

Return on Equity and Assets

The return on average stockholders' equity and assets, the dividend pay-out ratio, and the average equity to average assets ratio for the past three years are presented below.

As of December 31,	2009	2008	2007
Return on average assets	0.19%	0.82%	0.97%
Return on average equity	2.03%	8.26%	10.29%
Dividend pay-out ratio	137.16%	47.66%	37.78%
Average equity to average assets	9.54%	9.87%	9.39%

Capital Resources

Total stockholders' equity as of December 31, 2009 was $81.6 million, down 1.56% from $82.9 million on December 31, 2008. The Company's capital position remains strong as evidenced by the regulatory capital measurements. Under the banking regulations, Total Capital is composed of core capital (Tier 1) and supplemental capital (Tier 2).

Tier 1 capital consists of common stockholders' equity less goodwill. Tier 2 capital consists of certain qualifying debt and a qualifying portion of the allowance for loan losses. The following is a summary of the Company's capital ratios for 2009, 2008 and 2007. As shown below, these ratios were all well above the regulatory minimum levels.

	2009 Regulatory Minimums	2009	2008	2007
Tier 1	4.00%	11.88%	12.48%	12.64%
Total Capital	8.00%	13.01%	13.44%	13.45%
Tier 1 Leverage	4.00%	9.20%	10.00%	9.67%

Year-end book value was $16.60 in 2009, $16.90 in 2008 and $16.24 in 2007. Cash dividends were $2.3 million, or $0.47 per share in 2009, $3.2 million, or $0.66 per share in 2008 and $3.0 million, or $0.61 in 2007. The common stock of the Company has not been extensively traded. The table below shows the high and low sales prices for each quarter of 2009 and 2008. The stock is quoted on the NASDAQ Capital Market under the symbol "OPOF" and the prices below are based on trade information as reported by The NASDAQ Stock Market, LLC. There were 1,263 stockholders of record of the Company as of December 31, 2009. This stockholder count does not include stockholders who hold their stock in a nominee registration.

The following is a summary of the quarterly dividends paid and high and low market prices on Old Point Financial Corporation common stock for 2009 and 2008.

	2009			2008		
		Market Price			Market Price	
	Dividend	High	Low	Dividend	High	Low
1st Quarter	$ 0.17	$ 19.26	$ 14.76	$ 0.16	$ 20.95	$ 16.43
2nd Quarter	$ 0.10	$ 20.92	$ 17.05	$ 0.16	$ 19.03	$ 16.25
3rd Quarter	$ 0.10	$ 19.19	$ 15.15	$ 0.17	$ 22.00	$ 16.00
4th Quarter	$ 0.10	$ 17.00	$ 13.70	$ 0.17	$ 20.99	$ 16.05

Liquidity

Liquidity is the ability of the Company to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities and loans maturing within one year.

In addition, secondary sources are available through the use of borrowed funds if the need should arise. The Company's sources of funds include a large stable deposit base and secured advances from the FHLB. As of December 31, 2009, the Company had $210.2 million in FHLB borrowing availability. The Company has available short-term unsecured borrowed funds in the form of federal funds with correspondent banks. As of year-end 2009, the Company had $27.6 million available in federal funds to handle any short-term borrowing needs.

As a result of the Company's management of liquid assets, availability of borrowed funds and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' future borrowing needs.

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2009 and December 31, 2008. Dividing the total sources of liquidity by the outstanding commitments for use of liquidity derives the liquidity coverage ratio.

LIQUIDITY SOURCES AND USES

(in thousands)

	December 31, 2009			December 31, 2008		
	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds lines of credit	$ 27,600	$ -	$ 27,600	$ 40,000	$ -	$ 40,000
Federal Home Loan Bank advances	275,193	65,000	210,193	249,234	70,000	179,234
Federal funds sold			34,412			17,814
Securities, available for sale and unpledged at fair value			54,634			12,405
Total short-term funding sources			$ 326,839			$ 249,453
Uses:						
Unfunded loan commitments and lending lines of credit			30,506			32,856
Letters of credit			1,502			1,708
Commitments to purchase assets			521			1,775
Anticipated decline in borrowed funds (demand note)			1,019			427
Total potential short-term funding uses			$ 33,548			$ 36,766
Ratio of short-term funding sources to potential uses			974.2%			678.5%

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of the Company. Nor is management aware of any current recommendations by regulatory authorities that would have a material affect on liquidity, capital resources or operations. The Company's internal sources of such liquidity are deposits, loan and investment repayments and securities available-for-sale. The Company's primary external source of liquidity is advances from the FHLB of Atlanta.

Effects of Inflation

Management believes that the key to achieving satisfactory performance in an inflationary environment is its ability to maintain or improve its net interest margin and to generate additional fee income. The Company's policy of investing in and funding with interest-sensitive assets and liabilities is intended to reduce the risks inherent in a volatile inflationary economy.

Off-Balance Sheet Lending Related Commitments

The Company had $102.5 million in consumer and commercial commitments at December 31, 2009. The Company also had $5.0 million at December 31, 2009 in letters of credit that the Company will fund if certain future events occur. It is expected that only a portion of these commitments will ever actually be funded.

Management believes that the Company has the liquidity and capital resources to handle these commitments in the normal course of business. See Note 14 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K.

Contractual Obligations

In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table provides the Company's contractual obligations as of December 31, 2009:

Payments due by period

(in thousands) *Contractual Obligations*	*Total*	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
Short-Term Debt Obligations	$ 110,438	$ 110,438	$ -	$ -	$ -
Long-Term Debt Obligations	$ 65,000	$ 30,000	$ 10,000	$ -	$ 25,000
Operating Lease Obligations	$ 763	$ 253	$ 341	$ 169	$ -
Commitment to purchase assets	$ 521	$ 521	$ -	$ -	$ -
Total contractual cash obligations excluding deposits	**$ 176,722**	**$ 141,212**	**$ 10,341**	**$ 169**	**$ 25,000**
Deposits	$ 662,502	$ 557,438	$ 75,231	$ 29,833	$ -
Total	**$ 839,224**	**$ 698,650**	**$ 85,572**	**$ 30,002**	**$ 25,000**

Short-term debt obligations include federal funds purchased, overnight repurchase agreements, term repurchase agreements and a U.S. Treasury demand note. As of December 31, 2009, the long-term debt obligations of FHLB advances decreased to $65.0 million as compared to $70.0 million as of December 31, 2008, due to the payoff at maturity of a $5.0 million advance.

Short-Term Borrowings

Certain short-term borrowings at December 31, 2009, 2008 and 2007 are presented below. Information is presented only on those categories whose average balance at December 31 exceeded 30 percent of total stockholders' equity at the same date.

TABLE XII

SHORT-TERM BORROWINGS

	2009		2008		2007	
	Balance	Rate	Balance	Rate	Balance	Rate
			(in thousands)			
Balance at December 31,						
Repurchase agreements	$ 109,419	0.69%	$ 32,855	0.85%	$ 63,691	3.43%
Average daily balance at December 31,						
Repurchase agreements	$ 78,013	0.75%	$ 49,194	1.72%	$ 50,967	3.77%
Maximum month-end outstanding balance:						
Repurchase agreements	$ 109,419		$ 60,385		$ 64,783	

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This information is incorporated herein by reference from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", on pages 14 through 33 of this report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and related footnotes of the Company are presented below followed by the financial statements of the Parent.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Old Point Financial Corporation & subsidiaries
Hampton, Virginia

We have audited the accompanying consolidated balance sheets of Old Point Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Point Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Old Point Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2010 expressed an unqualified opinion on the effectiveness of Old Point Financial Corporation and subsidiaries' internal control over financial reporting.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 12, 2010



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Old Point Financial Corporation
Hampton, Virginia

We have audited Old Point Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Old Point Financial Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Old Point Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows of Old Point Financial Corporation and subsidiaries and our report dated March 12, 2010 expressed an unqualified opinion.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 12, 2010

Old Point Financial Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
	(in thousands except share data)	
Assets		
Cash and due from banks	$ 13,224	$ 29,511
Federal funds sold	34,412	17,814
Cash and cash equivalents	47,636	47,325
Securities available-for-sale, at fair value	173,775	96,988
Securities held-to-maturity		
(fair value approximates $2,233 and $3,116)	2,212	3,067
Restricted securities	4,815	4,791
Loans, net of allowance for loan losses of $7,864 and $6,406	627,378	631,046
Premises and equipment, net	30,397	27,143
Bank owned life insurance	16,291	14,018
Foreclosed assets, net of valuation allowance of $860 and $428	7,623	3,751
Other assets	11,295	6,836
	$ 921,422	$ 834,965
Liabilities & Stockholders' Equity		
Deposits:		
Noninterest-bearing deposits	$ 111,637	$ 123,755
Savings deposits	205,648	187,105
Time deposits	345,217	335,664
Total deposits	662,502	646,524
Federal funds purchased and other borrowings	1,019	427
Overnight repurchase agreements	49,560	32,261
Term repurchase agreements	59,859	594
Federal Home Loan Bank advances	65,000	70,000
Accrued expenses and other liabilities	1,874	2,261
Total liabilities	839,814	752,067
Commitments and contingencies		
Stockholders' equity:		
Common stock, $5 par value, 10,000,000 shares authorized;		
4,916,535 and 4,905,229 shares issued	24,583	24,526
Additional paid-in capital	15,769	15,506
Retained earnings	42,519	43,251
Accumulated other comprehensive loss	(1,263)	(385)
Total stockholders' equity	81,608	82,898
Total liabilities and equity	$ 921,422	$ 834,965

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Income

	Years Ended December 31,		
	2009	2008	2007
	(in thousands, except per share data)		
Interest and Dividend Income:			
Interest and fees on loans	$ 38,103	$ 40,870	$ 41,887
Interest on federal funds sold	54	387	994
Interest on securities:			
Taxable	2,566	3,377	4,470
Tax-exempt	538	925	1,247
Dividends and interest on all other securities	421	942	423
Total interest and dividend income	41,682	46,501	49,021
Interest Expense:			
Interest on savings deposits	361	1,095	2,502
Interest on time deposits	9,951	13,007	13,949
Interest on federal funds purchased, securities sold under agreements to repurchase and other borrowings	566	877	1,970
Interest on Federal Home Loan Bank advances	3,445	4,027	4,928
Total interest expense	14,323	19,006	23,349
Net interest income	27,359	27,495	25,672
Provision for loan losses	6,875	2,400	1,000
Net interest income, after provision for loan losses	20,484	25,095	24,672
Noninterest Income:			
Income from fiduciary activities	2,987	3,109	3,116
Service charges on deposit accounts	5,473	5,894	5,779
Other service charges, commissions and fees	2,511	2,587	2,480
Income from bank owned life insurance	956	716	622
Gain (loss) on disposal of premises and equipment	(4)	227	134
Gain (loss) on available-for-sale securities, net	290	(47)	3
Other operating income	401	236	352
Total noninterest income	12,614	12,722	12,486
Noninterest Expense:			
Salaries and employee benefits	17,781	17,041	15,931
Occupancy and equipment	4,128	3,903	3,640
FDIC insurance	1,630	171	63
Data processing	1,089	996	878
Customer development	798	752	696
Advertising	619	773	724
Loan expenses	648	230	78
Postage and courier expense	550	536	519
Employee professional development	500	662	645
Stationery, supplies and printing	497	578	578
Legal and audit expenses	479	407	407
Loss (gain) on write-down/sale of foreclosed assets	680	428	(14)
Other	1,806	1,899	1,878
Total noninterest expense	31,205	28,376	26,023
Income before income taxes	1,893	9,441	11,135
Income tax expense	211	2,651	3,166
Net income	$ 1,682	$ 6,790	$ 7,969
Basic Earnings per Share:			
Average shares outstanding	4,908	4,904	4,957
Net income per share of common stock (1)	$ 0.34	$ 1.39	$ 1.61
Diluted Earnings per Share:			
Average shares outstanding	4,935	4,935	4,998
Net income per share of common stock (1)	$ 0.34	$ 1.38	$ 1.59

See Notes to Consolidated Financial Statements.

(1) Per share data adjusted for 5 for 4 stock split in the form of a dividend declared on August 16, 2007 and paid on October 1, 2007.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2009, 2008, and 2007

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		(in thousands, except share and per share data)				
Balance at December 31, 2006	3,992,155	$ 19,961	$ 14,719	$ 42,245	$ (2,260)	$ 74,665
Comprehensive income:						
Net income	-	-	-	7,969	-	7,969
Unrealized holding gains arising during the period (net of tax, $914)	-	-	-	-	1,775	1,775
Reclassification adjustment, (net of tax, $1)	-	-	-	-	(2)	(2)
Pension liability adjustment (net of tax, $134)	-	-	-	-	260	260
Total comprehensive income		-	-	7,969	2,033	10,002
Exercise of stock options	19,716	99	575	(500)	-	174
Repurchase and retirement of common stock	(90,310)	(452)	-	(1,731)	-	(2,183)
Stock split in the form of a 25% stock dividend	986,006	4,930	-	(4,930)	-	0
Cash paid in lieu of fractional shares	-	-	-	(4)	-	(4)
Nonqualified stock options	-	-	34	-	-	34
Stock compensation expense	-	-	29	-	-	29
Cash dividends ($.61 per share)	-	-	-	(3,010)	-	(3,010)
Balance at December 31, 2007	4,907,567	$ 24,538	$ 15,357	$ 40,039	$ (227)	$ 79,707
Comprehensive income:						
Net income	-	-	-	6,790	-	6,790
Unrealized holding gains arising during the period (net of tax, $256)	-	-	-	-	496	496
Reclassification adjustment (net of tax, $16)	-	-	-	-	31	31
Pension liability adjustment (net of tax benefit, $353)	-	-	-	-	(685)	(685)
Total comprehensive income	-	-	-	6,790	(158)	6,632
Adjustment to apply new accounting standard on pension plans (net of tax, $11)	-	-	-	22	-	22
Adjustment to implement new accounting standard on split-dollar life insurance (net of tax, $144)	-	-	-	(281)	-	(281)
Exercise of stock options	3,062	15	37	(13)	-	39
Repurchase and retirement of common stock	(5,400)	(27)	-	(70)	-	(97)
Stock compensation expense	-	-	112	-	-	112
Cash dividends ($.66 per share)	-	-	-	(3,236)	-	(3,236)
Balance at December 31, 2008	4,905,229	$ 24,526	$ 15,506	$ 43,251	$ (385)	$ 82,898
Comprehensive income:						
Net income	-	-	-	1,682	-	1,682
Unrealized holding losses arising during the period (net of tax benefit, $231)	-	-	-	-	(450)	(450)
Reclassification adjustment (net of tax, $99)					(191)	(191)
Pension liability adjustment (net of tax benefit, $122)	-	-	-	-	(237)	(237)
Total comprehensive income	-	-	-	1,682	(878)	804
Exercise of stock options	13,124	66	152	(80)	-	138
Repurchase and retirement of common stock	(1,818)	(9)	-	(27)	-	(36)
Stock compensation expense	-	-	111	-	-	111
Cash dividends ($.47 per share)	-	-	-	(2,307)	-	(2,307)
Balance at December 31, 2009	4,916,535	$ 24,583	$ 15,769	$ 42,519	$ (1,263)	$ 81,608

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2009	2008	2007
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,682	$ 6,790	$ 7,969
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,854	1,768	1,688
Provision for loan losses	6,875	2,400	1,000
Net (gain) loss on sale of available-for-sale securities	(290)	47	(3)
Net accretion and amortization of securities	140	(73)	(64)
Net (gain) loss on disposal of premises and equipment	4	(227)	(134)
Net (gain) loss on write-down/sale of foreclosed assets	680	428	(14)
Income from bank owned life insurance	(956)	(716)	(622)
Stock compensation expense	111	112	29
Deferred tax benefit	(453)	(565)	(183)
Increase in other assets	(14,183)	(1,820)	(1,894)
Increase (decrease) in other liabilities	(386)	(198)	333
Net cash provided by (used in) operating activities	(4,922)	7,946	8,105
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of available-for-sale securities	(244,960)	(90,091)	(47,415)
Purchases of held-to-maturity securities	(2,700)	(3,400)	(1,400)
Purchases of restricted securities	(24)	-	-
Proceeds from maturities and calls of securities	127,875	113,291	104,217
Proceeds from sales of available-for-sale securities	43,032	7,573	2,101
Proceeds from sales of restricted securities	-	493	1,529
Increase in loans made to customers	(3,207)	(44,491)	(15,400)
Proceeds from sales of foreclosed assets	4,400	-	254
Purchases of premises and equipment	(5,112)	(1,682)	(2,146)
Net cash provided by (used in) investing activities	(80,696)	(18,307)	41,740
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in noninterest-bearing deposits	(12,118)	27,785	(683)
Increase (decrease) in savings deposits	18,543	1,282	(15,450)
Increase in time deposits	9,553	21,292	23,884
Increase (decrease) in federal funds purchased, repurchase agreements and other borrowings	77,156	(30,943)	7,173
Decrease in Federal Home Loan Bank advances	(5,000)	(10,000)	(45,000)
Proceeds from exercise of stock options	138	39	174
Repurchase and retirement of common stock	(36)	(97)	(2,183)
Cash in lieu of shares	-	-	(4)
Effect of nonqualified stock options	-	-	34
Cash dividends paid on common stock	(2,307)	(3,236)	(3,010)
Net cash provided by (used in) financing activities	85,929	6,122	(35,065)
Net increase (decrease) in cash and cash equivalents	311	(4,239)	14,780
Cash and cash equivalents at beginning of period	47,325	51,564	36,784
Cash and cash equivalents at end of period	$ 47,636	$ 47,325	$ 51,564
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 14,651	$ 19,667	$ 23,245
Income tax	$ 650	$ 3,275	$ 3,375
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS			
Unrealized gain (loss) on investment securities	$ (971)	$ 752	$ 2,689
Loans transferred to foreclosed assets	$ 10,044	$ 2,921	$ 955
Change in pension liability	$ (359)	$ (1,038)	$ (394)
Adjustment to implement accounting standard on split-dollar life insurance	$ -	$ (425)	$ -

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1, Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Old Point Financial Corporation (the Company) and its wholly-owned subsidiaries, The Old Point National Bank of Phoebus (the Bank) and Old Point Trust & Financial Services N.A. (Trust). All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50 percent of the voting rights or where it exercises control. Entities where the Company holds 20 to 50 percent of the voting rights, or has the ability to exercise significant influence, or both, are accounted for under the equity method. As discussed below, the Company consolidates entities deemed to be variable interest entities (VIEs) when it is determined to be the primary beneficiary.

NATURE OF OPERATIONS:

Old Point Financial Corporation is a holding company that conducts substantially all of its operations through two subsidiaries, The Old Point National Bank of Phoebus and Old Point Trust and Financial Services, N.A. The Bank services individual and commercial customers, the majority of which are in Hampton Roads. As of December 31, 2009, the Bank had 21 branch offices. The Bank offers a full range of deposit and loan products to its retail and commercial customers. Trust offers a full range of services for individuals and businesses. Products and services include retirement planning, estate planning, financial planning, estate and trust administration, retirement plan administration, tax services and investment management services.

VARIABLE INTEREST ENTITIES:

A legal entity is referred to as a VIE if any of the following conditions exist, which are outlined in the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) variable interest accounting guidance (FASB ASC 810-10-15-14): (1) the total equity investment at risk is insufficient to permit the legal entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

In addition, as specified in VIE accounting guidance (FASB ASC 810-10-25-38), a VIE must be consolidated by the Company if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that will absorb a majority of the expected losses, receive a majority of the expected residual returns, or both. At this time, the Company has no VIEs that are consolidated. The Company does have an interest in one VIE, Old Point Mortgage, LLC, which is not consolidated because the Company is not the primary beneficiary.

USE OF ESTIMATES:

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, other-than-temporary impairment of securities, the fair value of financial instruments and the valuation of deferred tax assets.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of the Company's activities are with customers located within the Hampton Roads region. The types of securities that the Company invests in are included in Note 3. The types of lending that the Company engages in are included in Note 4. The Company has significant concentrations in the following industries: construction, lessors of real estate, activities related to real estate, ambulatory health care and religious organizations. The Company does not have any significant concentrations to any one customer.

At December 31, 2009 and 2008, there were $376.4 million and $351.9 million, or 59.26% and 55.21%, respectively of total loans concentrated in commercial real estate. Commercial real estate for purposes of this note includes all construction loans, loans secured by multifamily residential properties, loans secured by farmland and loans secured by nonfarm, nonresidential properties.

CASH AND CASH EQUIVALENTS:
For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks and federal funds sold, all which mature within 90 days.

INTEREST-BEARING DEPOSITS IN BANKS:
Interest-bearing deposits in banks mature within one year and are carried at cost.

RECLASSIFICATIONS:
Certain amounts in the consolidated financial statements have been reclassified to conform to classifications adopted in the current year.

SECURITIES:
Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FASB recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment. For details, see the discussion of FASB Topic 320-10 under the Recent Accounting Pronouncements.

FEDERAL HOME LOAN BANK STOCK:
The Company, as a member of the FHLB of Atlanta, is required to maintain an investment in capital stock of the FHLB. Based on the redemption provisions of the FHLB, the stock has no quoted market value, is carried at cost and listed as a restricted security. In March of 2009, the FHLB announced that it was changing its policy on the redemption of its stock. Previously, the FHLB would repurchase 100 percent of a member Company's excess activity-based stock, but as of March 2009, the repurchase percent dropped to 50 percent. At its discretion, the FHLB may declare dividends on the stock. The FHLB suspended its fourth quarter 2008 and first quarter 2009 dividends. The FHLB declared a dividend in the second and third quarters of 2009. Action regarding the payment of a dividend for the fourth quarter of 2009 has not been announced as of February 26, 2010. Management reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

LOANS:
The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Hampton Roads. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses and any unamortized deferred fees or costs on originated loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected future loss given estimated defaults derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

FORECLOSED ASSETS:

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance (direct write-downs) are included in net expenses from foreclosed assets.

PREMISES AND EQUIPMENT:

Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Buildings and equipment are depreciated over their estimated useful lives ranging from three to 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to five years.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS:

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and lines of credit. Such financial instruments are recorded when they are funded.

PENSION PLAN:

The Company has a non-contributory defined benefit pension plan. Effective September 30, 2006, the Company took action to freeze the plan. Benefits for participants will remain frozen in the plan until such time as further action

occurs. No additional participants will be added to the plan.

The compensation cost of the pension plan is recognized on the projected unit credit method. The aggregate cost method is utilized for funding purposes.

STOCK COMPENSATION PLANS:
Stock compensation accounting guidance (FASB ASC 718, Compensation-Stock Compensation) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black Scholes model is used to estimate the fair value of the stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

INCOME TAXES:
The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, Income Taxes). The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability or balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the difference between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

EARNINGS PER COMMON SHARE:
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

TRUST ASSETS AND INCOME:
Securities and other property held by Trust in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

ADVERTISING EXPENSES:
Advertising expenses are expensed as incurred.

COMPREHENSIVE INCOME:
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and unrealized losses related to changes in the funded status of the pension plan which are also recognized as separate components of equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS:
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

SUBSEQUENT EVENTS:
In accordance with ASC 855-10/SFAS 165, the Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS:
In June 2009, FASB issued new accounting guidance related to U.S. GAAP (FASB ASC 105, Generally Accepted Accounting Principles). This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in FASB ASC has become nonauthoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC.

The Company adopted new guidance impacting FASB Topic 805: Business Combinations (Topic 805) on January 1, 2009. This guidance requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance impacting Topic 805. This guidance addresses application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance was effective for business combinations entered into on or after January 1, 2009. This guidance did not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued new guidance impacting FASB Topic 715-20: Compensation Retirement Benefits – Defined Benefit Plans – General. The objectives of this guidance are to provide users of the financial statements with more detailed information related to the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, as well as how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. The disclosures about plan assets required by this guidance are included in Note 13 of the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance impacting FASB Topic 820: Fair Value Measurements and Disclosures (Topic 820). This interpretation provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This also includes guidance on identifying circumstances that indicate a transaction is not orderly and requires additional disclosures of valuation inputs and techniques in interim periods and defines the major security types that are required to be disclosed. This guidance was effective for interim and annual periods ending after June 15, 2009, and should be applied prospectively. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance impacting FASB Topic 320-10: Investments – Debt and Equity Securities. This guidance amends GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance was effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company did not have any cumulative effect adjustment related to the adoption of this guidance.

In May 2009 (amended February 2010), the FASB issued new guidance impacting FASB Topic 855: Subsequent Events. This update provides guidance on management's assessment of subsequent events that occur after the balance sheet date through the date that the financial statements are issued. This guidance is generally consistent with current accounting practice. In addition, it requires certain additional disclosures. This guidance was effective for periods ending after June 15, 2009 and had no impact on the Company's consolidated financial statements.

In August 2009, the FASB issued new guidance impacting Topic 820. This guidance is intended to reduce ambiguity in financial reporting when measuring the fair value of liabilities. This guidance was effective for the first reporting period (including interim periods) after issuance and had no impact on the Company's consolidated financial statements.

In September 2009, the FASB issued new guidance impacting Topic 820. This creates a practical expedient to measure the fair value of an alternative investment that does not have a readily determinable fair value. This guidance also requires certain additional disclosures. This guidance is effective for interim and annual periods ending after December 15, 2009. The new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force (ASU 2010-01). ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU 2010-01 did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification (ASU 2010-02). ASU 2010-02 amends Subtopic 810-10 to address implementation issues related to changes in ownership provisions including clarifying the scope of the decrease in ownership and additional disclosures. ASU 2010-02 is effective beginning in the period that an entity adopts SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). If an entity has previously adopted SFAS 160, ASU 2010-02 is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period SFAS 160 was adopted. The adoption of ASU 2010-02 did not have a material impact on the Company's consolidated financial statements.

Accounting Standards Not Yet Effective

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as Statement of Financial Accounting Standards No. 166 (SFAS 166), Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009

through the issuance of Accounting Standards Updated (ASU) 2009-16. The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have, if any, on its consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the VIEs. The new guidance, which was issued as SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167), was adopted into Codification in December 2009. The objective of the guidance is to improve financial reporting by enterprises involved with VIEs and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective as of January 1, 2010. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing (ASU 2009-15). ASU 2009-15 amends Subtopic 470-20 to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company does not expect the adoption of ASU 2009-15 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-04, Accounting for Various Topics – Technical Corrections to SEC Paragraphs (ASU 2010-04). ASU 2010-04 makes technical corrections to existing SEC guidance including the following topics: accounting for subsequent investments, termination of an interest rate swap, issuance of financial statements - subsequent events, use of residential method to value acquired assets other than goodwill, adjustments in assets and liabilities for holding gains and losses, and selections of discount rate used for measuring defined benefit obligation. The Company does not expect the adoption of ASU 2010-04 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-05, Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation (ASU 2010-05). ASU 2010-05 updates existing guidance to address the SEC staff's views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. The Company does not expect the adoption of ASU 2010-05 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics (ASU 2010-08). ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The Company does not expect the adoption of ASU 2010-08 to have a material impact on its consolidated financial statements.

NOTE 2, Restrictions on Cash and Amounts Due from Banks

The Company is required to maintain average balances on hand or with the FRB. At December 31, 2009 and 2008, these reserve balances amounted to $350 thousand for both years.

NOTE 3, Securities Portfolio

The amortized cost and fair value, with gross unrealized gains and losses, of securities held-to-maturity at December 31, 2009 and 2008 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2009				
Obligations of U. S. Government agencies	$ 1,800	$ 4	$ (7)	$ 1,797
Obligations of state and political subdivisions	412	24	-	436
	$ 2,212	$ 28	$ (7)	$ 2,233
December 31, 2008				
Obligations of U. S. Government agencies	$ 2,600	$ 28	$ -	$ 2,628
Obligations of state and political subdivisions	467	21	-	488
	$ 3,067	$ 49	$ -	$ 3,116

The amortized cost and fair values, with gross unrealized gains and losses, of securities available-for-sale at December 31, 2009 and 2008 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2009				
U. S. Treasury securities	$ 400	$ -	$ -	$ 400
Obligations of U. S. Government agencies	161,645	341	(446)	161,540
Obligations of state and political subdivisions	8,702	124	(1)	8,825
Mortgage-backed securities	1,273	31	-	1,304
Money market investments	1,706	-	-	1,706
Total	$ 173,726	$ 496	$ (447)	$ 173,775
December 31, 2008				
U. S. Treasury securities	$ 399	$ 1	$ -	$ 400
Obligations of U. S. Government agencies	77,241	871	-	78,112
Obligations of state and political subdivisions	14,959	156	-	15,115
Money market investments	2,462	-	(9)	2,453
Other marketable equity securities	908	-	-	908
Total	$ 95,969	$ 1,028	$ (9)	$ 96,988

Securities with an amortized cost of $169.1 million and $82.8 million at December 31, 2009 and 2008, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase, FHLB advances and for other purposes required or permitted by law.

At December 31, 2009, the Company held no securities of any single issuer (excluding U.S. Government agencies) with a book value that exceeded 10 percent of stockholders' equity.

The amortized cost and fair value of securities at December 31, 2009 by contractual maturity are shown below.

	December 31, 2009			
	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Due in one year or less	$ 77,022	$ 76,764	$ -	$ -
Due after one year through five years	92,809	93,096	2,212	2,233
Due after five years through ten years	1,329	1,350	-	-
Due after ten years	860	859	-	-
Total debt securities	172,020	172,069	2,212	2,233
Other securities without stated maturities	1,706	1,706	-	-
Total securities	$ 173,726	$ 173,775	$ 2,212	$ 2,233

Proceeds from the sales of available-for-sale securities, as well as gross realized gains and losses for the years ended December 31:

	2009	2008	2007
	(in thousands)		
Proceeds from sales	$ 43,032	$ 7,573	$ 2,101
Gross realized gains	$ 290	$ -	$ 3
Gross realized losses	$ -	$ 47	$ -

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008:

Year Ended December 31, 2009

	Less Than Twelve Months		More Than Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in thousands)					
Securities Available-for-Sale						
Debt securities:						
Obligations of U. S. Government agencies	$ 446	$ 49,589	$ -	$ -	$ 446	$ 49,589
Obligations of state and political subdivisions	1	859	-	-	1	859
Total securities available-for-sale	$ 447	$ 50,448	$ -	$ -	$ 447	$ 50,448
Securities Held-to-Maturity						
Obligations of U. S. Government agencies	$ 7	$ 893	$ -	$ -	$ 7	$ 893
Total	$ 454	$ 51,341	$ -	$ -	$ 454	$ 51,341

Year Ended December 31, 2008

	Less Than Twelve Months		More Than Twelve Months		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in thousands)					
Securities Available-for-Sale						
Debt securities:						
Mortgage-backed securities	$ 9	$ 2,453	$ -	$ -	$ 9	$ 2,453

U.S. Government and federal agency obligations

The unrealized losses on ten investments in U.S. Government obligations at December 31, 2009 were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is unlikely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

Obligations of state and political subdivisions

The unrealized loss on one investment in obligations of state and political subdivisions at December 31, 2009 was caused by interest rate increases. Because the Company does not intend to sell the investment and it is unlikely that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2009.

Mortgage-backed securities

The unrealized losses on two investments in mortgage-backed securities at December 31, 2008 were caused by interest rate increases. The Company purchased those investments at a premium relative to their face amount

and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost basis of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is unlikely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

Other-than-Temporarily Impaired Securities
Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The 2009 unrealized losses relate to obligations of U.S. Government agencies and state and political subdivisions. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. The unrealized losses are a result of interest rates and not credit issues. Since the Company has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

The restricted security category is comprised of FHLB and FRB stock. These stocks are classified as restricted securities because their ownership is restricted to certain types of entities and they lack a market. Therefore, this stock is carried at cost and evaluated for impairment. When evaluating this stock for impairment, its value is determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

The Company evaluated the positive and negative factors of FHLB stock for impairment and determined the stock not to be impaired at December 31, 2009. This analysis is based on the following information. The FHLB paid a second quarter 2009 dividend and reported net income for the second quarter of $191.7 million and $190.2 million for the first six months of 2009. On October 30, 2009, the FHLB declared a dividend and reported net income of $11.1 million for the third quarter of 2009. The FHLB reported that it was in compliance with all of its regulatory capital requirements during 2009. On February 22, 2010 the FHLB reported preliminary year-end financial results that were positive. The FHLB's net income for 2009 was $283.5 million, a $29.7 million, or an 11.7 percent, increase from net income of $253.8 million for 2008. As of February 26, 2010, the FHLB had not declared a fourth quarter dividend. Restricted stock is viewed as a long-term investment and the Company has the ability and the intent to hold this stock until its value is recovered.

NOTE 4, Loans

A summary of the balances of loans follows:

	2009	2008
	(in thousands)	
Mortgage loans on real estate:		
Residential 1-4 family	$ 100,788	$ 107,640
Commercial	345,753	291,332
Construction	30,696	60,604
Second mortgages	19,997	27,325
Equity lines of credit	39,192	33,624
Total mortgage loans on real estate	536,426	520,525
Commercial loans	60,353	70,353
Consumer installment loans	33,371	40,789
Other	4,626	5,471
Total loans	634,776	637,138
Net deferred loan costs *	466	314
Less: Allowance for loan losses	(7,864)	(6,406)
Loans, net	$ 627,378	$ 631,046

* Net deferred loan costs are part of second mortgages and commercial real estate

Changes in the allowance for loan losses are as follows:

	2009	2008	2007
		(in thousands)	
Balance, beginning of year	$ 6,406	$ 5,130	$ 4,784
Recoveries	937	463	381
Provision for loan losses	6,875	2,400	1,000
Loans charged off	(6,354)	(1,587)	(1,035)
Balance, end of year	$ 7,864	$ 6,406	$ 5,130

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans, but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. As of December 31, 2009 the Company had no troubled debt restructurings.

The following is a summary of information pertaining to impaired and nonaccrual loans at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
	(in thousands)	
Impaired loans without a valuation allowance	$ -	$ 12,023
Impaired loans with a valuation allowance	1,105	888
Total impaired loans	$ 1,105	$ 12,911
Valuation allowance related to impaired loans	$ 387	$ 269
Total non-accrual loans	$ 4,917	$ 1,045
Total loans past-due ninety days or more and still accruing interest	$ 389	$ 3,529

	Years Ended December 31, 2009	2008	2007
	(in thousands)		
Average investment in impaired loans	$ 5,387	$ 10,467	$ 5,562
Interest income recognized on impaired loans	$ 153	$ 393	$ 610
Interest that would have been recognized if loans had been accruing	$ 404	$ 459	$ 79

NOTE 5, Foreclosed Assets

Foreclosed assets are presented net of a valuation allowance for losses. An analysis of the valuation allowance on foreclosed assets is as follows:

	Years Ended December 31, (in thousands) 2009	2008	2007
Balance at beginning of year	$ 428	$ -	$ -
Valuation allowance	695	428	-
Charge-offs	(263)	-	-
Recoveries	-	-	-
Balance at end of year	$ 860	$ 428	$ -

Expenses applicable to foreclosed assets include the following:

	Years Ended December 31, 2009	2008	2007
	(in thousands)		
Net loss (gain) on sales of real estate	$ (15)	$ -	$ (14)
Provision for losses	695	428	-
Operating expenses, net of income	463	71	-
Total Expenses	$ 1,143	$ 499	$ (14)

NOTE 6, Premises and Equipment

At December 31, premises and equipment consisted of:

	2009	2008
	(in thousands)	
Land	$ 7,808	$ 7,711
Buildings	25,354	22,065
Leasehold improvements	855	855
Furniture, fixtures and equipment	15,650	14,400
	49,667	45,031
Less accumulated depreciation and amortization	19,270	17,888
	$ 30,397	$ 27,143

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 amounted to $1.9 million, $1.8 million and $1.7 million, respectively.

The Company has noncancellable leases on premises and equipment expiring at various dates, not including extensions, to the year 2014. Certain leases provide for increased annual payments based on increases in real estate taxes and the Consumer Price Index.

The total approximate minimum rental commitment at December 31, 2009 under noncancellable leases is $763 thousand which is due as follows:

Year	(in thousands)
2010	$ 253
2011	175
2012	166
2013	95
2014	74
Total	$ 763

The aggregate rental expense of premises and equipment was $347 thousand, $337 thousand and $346 thousand for 2009, 2008 and 2007, respectively.

NOTE 7, Deposits

The aggregate amount of time deposits in denominations of $100 thousand or more at December 31, 2009 and 2008 was $136.3 million and $127.8 million, respectively. As of December 31, 2009, no single customer relationship exceeded 5 percent of total deposits.

At December 31, 2009, the scheduled maturities of time deposits (in thousands) are as follows:

2010	$ 240,153
2011	61,107
2012	14,124
2013	7,182
2014	22,651
	$ 345,217

NOTE 8, Short Term and Long Term Borrowings

The Company's short-term borrowings include federal funds purchased, overnight repurchase agreements and U.S. Treasury demand notes. Overnight repurchase agreements, which totaled $49.6 million and $32.3 million as of December 31, 2009 and 2008, respectively, are classified as secured borrowings that generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The U.S. Treasury demand notes are subject to call by the U.S. Treasury with interest paid monthly at the rate of 25 basis points (1/4%) below the federal funds rate. U.S. Treasury demand notes totaled $1.0 million and $427 thousand as of December 31, 2009 and 2008, respectively.

As of December 31, 2009, two customer relationships exceeded 5 percent of total repurchase agreements, with a combined outstanding balance of $66.3 million, or 60.58% of total repurchase agreements.

The Company's long-term debt at December 31, 2009 and 2008 consisted of fixed-rate FHLB advances. The FHLB advances are secured by a blanket lien on qualified 1 – 4 family residential real estate loans and by selected commercial real estate loans. These pledged loans totaled $158.1 million at December 31, 2009.

The contractual maturities of long-term debt are as follows:

	December 31,					
	2009			2008		
	Fixed Rate	Total	Weighted Avg Rate	Fixed Rate	Total	Weighted Avg Rate
	(in thousands)			(in thousands)		
Due in 2009	-	-		5,000	5,000	5.26%
Due in 2010	30,000	30,000	5.46%	30,000	30,000	5.46%
Due in 2012	10,000	10,000	4.74%	10,000	10,000	4.74%
Due in 2016	25,000	25,000	4.83%	25,000	25,000	4.83%
Total long-term debt	$ 65,000	$ 65,000	5.11%	$ 70,000	$ 70,000	5.12%

NOTE 9, Stock Option Plan

On March 9, 2008, the Company's 1998 stock option plan expired. At December 31, 2009, options to purchase 271,275 shares of common stock granted under the stock option plan are outstanding. The exercise price of each option equals the market price of the Company's common stock on the date of the grant, and an option's maximum term is ten years.

Stock option plan activity for the year ended December 31, 2009 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2009	286,899	$ 18.25		
Granted	-	-		
Exercised	(13,124)	10.48		
Canceled or expired	(2,500)	21.94		
Options outstanding, December 31, 2009	271,275	$ 18.59	4.84	$ 307
Options exercisable, December 31, 2009	206,799	$ 18.13	3.91	$ 307

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on changes in the market value of the Company's stock.

The fair value of each option granted in 2007 was estimated using the Black Scholes option pricing model with the following assumptions: dividend yield of 2.46%, expected volatility of 27.398%, risk-free interest rate of 4.47% and an expected option life of six and one-half years. The grant date fair value of options granted during 2007 was $5.48. There were no options granted in 2009 or 2008.

The total proceeds of the in-the-money options exercised during the years ended December 31, 2009, 2008 and 2007 were $138 thousand, $39 thousand and $174 thousand. Total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $83 thousand, $14 thousand and $344 thousand, respectively.

As of December 31, 2009, there was $313 thousand in unrecognized compensation expense, which is expected to be recognized over a weighted-average period of 2.75 years. Stock compensation expense was $111 thousand, $112 thousand, and $29 thousand as of December 31, 2009, 2008, and 2007.

Information pertaining to options outstanding at December 31, 2009 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Exercise Price
$ 9.81	26,148	0.69	$ 9.81	26,148	$ 9.81
12.91	59,417	1.61	12.91	59,417	12.91
23.83	78,250	4.61	23.83	78,250	23.83
20.05	107,460	7.79	20.05	42,984	20.05
	271,275	4.84	$ 18.59	206,799	$ 18.13

NOTE 10, Earnings per Common Share

Earnings per common share has been computed based on the following:

	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
Net Income applicable to common stock	$ 1,682	$ 6,790	$ 7,969
Average number of common shares outstanding	4,908	4,904	4,957
Effect of dilutive options	27	31	41
Average number of common shares outstanding used to calculate diluted earnings per common share	4,935	4,935	4,998

Stock options for 186 thousand, 188 thousand and 261 thousand shares of common stock were not considered in computing diluted earnings per common share for 2009, 2008 and 2007, respectively, because they were antidilutive.

NOTE 11. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. None of the directors or executive officers had direct or indirect loans exceeding 10 percent of stockholders' equity at December 31, 2009.

Annual activity consisted of the following:

	2009	2008
	(in thousands)	
Balance, beginning of year	$ 2,848	$ 2,867
Additions	801	280
Reductions	(1,050)	(299)
Balance, end of year	$ 2,599	$ 2,848

Deposits from related parties held by the Company at December 31, 2009 and 2008 amounted to $6.5 million and $3.7 million, respectively.

NOTE 12, Income Taxes

The components of income tax expense are as follows:

	2009	2008	2007
		(in thousands)	
Current tax expense	$ 664	$ 3,216	$ 3,349
Deferred tax benefit	(453)	(565)	(183)
Reported tax expense	$ 211	$ 2,651	$ 3,166

A reconciliation of the "expected" Federal income tax expense on income before income taxes with the reported income tax expense follows:

	2009	2008	2007
		(in thousands)	
Expected tax expense (34%)	$ 644	$ 3,210	$ 3,786
Interest expense on tax-exempt assets	23	34	56
Tax-exempt interest	(226)	(360)	(475)
Officers' life insurance	(325)	(243)	(212)
Other, net	95	10	11
Reported tax expense	$ 211	$ 2,651	$ 3,166

The effective tax rates for 2009, 2008 and 2007 were 11.1%, 28.1% and 28.4%, respectively.

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31,	
	2009	2008
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,674	$ 2,178
Interest on non-accrual loans	83	26
Foreclosed assets	419	234
Pension - other comprehensive income	667	545
Bank owned life insurance benefit	75	62
Contribution carried forward	35	-
Unexercised nonqualified options	17	9
	$ 3,970	$ 3,054
Deferred tax liabilities:		
Depreciation	$ (361)	$ (345)
Accretion of discounts on securities	(1)	(6)
Deferred loan fees and costs	(334)	(325)
Pension	(782)	(461)
Net unrealized gains on securities available-for-sale	(17)	(347)
	(1,495)	(1,484)
Net deferred tax assets	$ 2,475	$ 1,570

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2006.

The Internal Revenue Service (IRS) commenced an examination on the Company's U.S. income tax return of 2008 in the second quarter of 2009. The examination was completed in the fourth quarter of 2009. The IRS proposed and management implemented adjustments to the Company's 2008 tax. These adjustments did not result in material changes to the Company's financial position. The Company made an additional $21 thousand payment to cover these adjustments.

NOTE 13, Pension Plan

The Company provides pension benefits for eligible participants through a non-contributory defined benefits pension plan. The plan was frozen effective September 30, 2006; therefore no additional participants will be added to the plan.

In 2008, the Company adopted a change in accounting for defined benefit pension and other postretirement plans (FASB ASC 715-20). This guidance requires that defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end. As a result of this adoption, the Company was required to change the measurement date for the pension plan assets and benefit obligations from October 31 to December 31 beginning in 2007. To reflect this change, the Company recorded a $22 thousand (after tax) adjustment to the 2008 beginning balance of retained earnings.

Information pertaining to the activity in the plan, using a measurement date of December 31, is as follows:

	Years ended December 31,		
	2009	2008	2007
	(in thousands)		
Change in benefit obligation			
Benefit obligation at beginning of year	$ 4,657	$ 5,085	$ 5,320
Service cost	-	-	-
Interest cost	284	304	364
Benefits paid	(222)	(163)	(511)
Gain (loss) due to change in discount rate	273	(145)	(315)
Actuarial change	326	(424)	227
Benefit obligation at end of year	$ 5,318	$ 4,657	$ 5,085
Change in plan assets			
Fair value of plan assets at beginning of year	$ 4,411	$ 5,743	$ 5,460
Expected return (loss) on plan assets	469	(1,169)	794
Employer contribution	1,000	-	-
Benefits paid	(222)	(163)	(511)
Fair value of plan assets at end of year	$ 5,658	$ 4,411	$ 5,743
Funded status at end of year	$ 340	$ (246)	$ 658
Amounts recognized in the consolidated balance sheets at December 31,			
Prepaid pension cost (pension liability)	$ 340	$ (246)	$ 658
Amounts recognized in accumulated other comprehensive income (loss)			
Loss	$ 1,961	$ 1,603	$ 565
Deferred taxes	(667)	(545)	(192)
Net loss	$ 1,294	$ 1,058	$ 373
Accumulated benefit obligation	**$ 5,318**	**$ 4,657**	**$ 5,085**
Assumptions used to determine the benefit obligations at December 31,	2009	2008	2007
Discount rate	6.01%	6.49%	6.25%
Expected return on plan assets	7.00%	8.00%	8.00%

Components of net periodic pension cost (benefit)	Years ended December 31, 2009	2008	2007
	(in thousands)		
Service cost	$ -	$ -	$ -
Interest cost	284	304	288
Expected return on plan assets	(331)	(439)	(411)
Amortization of deferred asset gain (loss)	-	-	-
Amortization of prior service cost	-	-	-
Amortization of unrecognized loss	104	-	34
Net periodic pension (benefit) cost	$ 57	$ (135)	$ (89)

Components of other amounts recognized in accumulated other comprehensive income (loss)	2009	2008	2007
Net (gain) loss	$ 359	$ 1,038	(360)
Amortization of loss	-	-	(34)
Amortization of prior service cost	-	-	-
Total recognized in other comprehensive income	$ 359	$ 1,038	$ (394)
Total recognized in net periodic benefit cost and accumulated other comprehensive income (loss)	$ 416	$ 903	$ (483)

The estimated net loss for the pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year is $127 thousand.

Weighted-average assumptions used to determine net periodic pension cost	Years ended December 31, 2009	2008	2007
Discount rate	6.49%	6.25%	5.75%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

The overall expected long-term rate of return on plan assets was determined based on the current asset allocation and the related volatility of those investments.

The Company's overall investment strategy is growth with income. The emphasis of the objective is on both capital appreciation and income. The portfolio contains a blend of securities expected to grow in value over the long term and those expected to produce income. Moderate market value volatility is expected.

The pension plan invests primarily in large and mid-cap equities and government and corporate bonds, with the following target allocations: equities 50 percent, fixed income 40 percent and cash 10 percent. The pension plan has a very small investment in emerging markets equity mutual funds, representing less than 1 percent of the total account value.

Fair value is discussed in detail in Note 15. The fair value of the Company's pension plan assets at December 31, 2009, by asset category are as follows:

	Assets at Fair Value as of December 31, 2009 (in thousands)			
Asset Category	Level 1	Level 2	Level 3	Total
Money market funds	$ 1,468	$ -	$ -	$ 1,468
U.S. Government securities	297	-	-	297
Mutual Funds	96	-	-	96
Common Stock	2,690	-	-	2,690
Corporate bonds	-	1,107	-	1,107
Total assets at fair value	$ 4,551	$ 1,107	$ -	$ 5,658

The Company contributed $1.0 million to the pension plan in 2009. No contributions were made to the plan in 2008 or 2007. Management has not determined at this time how much, if any, contributions to the plan will be for the year ended December 31, 2010.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

2010	$ 197
2011	291
2012	262
2013	328
2014	338
Years 2015 - 2019	1,996
Total	$ 3,412

401(k) Plan

The Company has a 401(k) Plan in which substantially all employees are eligible to participate. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100 percent of the first 4 percent of an employee's compensation contributed to the plan. Matching contributions vest to the employee immediately. The Company may make profit sharing contributions to the plan as determined by the Board of Directors. Profit sharing contributions vest to the employee over a six-year period. For the years ended December 31, 2009, 2008, and 2007, expense attributable to the plan amounted to $484 thousand, $601 thousand, and $628 thousand, respectively.

NOTE 14, Commitments and Contingencies

Credit-related financial instruments

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following financial instruments whose contract amounts represent credit risk were outstanding at December 31:

	2009	2008
	(in thousands)	
Commitments to extend credit:		
Home equity lines of credit	$ 31,217	$ 28,729
Commercial real estate, construction and development loans committed but not funded	21,210	35,624
Other lines of credit (principally commercial)	50,045	44,101
Total	$ 102,472	$ 108,454
Irrevocable letters of credit	$ 5,006	$ 5,515

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extensions of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date, and ultimately may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year, with the exception of one guarantee which expires in 2014. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various collateral supporting those commitments for which collateral is deemed necessary.

Legal contingencies

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

NOTE 15, Fair Value Measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic of FASB ASC, the fair value of a financial instrument is the price that would be received in the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires

the use of significant judgment. The fair value can be a reasonable point within a range that is most representative of fair value under current market conditions.

Fair Value Hierarchy
In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Investment securities
Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Securities are classified as level 2 if quoted market prices are not available. Fair value is estimated using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes and credit spreads. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified in level 3.

Loans receivable
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities
The fair value of demand deposits, savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposits is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings
The carrying amounts of federal funds purchased, overnight repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings
The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

Commitments to extend credit and irrevocable letters of credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2009 and 2008, the fair value of fees charged for loan commitments and irrevocable letters of credit was immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 47,636	$ 47,636	$ 47,325	$ 47,325
Securities available-for-sale	173,775	173,775	96,988	96,988
Securities held-to-maturity	2,212	2,233	3,067	3,116
Loans, net of allowances for loan losses	627,378	627,354	631,046	633,820
Accrued interest receivable	2,873	2,873	3,210	3,210
Financial liabilities:				
Deposits	662,502	664,625	646,524	649,055
Federal funds purchased and other borrowings	1,019	1,019	427	427
Overnight repurchase agreements	49,560	49,560	32,261	32,261
Term repurchase agreements	59,859	59,878	594	594
Federal Home Loan Bank advances	65,000	74,043	70,000	77,219
Accrued interest payable	1,449	1,449	1,777	1,777

Assets measured at fair value on a recurring basis
Debt and equity securities with readily determinable fair values are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile

prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.

Assets measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2009 Using (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$ 173,775	$ -	$ 173,775	$ -

		Fair Value Measurements at December 31, 2008 Using (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$ 96,988	$ -	$ 96,988	$ -

Assets measured at fair value on a nonrecurring basis
Under certain circumstances, adjustments are made to the fair value for assets and liabilities although they are not measured at fair value on an ongoing basis.

Impaired loans
Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as part of the provision for loan losses on the Consolidated Statements of Income.

Foreclosed assets
Loans are transferred to foreclosed assets when the collateral securing them is foreclosed on. The measurement of loss associated with foreclosed assets is based on the fair value of the collateral compared to the unpaid loan balance and anticipated costs to sell the property. If there is a contract for the sale of a property, and

management reasonably believes the transaction will be consummated in accordance with the terms of the contract, fair value is based on the sale price in that contract (Level 1). Lacking such a contract, the value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. Any fair value adjustments to foreclosed assets are recorded in the period incurred and expensed against current earnings.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy for which a nonrecurring change in fair value has been recorded:

		Carrying Value at December 31, 2009 (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 718	$ -	$ -	$ 718
Foreclosed assets	$ 7,623	$ -	$ 7,373	$ 250

		Carrying Value at December 31, 2008 (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 12,642	$ -	$ 2,117	$ 10,525
Foreclosed assets	$ 3,751	$ -	$ 2,401	$ 1,350

NOTE 16, Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and possibly additional discretionary actions to be initiated by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Comptroller categorized the Company as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Company's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2009 and 2008 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
December 31, 2009:						
Total Capital to Risk Weighted Assets:						
Consolidated	$90,735	13.01%	$55,806	8.00%	N/A	N/A
Old Point National Bank	85,234	12.23%	55,734	8.00%	$69,667	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	82,871	11.88%	27,903	4.00%	N/A	N/A
Old Point National Bank	77,370	11.11%	27,867	4.00%	41,800	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	82,871	9.20%	36,021	4.00%	N/A	N/A
Old Point National Bank	77,370	8.63%	35,853	4.00%	44,816	5.00%
December 31, 2008:						
Total Capital to Risk Weighted Assets:						
Consolidated	$89,689	13.44%	$53,367	8.00%	N/A	N/A
Old Point National Bank	84,484	12.69%	53,267	8.00%	$66,584	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	83,283	12.48%	26,684	4.00%	N/A	N/A
Old Point National Bank	78,078	11.73%	26,633	4.00%	39,950	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	83,283	10.00%	33,301	4.00%	N/A	N/A
Old Point National Bank	78,078	9.38%	33,308	4.00%	41,635	5.00%

The approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Bank and Trust can distribute as dividends to the Company in 2010, without approval of the Comptroller, $3.3 million plus an additional amount equal to the Bank's and Trust's retained net profits for 2010 up to the date of any dividend declaration.

NOTE 17, Quarterly Data (Unaudited)

	Year Ended December 31,							
	2009				2008			
	(in thousands, except per share data)							
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 10,421	$ 10,472	$ 10,394	$ 10,395	$ 11,254	$ 11,717	$ 11,656	$ 11,874
Interest expense	(3,279)	(3,426)	(3,703)	(3,915)	(4,220)	(4,552)	(4,850)	(5,384)
Net interest income	7,142	7,046	6,691	6,480	7,034	7,165	6,806	6,490
Provision for loan losses	(1,875)	(1,000)	(3,000)	(1,000)	(1,000)	(800)	(300)	(300)
Net interest income, after provision for loan losses	5,267	6,046	3,691	5,480	6,034	6,365	6,506	6,190
Noninterest income	3,542	3,006	3,101	2,965	2,958	3,367	3,174	3,223
Noninterest expenses	(8,464)	(7,446)	(7,891)	(7,404)	(7,825)	(6,933)	(6,957)	(6,661)
Income before income taxes	345	1,606	(1,099)	1,041	1,167	2,799	2,723	2,752
Provision for income taxes	32	(449)	477	(271)	(260)	(821)	(788)	(782)
Net income	$ 377	$ 1,157	$ (622)	$ 770	$ 907	$ 1,978	$ 1,935	$ 1,970
Earnings per common share:								
Basic	$ 0.07	$ 0.24	$ (0.13)	$ 0.16	$ 0.19	$ 0.40	$ 0.40	$ 0.40
Diluted	$ 0.07	$ 0.24	$ (0.13)	$ 0.16	$ 0.19	$ 0.40	$ 0.39	$ 0.40

NOTE 18, Segment Reporting

The Company operates in a decentralized fashion in three principal business segments: the Bank, the Trust, and the Parent. Revenues from the Bank's operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Trust's operating revenues consist principally of income from fiduciary activities. The Parent company's revenues are mainly interest and dividends received from the Bank and Trust companies. The Company has no other segments.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technologies and marketing strategies.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December, 31 follows:

2009	Bank	Trust	Unconsolidated Parent (in thousands)	Eliminations	Consolidated
Revenues					
Interest and dividend income	$ 41,607	$ 77	$ 2,026	$ (2,028)	$ 41,682
Income from fiduciary activities	-	2,987	-	-	2,987
Other income	9,310	373	300	(356)	9,627
Total operating income	50,917	3,437	2,326	(2,384)	54,296
Expenses					
Interest expense	14,343	-	10	(30)	14,323
Provision for loan losses	6,875	-	-	-	6,875
Salaries and employee benefits	15,229	2,025	527	-	17,781
Other expenses	12,669	872	239	(356)	13,424
Total operating expenses	49,116	2,897	776	(386)	52,403
Income (loss) before taxes	1,801	540	1,550	(1,998)	1,893
Income tax expense (benefit)	159	184	(132)	-	211
Net income (loss)	$ 1,642	$ 356	$ 1,682	$ (1,998)	$ 1,682
Total assets	$ 917,311	$ 4,844	$ 81,853	$ (82,586)	$ 921,422

2008	Bank	Trust	Unconsolidated Parent (in thousands)	Eliminations	Consolidated
Revenues					
Interest and dividend income	$ 46,348	$ 140	$ 7,235	$ (7,222)	$ 46,501
Income from fiduciary activities	-	3,109	-	-	3,109
Other income	9,457	206	300	(350)	9,613
Total operating income	55,805	3,455	7,535	(7,572)	59,223
Expenses					
Interest expense	19,008	-	23	(25)	19,006
Provision for loan losses	2,400	-	-	-	2,400
Salaries and employee benefits	14,583	1,895	563	-	17,041
Other expenses	10,476	823	386	(350)	11,335
Total operating expenses	46,467	2,718	972	(375)	49,782
Income (loss) before taxes	9,338	737	6,563	(7,197)	9,441
Income tax expense (benefit)	2,628	251	(228)	-	2,651
Net income (loss)	$ 6,710	$ 486	$ 6,791	$ (7,197)	$ 6,790
Total assets	$ 830,780	$ 5,786	$ 83,143	$ (84,744)	$ 834,965

2007	Bank	Trust	Unconsolidated Parent	Eliminations	Consolidated
			(in thousands)		
Revenues					
Interest and dividend income	$ 48,817	$ 173	$ 8,328	$ (8,297)	$ 49,021
Income from fiduciary activities	-	3,116	-	-	3,116
Other income	9,420	-	144	(194)	9,370
Total operating income	58,237	3,289	8,472	(8,491)	61,507
Expenses					
Interest expense	23,353	-	41	(45)	23,349
Provision for loan losses	1,000	-	-	-	1,000
Salaries and employee benefits	13,843	1,690	398	-	15,931
Other expenses	9,287	784	215	(194)	10,092
Total operating expenses	47,483	2,474	654	(239)	50,372
Income (loss) before taxes	10,754	815	7,818	(8,252)	11,135
Income tax expense (benefit)	3,040	277	(151)	-	3,166
Net income (loss)	$ 7,714	$ 538	$ 7,969	$ (8,252)	$ 7,969
Total assets	$ 817,845	$ 5,395	$ 81,076	$ (81,759)	$ 822,557

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Company extends a line of credit to the Parent; this line of credit is used to repurchase the Parent's publicly traded stock. Interest is charged at the Wall Street Journal Prime Rate minus 0.5%, with a floor of 5.0%. This loan is secured by a held-to-maturity security with a book value of $412 thousand and a market value of $467 thousand. Both the Parent and the Trust companies maintain deposit accounts with the Company, on terms substantially similar to those available to other customers. These transactions are eliminated to reach consolidated totals.

The Company operates in one geographical area and does not have a single external customer from which it derives 10 percent or more of its revenues.

NOTE 19, Condensed Financial Statements of Parent Company

Financial information pertaining to Old Point Financial Corporation (parent company only) is as follows:

Balance Sheets	December 31, 2009	December 31, 2008
	(in thousands)	
Assets		
Cash and cash equivalents	$ 290	$ 159
Securities held-to-maturity	412	467
Investment in common stock of subsidiaries	80,899	82,273
Other assets	252	144
Total assets	$ 81,853	$ 83,043
Liabilities and Stockholders' Equity		
Note payable - subsidiary	$ 244	$ 244
Other liabilities	1	1
Common stock	24,583	24,526
Additional paid-in capital	15,769	15,506
Retained earnings	42,519	43,251
Accumulated other comprehensive loss	(1,263)	(385)
Total liabilities and stockholders' equity	$ 81,853	$ 83,143

Statements of Income	Years Ended December 31, 2009	2008	2007
	(in thousands)		
Income:			
Dividends from subsidiary	$ 2,495	$ 3,400	$ 3,200
Interest on investments	28	38	77
Other income	300	300	144
Total income	2,823	3,738	3,421
Expenses:			
Salary and benefits	527	563	398
Stationery, supplies and printing	69	65	44
Service fees	119	138	127
Other operating expenses	61	207	85
Total expenses	776	973	654
Income before income taxes and equity in undistributed net income of subsidiaries	2,047	2,765	2,767
Income tax benefit	132	228	151
	2,179	2,993	2,918
Equity in undistributed net income (loss) of subsidiaries	(497)	3,797	5,051
Net income	$ 1,682	$ 6,790	$ 7,969

Statements of Cash Flows	Years Ended December 31, 2009	2008	2007
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 1,682	$ 6,790	$ 7,969
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net (income) loss of subsidiaries	497	(3,797)	(5,051)
Stock compensation expense	111	112	29
Decrease (increase) in other assets	(9)	93	13
Increase (decrease) in other liabilities	-	(5)	5
Net cash provided by operating activities	2,281	3,193	2,965
Cash flows from investing activities:			
Proceeds from sale of investment securities	-	1,137	128
Maturities and calls of investment securities	55	-	-
Payments for investments in subsidiaries	-	-	330
Net cash provided by investing activities	55	1,137	458
Cash flows from financing activities:			
Proceeds from advances from subsidiaries	-	36	1,492
Repayment of advances from subsidiaries	-	(1,156)	(128)
Proceeds from issuance of common stock	138	39	174
Repurchase and retirement of common stock	(36)	(97)	(2,183)
Cash paid in lieu of fractional shares	-	-	(4)
Effect of nonqualified stock options			34
Cash dividends paid on common stock	(2,307)	(3,236)	(3,010)
Net cash used in financing activities	(2,205)	(4,414)	(3,625)
Net increase (decrease) in cash and cash equivalents	131	(84)	(202)
Cash and cash equivalents at beginning of year	159	243	445
Cash and cash equivalents at end of year	$ 290	$ 159	$ 243

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that

controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this evaluation, using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The Company's internal control over financial reporting as of December 31, 2009 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on effectiveness of the Company's internal control over financial reporting appears on page 35 of this report.

Changes in Internal Control over Financial Reporting. There was no change in the internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Except as otherwise indicated, information called for by the following items under Part III is contained in the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders (the 2010 Proxy Statement) to be held on April 27, 2010.

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company is set forth under the caption "Election of Directors" in the 2010 Proxy Statement and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2010 Proxy Statement and is incorporated herein by reference. The information concerning the executive officers of the Company required by this item is included in Part I of this report on Form 10-K under the caption "Executive Officers of the Registrant." The information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Board Committees and Attendance" in the 2010 Proxy Statement and is incorporated herein by reference.

The Company has a Code of Ethics which details principles and responsibilities governing ethical conduct for all Company directors, officers, employees and principal stockholders.

A copy of the Code of Ethics will be provided free of charge, upon written request made to Company's secretary at 1 West Mellen Street, Hampton, Virginia 23663 or by calling (757) 728-1200. The Code of Ethics is also posted on the Company's website at www.oldpoint.com in the "About Old Point" section under "Investor Relations" and then "Governance Documents" of the website. The Company intends to satisfy the disclosure requirements of Form 8-K with respect to waivers of or amendments to the Code of Ethics with respect to certain officers of the Company by posting such disclosures on its website under "Waivers of or amendments to the Code of Ethics." The Company may, however, elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure.

Item 11. Executive Compensation

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "General Compensation Disclosure" in the 2010 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2010 Proxy Statement is incorporated herein by reference.

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2010 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the caption "Interest of Management in Certain Transactions" in the 2010 Proxy Statement is incorporated herein by reference.

The information regarding director independence set forth under the captions "Board Committees and Attendance" in the 2010 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the caption "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy" in the 2010 Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Consolidated Financial Statements

The following consolidated financial statements and reports are included in Part II, Item 8, of this report on Form 10K.

Reports of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C.)
Consolidated Balance Sheets – December 31, 2009 and 2008
Consolidated Statements of Income – Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Changes in Stockholders' Equity – Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows – Years Ended December 31, 2009, 2008 and 2007
Notes to Consolidated Financial Statements

(a)(2) Consolidated Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit No.	Description
3.1	Articles of Incorporation of Old Point Financial Corporation, as amended June 22, 2000 (incorporated by reference to Exhibit 3.1 to Form 10-K filed on March 12, 2009)
3.2	Bylaws of Old Point Financial Corporation, as amended and restated September 11, 2007 (incorporated by reference to Exhibit 3.2 to Form 8-K/A filed on September 20, 2007)
10.1*	Old Point Financial Corporation 1998 Stock Option Plan, as amended April 24, 2001

	(incorporated by reference to Exhibit 4.4 to Form S-8 filed July 24, 2001)
10.2*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form 10-K filed March 30, 2005)
10.3*	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Form 10-K filed March 30, 2005)
10.4*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with The Northwestern Mutual Life Insurance Company entered into with each of Robert F. Shuford, Sr., Louis G. Morris, Margaret P. Causby, Laurie D. Grabow and Eugene M. Jordan, II (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 30, 2005)
10.5*	Directors' Compensation (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 14, 2008)
10.6*	Base Salaries of Executive Officers of the Registrant
10.7*	Description of Management Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 10-K filed March 12, 2009)
10.7.1*	2010 Target Bonuses and Performance Goals under the Management Incentive Plan (incorporated by reference to Form 8-K filed February 11, 2010)
10.8*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with Ohio National Life Assurance Corporation entered into with each of Louis G. Morris, Laurie D. Grabow, Eugene M. Jordan, II and Melissa L. Burroughs (incorporated by reference to Exhibit 10.8 to form 10-K filed March 14, 2008)
10.9	Memorandum of Understanding between The Old Point National Bank of Phoebus and Tidewater Mortgage Services, Inc., dated September 10, 2007 (incorporated by reference to Exhibit 10.8 to Form 10-Q filed November 9, 2007)
10.10*	Form of 162 Insurance Plan (incorporated by reference to Exhibit 10.10 to Form 10-K filed March 12, 2009)
10.11*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with Ohio National Life Assurance Corporation entered into with Joseph R. Witt
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-K filed March 30, 2005)
23	Consent of Yount, Hyde & Barbour, P.C.
24	Powers of Attorney
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Denotes management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD POINT FINANCIAL CORPORATION

/s/Robert F. Shuford, Sr.
Robert F. Shuford, Sr.,
Chairman, President & Chief Executive Officer

Date: March 12, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Robert F. Shuford, Sr. Robert F. Shuford, Sr. Date: March 12, 2010	Chairman, President & Chief Executive Officer and Director Principal Executive Officer
/s/Laurie D. Grabow Laurie D. Grabow Date: March 12, 2010	Chief Financial Officer & Senior Vice President/ Finance Principal Financial & Accounting Officer
/s/David L. Bernd* David L. Bernd	Director
/s/James Reade Chisman* James Reade Chisman	Director
/s/Richard F. Clark* Richard F. Clark	Director
/s/Russell S. Evans, Jr.* Russell S. Evans, Jr.	Director
/s/Michael A. Glasser* Michael A. Glasser	Director
/s/Dr. Arthur D. Greene* Dr. Arthur D. Greene	Director
/s/Stephen D. Harris* Stephen D. Harris	Director
/s/John Cabot Ishon* John Cabot Ishon	Director
/s/John B. Morgan, II* John B. Morgan, II	Director
/s/Louis G. Morris* Louis G. Morris	Director
/s/Robert L. Riddle* Robert L. Riddle	Director

/s/Dr. H. Robert Schappert* Dr. H. Robert Schappert	Director
/s/Robert F. Shuford, Jr.* Robert F. Shuford, Jr.	Director
/s/Ellen Clark Thacker* Ellen Clark Thacker	Director
/s/Joseph R. Witt* Joseph R. Witt	Director

*By Robert F. Shuford, Sr., as Attorney in Fact

Date: March 12, 2010

Exhibit 31.1

CERTIFICATIONS

I, Robert F. Shuford Sr., certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/Robert F. Shuford, Sr.
Robert F. Shuford, Sr.
Chairman, President & Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Laurie D. Grabow, certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Old Point Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/Robert F. Shuford, Sr.
Robert F. Shuford, Sr.
Chairman, President & Chief Executive Officer

March 12, 2010

/s/Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

March 12, 2010



R. F. Shuford
Chairman & President

March 18, 2010

Dear Fellow Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of Old Point Financial Corporation, the holding company for The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A. The meeting will be held on Tuesday, April 27, 2010 at 6:00 p.m. at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia. The accompanying Notice and Proxy Statement describe the matters to be presented at the meeting. Also enclosed is our 2009 Annual Report to Stockholders that will be reviewed at the Annual Meeting.

We are pleased to be using the Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of this Proxy Statement and our 2009 Annual Report to Stockholders. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to obtain a paper copy of our proxy materials, including the Proxy Statement, our 2009 Annual Report to Stockholders and a proxy card. All stockholders who do not receive a Notice of Internet Availability of Proxy Materials will receive a paper copy of the proxy materials by mail. We believe that this process will benefit our stockholders by expediting their receipt of the proxy materials, reducing the cost of printing and distributing our proxy materials and conserving natural resources.

Please complete, sign, date, and return the enclosed proxy card or follow the instructions on your proxy card to vote by telephone or over the Internet as soon as possible. Whether or not you will be able to attend the Annual Meeting, it is important that your shares be represented and your vote recorded. If you decide to attend the Annual Meeting in person, you can revoke your proxy any time before it is voted at the Annual Meeting.

We appreciate your continuing loyalty and support of Old Point Financial Corporation.

Sincerely,

Robert F. Shuford, Sr.
Chairman of the Board and President

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street, P.O. Box 3392, Hampton, Virginia 23663

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street
Hampton, Virginia 23663

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD APRIL 27, 2010

The 2010 Annual Meeting of Stockholders of Old Point Financial Corporation (the "Company") will be held at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia, on Tuesday, April 27, 2010, at 6:00 p.m. for the following purposes:

1. To elect 16 directors to the Board of Directors of the Company to serve until the 2011 Annual Meeting of Stockholders, as described in the Proxy Statement accompanying this notice;

2. To ratify the appointment of Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on February 17, 2010 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

Louis G. Morris
Secretary to the Board

March 18, 2010

IMPORTANT NOTICE

Please complete, sign, date, and return the enclosed proxy card in the accompanying postage paid envelope or follow the instructions on your proxy card to vote by telephone or over the Internet so that your shares will be represented at the meeting. Stockholders attending the meeting may personally vote on all matters that are considered, in which event their signed proxies are revoked. If you vote by Internet or telephone, please do not mail your proxy card.

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street
Hampton, Virginia 23663

PROXY STATEMENT

2010 ANNUAL MEETING OF STOCKHOLDERS
To be held on April 27, 2010

General

The following information is furnished in connection with the solicitation by and on behalf of the Board of Directors of the enclosed proxy to be used at the 2010 Annual Meeting of Stockholders (the "Annual Meeting") of Old Point Financial Corporation (the "Company") to be held Tuesday, April 27, 2010, at 6:00 p.m. at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia.

Electronic Notice and Mailing

Pursuant to the rules promulgated by the Securities and Exchange Commission (the "SEC"), the Company has elected to make its proxy materials available to stockholders on the Internet or by delivering paper copies of these materials by mail. Accordingly, on or about March 18, 2010, the Company mailed a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to some stockholders and mailed paper copies of the proxy materials to some stockholders. If you received a Notice of Internet Availability by mail, you will not automatically receive a paper copy of the proxy materials by mail. Instead, the Notice of Internet Availability contains instructions on how to access and review this proxy statement, form of proxy card and our 2009 Annual Report to Stockholders and vote via telephone or via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability. As of March 18, 2010, and for a period through the date of the Annual Meeting, all stockholders will have the ability to access all of the proxy materials at www.envisionreports.com/opof.

The proxy materials include:

* Our proxy statement for the Annual Meeting;
* Our 2009 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2009; and
* Our proxy card.

Voting and Revocation of Proxies

You may vote in person at the Annual Meeting or by proxy. You may vote your shares by proxy in one of the following ways: (1) use the toll-free number on your proxy card or Notice of Internet Availability to submit your proxy via telephone; (2) visit the website shown on your proxy card or Notice of Internet Availability to submit your proxy via the Internet; or (3) complete, sign, date and return the enclosed proxy card in the enclosed postage paid envelope.

In order to vote your shares, you will need to follow the directions your brokerage firm provides you. If your shares are held in "street name," through a broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Many brokers also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your brokerage firm on your vote instruction form. As the record holder of your shares, your broker is required to vote your shares according to your instructions. Under the current rules of the New York Stock Exchange, or NYSE, if you do

not give instructions to your broker, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. The ratification of Yount, Hyde & Barbour, P.C. as our independent registered public accounting firm (proposal two) is considered to be a discretionary item under the NYSE rules and your broker will be able to vote on that item even if it does not receive instructions from you, so long as it holds your shares in its name. **Starting this year, the election of directors (proposal one) is a "non-discretionary" item. If you do not instruct your broker how to vote with respect to this item, your broker may not vote your shares with respect to this proposal and those votes will be counted as "broker non-votes."** "Broker non-votes" are shares held by customers that may not be voted on certain matters because the broker has not received specific instructions from the customers.

You may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods: (1) submit a written notice of revocation to the Secretary of the Company by the close of business on April 26, 2010; (2) submit a completed proxy card bearing a later date than your original proxy card by the close of business on April 26, 2010; (3) use the toll-free number shown on your proxy card or Notice of Internet Availability and follow the instructions to submit your proxy via telephone, by 6:00 p.m., Eastern time, April 27, 2010; (4) visit the website shown on your proxy card or Notice of Internet Availability and follow the instructions to submit your proxy via the Internet, by 6:00 p.m., Eastern time, April 27, 2010; or (5) attend the Annual Meeting and request to vote in person.

If your shares are held in "street name", through a broker or other nominee, you should contact your broker or other nominee to change your vote.

Voting your shares via telephone or via the Internet, or sending in a proxy card will not affect your right to attend the Annual Meeting and to vote in person. "Street name" stockholders who wish to vote in person at the Annual Meeting will need to present a proxy from the institution that holds their shares.

Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. If a stockholder specifies how the proxy is to be voted with respect to any proposals for which a choice is provided, the proxy will be voted in accordance with such specifications. If a stockholder fails to specify with respect to such proposals, the proxy will be voted **FOR** the election of the director nominees in proposal one and **FOR** the ratification of the appointment of Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm in proposal two, as set forth in the accompanying notice and further described herein.

Voting Rights of Stockholders

Only those stockholders of record at the close of business on February 17, 2010, are entitled to notice of and to vote at the Annual Meeting, or any adjournments thereof. The number of shares of common stock of the Company outstanding and entitled to vote at the Annual Meeting is 4,922,160. The Company has no other class of stock outstanding. The presence of a majority of the shares entitled to be voted, represented in person or by proxy, will constitute a quorum for the transaction of business.

Each share of Company common stock entitles the record holder thereof to one vote for each matter to be voted upon at the Annual Meeting, except that in the election of directors cumulative voting entitles a stockholder to give one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned by such stockholder or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit. The Board of Directors will instruct the proxies to use cumulative voting, if necessary, to elect all or as many of the nominees as possible. Shares for which the holder has elected to abstain or to withhold the proxies' authority to vote (including broker non-votes) on a matter will count toward a quorum, but will not be included in determining the number of votes cast with respect to such matter.

With regard to the election of directors, votes may be cast in favor or withheld. If a quorum is present, the nominees receiving the greatest number of votes cast at the Annual Meeting will be elected directors; therefore, votes withheld will have no effect. Approval of any other matter requires an affirmative vote of a majority of the shares voted on the matter. Thus, although abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum, they are generally not counted for purposes of determining if a proposal has been approved, and therefore have no effect.

Directions to Annual Meeting

To obtain directions to attend the Annual Meeting and vote in person, please contact Sandra Routten, the Company's Corporate Administrative Officer, at (757) 728-1231.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by the Company. Solicitations will be made only by the use of the mail, except that officers and regular employees of the Company, The Old Point National Bank of Phoebus (the "Bank") and Old Point Trust & Financial Services, N.A. (the "Trust Company") may make solicitations of proxies in person or by telephone or mail, acting without compensation other than their regular compensation. We anticipate that brokerage houses and other nominees, custodians, and fiduciaries will be requested to forward the proxy soliciting material to the beneficial owners of the stock held of record by such persons, and the Company will reimburse them for their charges and expenses in this connection.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the share ownership as of February 17, 2010, of the stockholders known to the Company to be the beneficial owners of more than 5% of the outstanding shares of the Company's common stock, with the exception of Old Point Trust & Financial Services, N.A., which shows the share ownership as of January 31, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Old Point Trust & Financial Services, N.A. 11780 Jefferson Avenue, Suite D Newport News, Virginia 23606	1,000,962 [2]	20.4 %
James Reade Chisman 609 Washington Street Hampton, Virginia 23669	408,069 [3] [4]	8.3 %
Robert F. Shuford, Sr. 1 West Mellen Street P.O. Box 3392 Hampton, Virginia 23663	606,741 [3] [5]	12.3 %
VuBay Foundation P.O. Box 3552 Hampton, Virginia 23663	309,552 [6]	6.3 %
Ann DeVenny Wallace 2636 South Lynn Street Arlington, Virginia 22202-2264	317,171 [3]	6.5 %

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days.

(2) According to information provided to the Company by the Trust Company, as of January 31, 2010, the Trust Company had sole voting power with respect to 487,057 of these shares, sole dispositive power with respect to 506,855 of these shares and shared dispositive power with respect to 22,152 of these shares, but as a matter of state law, the Trust Company must refrain from voting any of these shares unless a co-fiduciary is appointed for the sole purpose of voting the shares. The Trust Company has no voting power (sole or shared) with respect to 513,905 of these shares and has no dispositive power (sole or shared) with respect to 471,955 of these shares. The 1,000,962 shares are held by the Trust Company as trustee of various trust accounts, of which no single trust account holds more than 5% of the Company's outstanding shares.

(3) According to information provided to the Company by VuBay Foundation, James Reade Chisman, Robert F. Shuford, Sr. and Ann DeVenny Wallace (the "VuBay information"), as of February 17, 2010, Mr. Chisman has sole voting and dispositive power with respect to 48,199 shares and shared voting and dispositive power with respect to 358,120 shares. Mr. Shuford, Sr. has sole voting and dispositive power with respect to 141,841 shares and shared voting and dispositive power with respect to 451,283 shares. Ms. Wallace has sole voting and dispositive power with respect to 7,619 shares and shared voting and dispositive power with respect to 309,552 shares. Mr. Chisman, Mr. Shuford, Sr. and Ms. Wallace each disclaim any beneficial interest in 309,552 of the shares that he or she may be deemed to beneficially own by virtue of his or her position as a director of VuBay Foundation, the holder of record of 309,552 shares. In their capacities as directors of VuBay Foundation, Mr. Chisman, Mr. Shuford, Sr. and Ms. Wallace each share with the other two directors voting and dispositive power with respect to the shares held by VuBay Foundation.

(4) See also footnotes 2 and 4 on page 6.

(5) See also footnotes 2 and 11 on page 6.

(6) According to the VuBay information, as of February 17, 2010, VuBay Foundation has sole voting and sole dispositive power with respect to these 309,552 shares. VuBay Foundation's decision with respect to a vote or disposition of these 309,552 shares is dictated by the majority vote of the three directors of VuBay Foundation, who share voting and dispositive power with respect to the shares owned by VuBay Foundation, as described in footnote 3 to this table.

The following table shows, as of February 17, 2010, the beneficial ownership of the Company's common stock by each director, director nominee, and the named executive officers, and by all directors and executive officers of the Company as a group.

Name	Amount and Nature of Beneficial Ownership[1] [2]	Percent of Class
David L. Bernd	3,157	0.1%
James Reade Chisman	408,069 [3] [4]	8.3 %
Dr. Richard F. Clark	127,605 [5]	2.6 %
Russell Smith Evans, Jr.	11,343 [6]	0.2 %
Michael A. Glasser	1,861	0.0%
Dr. Arthur D. Greene	12,984	0.3%
Stephen D. Harris	29,075 [7]	0.6 %
John Cabot Ishon	53,419 [8]	1.1 %
John B. Morgan, II	13,239 [9]	0.3 %
Louis G. Morris	57,589	1.2 %
Robert L. Riddle, CCIM	9,882	0.2%
Dr. H. Robert Schappert	173,761 [10]	3.5 %
Robert F. Shuford, Sr.	606,741 [3] [11]	12.3 %
Robert F. Shuford, Jr.	24,148 [12]	0.5%
Ellen Clark Thacker	3,878 [13]	0.1%
Joseph R. Witt	6,500	0.1%
Laurie D. Grabow	7,667 [14]	0.2%
All directors & executive officers as a group (19 persons)	1,279,588 [15]	25.6%

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days.

(2) Includes shares that may be acquired within sixty days of February 17, 2010 pursuant to the exercise of stock options granted under the 1998 Old Point Stock Option Plan – Mr. Bernd, 500 shares; Mr. Chisman, 1,750 shares; Dr. Clark, 5,500 shares; Mr. Evans, 3,625 shares; Mr. Glasser, 0 shares; Dr. Greene, 5,500 shares; Mr. Harris, 1,750 shares; Mr. Ishon, 5,500 shares; Mr. Morgan, 3,625 shares; Mr. Morris, 13,137 shares; Mr. Riddle, 500 shares; Dr. Schappert, 1,750 shares; Mr. Shuford, Sr., 13,617 shares; Mr. Shuford, Jr., 4,375 shares; Mrs. Thacker, 1,750 shares; Mr. Witt, 500 shares; Mrs. Grabow, 4,375 shares; Mr. Jordan, II, 4,375 shares; and Ms. Burroughs, 1,250 shares.

(3) See footnote 3 on page 4.

(4) Includes 36,000 shares held by Mr. Chisman's spouse, as to which Mr. Chisman shares voting and investment power through a power of attorney, 500 shares held by Mr. Chisman's spouse in an IRA, as to which Mr. Chisman has no voting or investment power and 12,068 shares held by Mountain Eagle Co., of which Mr. Chisman is President and has shared voting and investment power.

(5) Includes 375 shares held by Dr. Clark's spouse, as to which Dr. Clark has no voting or investment power.

(6) Includes 1,468 shares held by Mr. Evans' spouse, as to which Mr. Evans has no voting or investment power.

(7) Includes 947.8921 shares as to which Mr. Harris shares voting and investment power.

(8) Includes 7,500 shares as to which Mr. Ishon shares voting and investment power, and 15,210 shares held by Mr. Ishon's spouse, as to which Mr. Ishon has no voting or investment power, and 3,778.4420 shares held by Mr. Ishon's dependent children, as to which Mr. Ishon has no voting or investment power.

(9) Includes 375 shares held by Mr. Morgan's spouse, as to which Mr. Morgan has no voting or investment power, and 4,739.4546 shares held by Morgan-Marrow Insurance, of which Mr. Morgan is President and as to which Mr. Morgan has shared voting and investment power.

(10) Includes 2,925 shares as to which Dr. Schappert shares voting and investment power, and 726 shares held by Dr. Schappert's spouse, as to which Dr. Schappert has no voting or investment power, and 113,917 shares held in a trust for Dr. Schappert's spouse for which Dr. Schappert serves as co-trustee, but has no voting or investment power.

(11) Includes 141,731 shares held by Mr. Shuford, Sr.'s spouse, as to which Mr. Shuford, Sr. shares voting and investment power and 23,856 shares that are pledged as collateral.

(12) Includes 704.6905 shares held by Mr. Shuford, Jr.'s spouse as custodian for their children under the Uniform Transfer to Minors Act as to which Mr. Shuford, Jr. has no voting or investment power, and 4,312 shares that are pledged as collateral.

(13) Includes 562 shares as to which Mrs. Thacker shares voting and investment power, and 846 shares as to which Mrs. Thacker has no voting power.

(14) Includes 2,684.1997 shares as to which Mrs. Grabow shares voting and investment power

(15) Includes 508.3564 shares beneficially owned by Melissa L. Burroughs, as to which Ms. Burroughs shares voting and investment power. Includes 7,500 shares as to which Eugene M. Jordan, II shares voting investment power and 1,062 shares held by Mr. Jordan's spouse, as to which Mr. Jordan, II has no voting

or investment power. Also includes 2,928 shares held by Mr. Jordan, II's spouse as custodian for her children under the Uniform Transfer to Minors Act, as to which Mr. Jordan, II has no voting or investment power. Also includes 1,464 shares held in a Trust for Jr. Jordan, II's spouse, as to which he has no voting or investment power.

PROPOSAL ONE
ELECTION OF DIRECTORS

In Memoriam – Melvin R. Zimm

Melvin R. Zimm, a member of the Board of Directors of Old Point National Bank and Old Point Financial Corporation for six years, passed away on August 7, 2009. Mr. Zimm was a member of the Board of Directors from 2003 until his passing, helping to guide the Company, especially with his legal expertise. He will be greatly missed by his friends at Old Point.

The sixteen persons named below, all of whom currently serve as directors of the Company, will be nominated to serve as directors until the 2011 Annual Meeting, or until their successors have been duly elected and have qualified. Upon the recommendation of Dr. Greene, Chairman of the independent directors, the Board of Directors appointed Mr. Michael A. Glasser, effective November 10, 2009, to serve as director until the 2010 Annual Meeting. Mr. Glasser was initially recommended to the Independent directors on a motion by Mr. Evans and seconded by Mr. Chisman. The persons named in the proxy will vote for the election of the nominees named below unless authority is withheld. The Company's Board believes that the nominees will be available and able to serve as directors, but if any of these persons should not be available or able to serve, the proxies may exercise discretionary authority to vote for a substitute proposed by the Company's Board.

Each nominee possesses characteristics that led the Board to conclude that he or she should serve as a director. The specific experience, qualifications, attributes and/or skills that the Board believes each nominee possesses are discussed immediately following the table below.

Name (Age)	Director Since [1]	Principal Occupation For Past Five Years
David L. Bernd (61)	2007	President & CEO, Sentara Healthcare, a hospital & health care facility
James Reade Chisman (66)	2003	President, J. R. Chisman Development Company, a commercial & residential construction company
Dr. Richard F. Clark (77)	1981	Retired Pathologist, Sentara Hampton General Hospital
Russell Smith Evans, Jr. (67)	1993	Retired, Assistant Treasurer and Corporate Fleet Manager, Ferguson Enterprises, Inc.
Michael A. Glasser (56)	2009	Attorney-at-Law, Member Glasser & Glasser, P.L.C.
Dr. Arthur D. Greene (65)	1994	Sentara Healthcare Administrator Retired Orthopaedic Surgeon

Stephen D. Harris (68)	1988	Attorney-at-Law, Partner, Geddy, Harris, Franck & Hickman, L.L.P.
John Cabot Ishon (63)	1989	President, Hampton Stationery
John B. Morgan, II (63)	1994	President, Morgan-Marrow Insurance Company
Louis G. Morris (55)	2000	President & CEO, Old Point National Bank
Robert L. Riddle, CCIM (56)	2006	President, Riddle Associates, Inc., a full service commercial industrial real estate brokerage firm
Dr. H. Robert Schappert (71)	1996	Retired – President, Beechmont Veterinary Associates, Ltd.
Robert F. Shuford, Sr. (72)	1965	Chairman of the Board, President & CEO, Old Point Financial Corporation; Chairman of the Board, Old Point National Bank
Robert F. Shuford, Jr. (45)	2009	Executive Vice President/Chief Operating Officer, Old Point National Bank
Ellen Clark Thacker (48)	2006	Executive Director, Gloucester-Mathews Humane Society; Former General Manager, BFI Waste Services, L.L.C.
Joseph R. Witt (49)	2007	Executive Vice President/Corporate Banking, Old Point National Bank; Former Treasurer – Ferguson Enterprises, Inc.

(1) If prior to 1984, refers to the year in which the individual first became a director of the Bank. All present directors of the Company are also directors of the Bank. Messrs. Chisman, Ishon, Shuford, Sr., Witt, Mrs. Thacker, Dr. Clark, and Dr. Greene are also directors of the Trust Company.

David L. Bernd – Mr. Bernd received his BA from the College William & Mary and his Masters of Hospital & Health Administration from the Medical College of Virginia. He has an extensive operational, financial and leadership background in the healthcare system and other industries with 37 years of service in different capacities. He is responsible for the bottom-line performance and board governance in the Sentara health care system. Mr. Bernd serves on various boards and is active in many civic and professional organizations, including a major healthcare system. His background enables Mr. Bernd to contribute his expertise and perspectives to board discussions regarding strategic planning. This experience also makes Mr. Bernd an asset to the Company's Compensation Committee. Mr. Bernd brings extensive experience as a leader in executive management which provides insight to our Board on the factors that impact both our Company and community.

James Reade Chisman – Mr. Chisman received his AS degree from Bluefield Junior College and his BS degree from the University of Richmond. He has owned and operated J. R. Chisman Development Company for 23 years. He was vice president of Chisman Company for 7 years and from 1965 to 1980 he was vice president of WVEC TV station. Mr. Chisman is well known in the community and serves on many local boards. His expertise in the real estate arena makes him a valuable member of the Real Estate and Branch Committee. Mr. Chisman's prior experience as management in Chisman Company and the TV station also makes Mr. Chisman an asset to the Company's Strategic Planning Committee and Directors Loan Review Committee, as well as to the Company's Board. Mr. Chisman also serves on the Trust Company's Board.

Dr. Richard F. Clark – Dr. Clark received his BS degree from the College of William & Mary and his MD from Medical College of Virginia. Dr. Clark completed his internship in Internal Medicine at Yale University and his residency in Pathology at the Medical College of Virginia. He has served in the Hampton Roads medical field for over 50 years. He has been an instructor in research and a professor of pathology. Dr. Clark has served on the boards of many local and state-wide organizations, including a major healthcare system. He has authored over 15 publications. Dr. Clark's extensive experience and leadership in for-profit and non-profit organizations and integral involvement in the community in which we serve provides the Board with a unique perspective on corporate strategy. His extensive expertise in many civic, professional, and charitable organizations makes Dr. Clark an asset to our board. He serves on the Directors Loan Review Committee, and Compensation Committee. The Company feels that Dr. Clark's experience and education make him an asset to the Company's Board of Directors. He also serves as Chairman of the Trust Company's Board and serves on the Trust Investment Committee.

Russell Smith Evans, Jr. – Mr. Evans served in the Army as an officer and retired medically from combat wounds. He is a graduate of Virginia Military Institute, where he received a BA in History and received his MBA from the College of William & Mary. He was employed at Ferguson Enterprises, a Wolseley Company, for 37 years and held the title of Assistant Treasurer/Corporate Fleet Manager. Mr. Evans is a member of the Finance Committee at First United Methodist Church in Hampton. His financial expertise qualifies Mr. Evans as a financial expert for our Audit Committee, Compensation Committee, Investment & Insurance Committee, Directors Loan Committee and Real Estate & Branch Committee. The Company feels that this financial expertise also makes Mr. Evans an asset to the Company's Board.

Michael A. Glasser – Mr. Glasser received a BA in Government from the University of Virginia and a law degree from the University of Richmond Law School. He has been practicing law for 32 years. A few of the diverse areas of his practice include: representation of banks, credit unions, and financial services companies in the foreclosure of real estate secured debt and related litigation and services; commercial litigation; commercial disputes; and arbitration. Mr. Glasser is involved in many civic and professional organizations and prior to being elected to the Bank Board, he had prior experience serving on another local bank board. Mr. Glasser is on the Directors Loan Review Committee, Strategic Planning Committee and also Chairman of the Bank's Norfolk Regional Board. We feel that his experience representing financial services companies and serving on another bank's board provides insight that makes Mr. Glasser a valuable asset to the Company's Board.

Dr. Arthur D. Greene – Dr. Greene received his BS from Knoxville College and his medical degree from Howard University College of Medicine. Dr. Greene completed his internship in general surgery at Akron General Hospital and his residency in Orthopaedic Surgery at Akron General Hospital and Pediatric Orthopaedic Surgery at Akron Children's Hospital. He also served in the US Army Medical Corps as Chief of Orthopaedics at Kenner Army Hospital. He has practiced medicine for 35 years. Dr. Greene began his solo career in 1977 and joined the practice of Tidewater Orthopaedic Associates with two large offices in Hampton and Newport News, of which he was a partner. He is now working as an Administrator at Sentara Careplex Hospital, where he is responsible for much of the day-to-day responsibilities of medical affairs. Dr. Greene also served as a director of Sentara Healthcare and is involved in many professional organizations in the community. He also serves on the Trust Company's Board and on the Company's Audit and Executive Committees.

Stephen D. Harris – Mr. Harris graduated from the Marshall-Wythe School of Law at the College of William & Mary and was admitted to the Virginia bar in 1967. He has been practicing law for over 40 years. He also received his BA in Economics and Psychology in 1963 from Mount Union College in Ohio. Mr. Harris has served on the Williamsburg City Council and is presently Commissioner in Chancery for the Circuit Court of the City of Williamsburg and James City County. He is involved in many civic and professional organizations. Mr. Harris's extensive legal career helps guide our Board on a variety of matters. The Company feels that Mr. Harris's experience and background make him a valuable asset to the Company's Board. Mr. Harris provides

valuable advice on the Real Estate & Branch Committee, Directors Loan Review Committee, Audit Committee and Executive Committee on which he serves. Mr. Harris is also Chairman of the Bank's Williamsburg Regional Board.

John Cabot Ishon – Mr. Ishon is a 1969 graduate of Virginia Military Institute with a BS in Biology. After graduation he taught and coached at Thomas Eaton Junior High School. He later left teaching and joined the family business of Hampton Stationery that serves the Hampton Roads area. This business supplies office furniture, luggage and training room furniture and equipment. Mr. Ishon is very active in the community and serves on many local boards. The Company feels that Mr. Ishon's extensive financial and management background and involvement in the community make him an excellent candidate to serve as a director of the Company. Mr. Ishon serves on the Trust Company's Board, the Strategic Planning Committee, Real Estate & Branch Committee, Investment & Insurance Committee and is Chairman of the Directors Loan Committee. He is also Chairman of the Bank's Hampton Regional Board.

John B. Morgan, II – Mr. Morgan is President of Morgan-Marrow Insurance Company with offices in Hampton and Virginia Beach and has been with Morgan-Marrow for 40 years. He attended North Carolina Wesleyan College and has a designation in Chartered Property and Casualty Underwriters. Mr. Morgan also received his Accredited Advisor in Insurance in 1993 from the Insurance Institute of America. He is responsible for many of the day-to-day decisions for his company. Mr. Morgan is also involved in many professional and civic organizations in the community. The Company feels that his extensive understanding of management provide the Board with an invaluable resource for assessing and managing risks and strategic planning for the Company and this background makes Mr. Morgan a valuable asset to the Company's Board. He also serves on the Investment Committee, Directors Loan Committee, and Strategic Planning Committee and is Chairman of the Compensation Committee.

Louis G. Morris – Mr. Morris has been employed by the Bank since 1982. He was elected President & CEO January 2000 and was CFO of the Company prior to being elected to President. He received his BS degree in Financial Management from Old Dominion University and is a graduate of the School of Financial & Funds Management at the University of Oklahoma. Mr. Morris also graduated from the Virginia Bankers Association sponsored Executive Management School at the University of Virginia. Mr. Morris is very active in the community and serves on many local boards. Mr. Morris serves on many of the Company's internal committees. The Company feels that Mr. Morris's extensive financial background and experience make him an excellent candidate to serve as a director of the Company.

Robert L. Riddle – Mr. Riddle has an extensive background and 25 years of experience as a commercial real estate broker in Virginia and North Carolina with a certification of Certified Commercial Investment Member. He is President of Riddle Associates, Inc. in Chesapeake which is a commercial and industrial real estate brokerage. Mr. Riddle is responsible for management decisions in his company regarding real estate, commercial property, industrial property, investment buildings and development properties. Mr. Riddle's extensive experience with a diversified business allows him to provide direction and leadership to the Company's Board. Mr. Riddle is also involved in many professional and civic organizations in the community, and serves on various boards. The Company feels that his background makes Mr. Riddle a valuable asset to the Company's Board. He also serves on the Directors Loan Committee, Real Estate & Branch Committee and Investment Committee. Mr. Riddle is Chairman of the Company's Chesapeake and Virginia Beach Regional Boards.

Dr. H. Robert Schappert – Dr. Schappert attended Rutgers and the State University of New Jersey where he received his BS degree and was named a Henry Rutgers Scholar in Zoology in 1960. He received his doctorate in veterinary medicine and was elected to Phi Zeta, the honorary veterinary society, in 1964. He joined the Tolley Veterinary Hospital in 1966 and in 1988 he assumed full ownership. Dr. Schappert owned and operated Beechmont Veterinary Clinic until his retirement in 2003. Dr. Schappert is involved in many civic and professional organizations in the community. He is especially active in the LifeLong Learning Society at

Christopher Newport University. The Company feels that his organizational skills make Dr. Schappert a valuable asset as a director on the Company's Board. Dr. Schappert serves on the Strategic Planning Committee and is Chairman of the Directors Loan Review Committee. He also serves as Chairman of the Bank's Newport News Regional Board.

Robert F. Shuford, Sr. - Mr. Shuford, Sr. received his BS degree in Business Administration from the University of North Carolina. He served as an officer in the U.S. Navy Supply Corps. Mr. Shuford, Sr. has an extensive operational background both in the financial industry and other civic and professional organizations with 45 years of service in different capacities for the Company and its affiliates. This background enables Mr. Shuford, Sr. to contribute his resulting expertise and perspectives to board discussions regarding strategic planning. Mr. Shuford, Sr. serves on many of the Company's internal committees, as well as on the Trust Company's Board. In addition, Mr. Shuford's previous service in policy-making positions at other organizations also demonstrates that he has the leadership skills required of a director of the Company.

Robert F. Shuford, Jr. – Mr. Shuford, Jr. received his BS in Biomedical Engineering from Duke University, and served as an officer in the U.S. Navy. He has had previous management and technical experience in the biomedical field at other companies. Mr. Shuford, Jr. is also a graduate of the Virginia Bankers Association School of Bank Management. He has represented the Company in a financial capacity by serving on the local boards of a number of non-profit organizations. He also serves on many of the Company's internal committees. This experience and management background makes him an excellent candidate to serve as a director of the Company.

Ellen Clark Thacker – Mrs. Thacker received her BA in English from Virginia Commonwealth University. Mrs. Thacker worked at BFI Waste Services from 1983 until 2007. She began as an intern and was promoted to District Vice President/General Manager. She was responsible for the overall operational and financial management of the company. She managed 50 employees and annual revenues in excess of $20 million. Mrs. Thacker is currently Executive Director of the Gloucester-Mathews Humane Society. Mrs. Thacker is affiliated with various organizations in the community. The Company feels that Mrs. Thacker is an asset to the Company as a director because of her previous leadership and operation experience, as well as her non-profit experience. Mrs. Thacker serves on the Executive Committee and is Chairman of the Company's Audit Committee. She also serves on the Trust Company's Board.

Joseph R. Witt – Mr. Witt received his BS in Commerce from the University of Virginia, his MBA from the University of Richmond and is a licensed Certified Public Accountant in the state of Virginia. He worked as an auditor and tax accountant for an international accounting firm for 5 years after graduating from college with a degree in Accounting. He spent eight years as Director of Finance for a national medical distribution company. He then went to work for Ferguson Enterprises from 1996 until 2008 as Corporate Controller & Treasurer. Mr. Witt joined the Bank in 2008 as an Executive Vice President to head up the Corporate Banking area. He is active in many civic and professional organizations in the community and serves on many of the Company's internal committees, as well as on the Trust Company's Board. The Company feels that Mr. Witt's extensive financial education and experience make him an asset to the Company's Board.

None of the directors currently serve, or have within the past five years served, as directors of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act.

There are four family relationships among the directors and executive officers. Mr. Shuford, Sr. and Dr. Schappert are married to sisters. Mr. Shuford, Sr. is the father of Mr. Shuford, Jr. Dr. Clark is the father of Mrs. Thacker. Mr. Ishon is the brother-in-law of Mr. Jordan, II. The Board does not believe that these family relationships are material to an evaluation of the ability or integrity of these individuals. The Board is not aware of any involvement in legal proceedings by any of the Company's directors or executive officers that would be material to an evaluation of the ability or integrity of any director or executive officer.

The Board of Directors recommends that stockholders vote "FOR" the individuals nominated above to serve as Directors.

Corporate Governance

The Board of Directors is elected by the Company's stockholders; the Board, in turn, is the Company's governing body, responsible for hiring, overseeing and evaluating management. Management is charged with the day to day operations of the Company and its affiliates.

The Board's primary responsibility is to provide oversight, counseling and direction to management in their efforts to fulfill the corporate strategy in maximizing opportunities, while addressing related business risks. The Board has delegated various responsibilities and authority to different Board committees, which include the Executive Committee, Audit Committee, Directors Loan Committee, Directors Loan Review Committee and Compensation Committee.

Management has been delegated the authority and responsibility for managing the Company's lines of businesses in a manner consistent with the Company's Strategic Plan and Code of Ethics, and in accordance with any specific plan, instructions or direction of the Board of Directors or one of the Board's committees. The Chief Executive Officer and management are required to seek the advice and, in appropriate situations, the approval, of the Board with respect to extraordinary actions to be undertaken by the Company.

The Company currently combines the role of Chairman with the role of CEO because it believes that Mr. Shuford, Sr., who also serves as a director is most familiar with the Company's business and industry and best suited to lead the Board discussions and execution of strategy. At this time, having one person serve as both Chairman and CEO demonstrates to the Company's employees, stockholders and customers that the Company is under strong leadership. At this time, this structure promotes accountability and effective decision-making. The Company's Independent Directors bring experience, oversight and expertise from outside the company and industry, while the CEO brings company-specific experience and expertise. The Board believes that the combined role of Chairman and CEO promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance. Mr. Shuford, Sr. also serves as Chairman of the Bank Board of Directors. Mr. Morris serves as President & CEO of the Bank and Mr. Jordan, II serves as President & CEO of the Trust Company. We believe that this leadership structure is the most appropriate for the Company. Accordingly, the Board periodically reviews its leadership structure.

In addition, Dr. Greene serves as Chairman of the Independent Directors and presides over Executive Sessions quarterly with Independent Directors to discuss matters that they would bring back to Management for further discussion. Dr. Greene also presides over Executive Sessions with Independent Directors whenever there may be a vacancy on the Board and this information is brought back for discussion and a vote by the full Board. Dr. Greene's professional background, experience and education make him instrumental in serving as a director of the Company.

Board Role in Oversight of Risk

The Board of Directors has responsibility for oversight of the Company's risk. The Board of Directors manages risk through representative participation on the Company's committees. Minutes and reports of committee meetings are reviewed by the Board. Policies for all major risk areas are approved annually by the Board. Independent review and monitoring functions within the Company report to respective committees addressing areas of financial, liquidity, operational, credit, fiduciary, and compliance risks. Committees with a major role in risk oversight are the Audit Committee, Directors Loan Committee, Directors Loan Review Committee, Asset and Liability Committee, Compensation Committee, and the Strategic Planning Committee.

The Audit Committee, composed of independent directors, oversees the Company's management of significant risks by reviewing the scope and reports from the Company's independent accountants, internal audit, and the regulatory management function. The Senior Loan Review Officer periodically reports to the Audit Committee on the quality of the loan portfolio.

The Directors Loan Committee and Directors Loan Review Committee analyze lending activities, significant credits, and evaluate credit risk. The Director's Loan Review Committee reviews the scope and reports from the Loan Review function.

The Asset and Liability Committee and subcommittee thereof monitor and report to the Board on the management of the asset and liability risk of the company.

The Compensation Committee assesses the fairness of and the risks associated with the compensation and benefits structure.

The Strategic Planning Committee evaluates global risks in the development of the Company's strategic plan.

As circumstances warrant, the Committees present reports to the Board of Directors regarding the respective committee's analysis of the risks and steps the committee recommends that the Board and Management have taken to address these risks.

Board Committees and Attendance

The Board of Directors is comprised of a majority of "independent directors," as defined by the listing standards of the NASDAQ Stock Market. Independent directors do not receive consulting, legal or other fees from the Company other than Board and committee compensation. Although companies affiliated with certain of these directors provide goods and services to the Company, the Board of Directors has determined in accordance with the NASDAQ listing standards that these independent directors have no relationships with the Company that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director. The independent directors are Messrs. Bernd, Chisman, Evans, Glasser, Harris, Morgan, Riddle, Dr. Clark, Dr. Greene and Mrs. Thacker. Until his passing on August 7, 2009, Mr. Zimm was also an independent director.

The Board reviews each director's independence status on an annual basis to ensure compliance with NASDAQ listing standards.

In reviewing the independence of John B. Morgan, II, a Company director, management considered the relationship between the Company and Morgan-Marrow Insurance, of which Mr. Morgan is President, which received fees of approximately $138,000 for providing insurance for the Company's subsidiaries in 2009. In reviewing the independence of director Michael A. Glasser, the Board considered the relationship between the Company and the law firm of Glasser & Glasser, of which Mr. Glasser is a partner, which law firm received fees of approximately $89,000 for performance of legal services for one of the Company's subsidiaries in 2009. The Board also considered the relationship between the Company and Crown Center Associates, a company affiliated with Mr. Glasser, which leases a branch to the Bank and which received lease payments of approximately $85,000 in 2009. In each of these relationships, the Board determined that the relationship did not interfere with the director's ability to act in an independent manner.

During 2009, there were 13 meetings of the Board of Directors of the Company. Each director attended at least 75% of all meetings of the Board and committees on which he or she served.

The independent directors also met in regularly scheduled executive sessions in March, June, September and November of 2009.

The Company has not adopted a formal policy on Board members' attendance at its annual meetings of stockholders, although all Board members are invited and encouraged to attend and, historically, most have done so. All Board members attended the Company's 2009 Annual Meeting of Stockholders.

The Board of Directors of the Company has standing Executive, Audit and Compensation Committees.

Executive Committee. Current members of the Executive Committee are Messrs. Shuford, Sr. (Chairman), Harris, Morris and Dr. Greene and Mrs. Thacker. The Executive Committee serves in an advisory capacity, reviewing matters and making recommendations to the Board of Directors. The Executive Committee met four times in 2009.

Compensation Committee. The Compensation Committee consists of four non-employee directors, Messrs. Morgan (Chairman), Bernd, Evans and Dr. Clark. The Committee does not operate under a written charter. The Board of Directors has determined that the members of the Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act), "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code) and "independent directors" (within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and the independence standards of the Company's Corporate Governance Guidelines). In addition, no Committee member is a current or former employee of the Company or any subsidiary or affiliate. While the Committee members are not required to have certain qualifications or special knowledge, they each have held or currently hold high-level management and employee supervisory positions in their respective fields that include duties relating to compensation of employees at multiple levels.

The Committee reviews and recommends compensation adjustments for all exempt employees (including senior management). The Committee submits its recommendations to the full Board for final approval. The Committee met two times in 2009. The dates, meeting times and agenda items for committee meetings are set in accordance with the subject matter to be discussed and are determined by the Committee Chairman and the Human Resources Director.

Audit Committee. Current members of the Audit Committee are Mrs. Thacker (Chairman), Messrs. Evans, Harris, and Dr. Greene. The Board of Directors has determined that all of the members of the Audit Committee satisfy the independence and financial literacy requirements for audit committee members under the NASDAQ listing standards and applicable SEC regulations. In addition, at least one member of the Audit Committee has past employment experience in finance or accounting or comparable experience which results in the individual's financial sophistication. The Board of Directors has also determined that Mr. Evans qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its financial reporting oversight duties, internal controls, audit function, whistleblower policy, and other matters relating to corporate governance. The Audit Committee is responsible for the appointment, compensation, and oversight of the work of the Company's independent accountants. The Audit Committee reviews on a regular basis the work of the Company's internal audit department. It also reviews and approves the scope and detail of the continuous audit program, which is conducted by the internal audit staff to protect against improper and unsound practices and to furnish adequate protection for all assets and records. During 2009, the Audit Committee met four times.

The Committee operates under a written charter adopted by the Board of Directors. The Committee reviews and reassesses the charter annually and recommends any changes to the Board for approval. The Audit Committee Charter is posted on the Company's website of www.oldpoint.com under the Investor Relations link and then under the Governance Documents link.

Nominations. The Board of Directors does not have a standing nominating committee or nominating committee charter because it believes it can have an independent nominating process without a separate nominating committee. Pursuant to a resolution passed by the Board of Directors and consistent with NASDAQ Listing Rules, director nominees are selected and recommended for consideration to the full Board of Directors by a majority of the directors who are independent according to the NASDAQ listing standards. For this purpose, the following directors are independent: Messrs. Bernd, Chisman, Evans, Glasser, Harris, Morgan, Riddle, Dr. Clark, Dr. Greene and Mrs. Thacker.

In addition to recommending to the full Board whether or not current directors should be nominated for reelection, the independent directors also identify new candidates in the event of a vacancy on the Board. The independent directors identify potential director candidates from a variety of sources, including management, consultants and other individuals likely to possess an understanding of the Company's business and knowledge of suitable candidates. The independent directors evaluate the qualifications of candidates for membership to the Board of Directors. Following this evaluation process, candidates are selected by a majority of the independent directors to be recommended for nomination by the full Board of Directors. The full Board then selects nominees to recommend to the Company's stockholders in the annual election process or appoints new directors to serve until the next annual election.

Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought to complement the existing Board composition. However, in making their nomination recommendations to the Board of Directors, the independent directors consider, among other things, an individual's business experience, industry experience, financial background, geographic representation, breadth of knowledge about issues affecting the Company, time available for meetings and consultation regarding Company matters and other particular skills and experience possessed by the individual. Also, while the Company does not have a formal diversity policy, the independent directors believe that the Board should include directors with diverse experience and backgrounds that reflect the needs of the Board. In addition, the independent directors seek director candidates that will result in the Board of Directors consisting of more than a majority of independent directors at all times.

The specific experience, qualifications, attributes and/or skills that led the Board to conclude that the director candidates should serve as directors are discussed further in proposal one.

While there are no formal procedures for stockholders to submit director candidate recommendations, the independent directors will consider candidates recommended in writing by stockholders entitled to vote in the election of directors. Such written submissions should include the name, address, and telephone number of the recommended candidate, along with a brief statement of the candidate's qualifications to serve as a director. All such stockholder recommendations should be submitted to the attention of the Company's Secretary at the Company's principal office located at 1 West Mellen Street, Hampton, Virginia 23663 and must be received by January 1, 2011 in order to be considered by the independent directors for the next annual election of directors. Any director candidate recommended by a stockholder will be reviewed and considered by the independent directors in the same manner as all other director candidates based on the qualifications described above.

In addition, in accordance with the Company's bylaws, any stockholder entitled to vote in the election of directors may nominate an individual for director. Any such stockholder nomination must be in writing and must include sufficient background information with respect to the nominee, including his or her name, address, principal occupation, and a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director, sufficient identification of the nominating stockholder, including his or her name, address and principal occupation and a representation by the stockholder of his or her eligibility and intention to appear at the annual meeting (in person or by proxy) to nominate the individual specified in the notice, a description of any arrangements or understandings between the stockholder and the nominee or others regarding the nomination, an indication of the total number of shares expected to be voted for

the nominee, and the nominee's written consent to the nomination. Stockholder nominations must be received by the Company's Secretary at the Company's principal office in Hampton, Virginia, no later than February 1, 2011 for the 2011 Annual Meeting; provided, however, that such notice will not be required to be given more than 90 days prior to the 2011 Annual Meeting.

Compensation Committee Interlocks and Insider Participation

Current members of the Compensation Committee are Messrs. Morgan (Chairman), Bernd, Evans, and Dr. Clark. No member of the Compensation Committee is or has been an officer or employee of the Company or any of its affiliates. Furthermore, none of the Company's executive officers has served on the board of directors of any company of which a Compensation Committee member is an employee.

During 2009 and through the present time, there have been transactions between the Company's banking subsidiary and certain members of the Compensation Committee or their associates, all consisting of extensions of credit by the Bank in the ordinary course of business. Each transaction was made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with the general public. In the opinion of management, none of the transactions involved more than the normal risk of collectibility or presented other unfavorable features.

Mr. Morgan is the President of Morgan-Marrow Insurance, which provides insurance for the Company's subsidiaries. During 2009, Morgan-Marrow Insurance received fees of approximately $138,000 from the Company or its subsidiaries for this service. The Board has determined that Mr. Morgan's relationship does not interfere with his ability to act in an independent manner, and considers Mr. Morgan to be an independent director.

Stockholder Communications with the Board of Directors

The Company provides an informal process for stockholders to send communications to the Board of Directors. Stockholders who wish to contact the Board of Directors or any of its members may do so by addressing their written correspondence to Old Point Financial Corporation, Board of Directors, c/o Corporate Secretary, P.O. Box 3392, Hampton, Virginia 23663 or lmorris@oldpoint.com. Correspondence directed to an individual Board member will be referred, unopened, to that member. Correspondence not directed to a particular Board member will be referred, unopened, to the Chairman of the Board.

Interest of Management in Certain Transactions

Some of the Company's directors, executive officers, and members of their immediate families, and corporations, partnerships and other entities of which such persons are officers, directors, partners, trustees, executors or beneficiaries, are customers of the Bank. All loans and commitments to lend to such individuals were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated persons and in the opinion of management did not involve more than normal risk of collectibility or present other unfavorable features. Pursuant to our written Insider Policy, all directors and executive officers (including our named executive officers), who have any direct or indirect financial or other interest in any business that competes with, supplies goods or services to, or is a customer of the Company or the Bank, in an amount greater than $25,000 or aggregate business dealings with the Company or the Bank greater than $120,000 per calendar year are considered significant and must be submitted to the Board of Directors for approval. Directors and executive officers are expected to make reasoned and impartial decisions in the workplace. As a result, approval of the proposed business is denied if the Board believes that the director's or executive officer's interest in such business could influence decisions relative to the Company's business, or have the potential to adversely affect the Company's business or the objective performance of the director's function or executive officer's work. The Board of Directors is responsible for overseeing compliance with the Insider Policy.

Mr. Glasser is a managing partner of CCA Managing Co. LLC, which is the managing partner of Crown Center Associates. The Bank has a lease with Crown Center Associates for one of its branches. Approximately 24% of Crown Center Associates is owned by Michael A. Glasser Family LLC, which is owned 100% by Mr. Glasser, his wife and their three sons. Approximately 49% of Crown Center Associates is owned by Richard S. Glasser Family LLC, 50% of which is owned by Mr. Glasser's brother. The aggregate amount due from the Bank to Crown Center Associates under the lease from January 1, 2008 through it expiration date of November 30, 2010 is $243,364. The dollar amount of Mr. Glasser's interest in this lease transaction when aggregated with the interests of these immediate family members is approximately $118,437. The relationship of Mr. Glasser and Crown Center Associates with the Company was approved by the Board of Directors pursuant to the Insider Policy.

Mr. Morgan's relationship with the Company, disclosed above under "Board Committees and Attendance" and "Compensation Committee Interlocks and Insider Participation," was approved by the Board of Directors pursuant to the Insider Policy.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this discussion, the "Committee") of the Board of Directors has responsibility for establishing, implementing and monitoring adherence with the Company's compensation philosophy. The Committee ensures that the total compensation paid to the Company's executive management is fair and reasonable.

Throughout this proxy statement, the individuals who served as the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") during 2009, as well as the other executive officers included in the Summary Compensation Table on page 24, are referred to as the "named executive officers" or "NEOs". The Company's senior management includes its NEOs.

General Philosophy

The Company compensates its senior management through a mix of base salary, bonus and, in some years, equity compensation, designed to retain executive talent and to align management's incentives with the long-term interests of stockholders. The process of determining compensation consists of establishing targeted overall compensation of each senior manager and then allocating that compensation among base salary and incentive compensation. At the officer level, the Committee designs the incentive compensation to reward company-wide performance through tying awards primarily to earnings, asset and deposit growth. Currently, the Committee does not tie individual performance to incentive compensation. Generally, the types of compensation and benefits provided to the Company's senior management are intended to be similar to those provided to other executive officers in comparable institutions in the Southeast. The Committee believes it is important to have the most capable managers in place and that it would be a disservice if executives were not adequately rewarded.

Board Process

Compensation adjustments and monetary awards to executive officers are recommended by the Committee for approval by the full Board of Directors, which makes the final decisions. Mr. Shuford, Sr., CEO (Company), hereafter referred to as CEO, and Mr. Morris, President & CEO (Bank), who both serve on the Company's Board of Directors, are not present during deliberations or voting with respect to their compensation.

Generally, on its own initiative the Committee reviews the individual performance for Mr. Shuford, Sr. and Mr. Morris, and following discussions with those individuals, recommends their compensation levels to the full Board of Directors (excluding Mr. Shuford, Sr. and Mr. Morris). For the remaining NEOs, the CEO, President & CEO (Bank), President & CEO (Trust) and Senior Vice President of Human Resources make recommendations to the Committee that generally, with minor adjustments, are accepted by the Committee and presented to the full Board of Directors for approval.

In years when it grants equity compensation to executive officers, the Committee recommends to the full Board of Directors equity grants to the CEO based on the Committee's evaluation of his performance and to other executive officers based on the recommendation of the CEO.

The Committee has not used a compensation consultant for establishing executive compensation.

Targeted Overall Compensation

To assist in establishing the aggregate level of compensation that the Company will pay, the Committee utilizes a peer group analysis of the southeastern states, primarily the SNL Executive Compensation Review for banks and thrifts with assets greater than $400 million. Specifically, the 19 SEC reporting banking institutions in Virginia with assets ranging from $400 million to $3 billion are considered in the peer group. Generally, targeted overall compensation correlates to what these financial institutions would offer individuals to fill executive management positions with similar skills and backgrounds to those the Company employs. Additionally, total compensation is established relative to the Company's performance and internal/external peer comparisons.

Based on the peer compensation analysis and review of Company and individual performance during 2008, the targeted overall compensation of the CEO in 2009 was established at $318,000, which is lower than in 2008. This level of compensation is below the compensation levels of the Company's peer institutions. This has been the case for several years, and efforts continue toward closing this gap between the total compensation level, especially base salary, of its CEO and the total compensation levels of chief executive officers of our peer institutions.

The Committee follows the same process with respect to establishing targeted overall compensation for the other NEOs. While the Committee considers the peer compensation analysis, the responsibilities of the Company's NEOs vary widely and the direct comparisons with the peer group are less helpful. Based upon the Committee's review of the peer compensation analysis and review of Company and individual performance during 2008, the Committee sets the overall targeted compensation for the other NEOs at levels that are in the mid-range for positions among the peer group with similar scope of responsibility and required skill level.

Allocation Among Components

Under the Company's 2009 compensation structure, which did not include equity compensation, the approximate mix of base salary and bonus compensation is as follows:

	Base Salary	Bonus Target	Equity Compensation
Chief Executive Officer	95.2%	4.8%	0%
President & CEO (Bank)	94.3%	5.7%	0%
Executive Vice Presidents	94.3%	5.7%	0%

In allocating compensation among base salary, annual bonus compensation and equity compensation, the Committee believes that the compensation of senior-most levels of management should begin with a base level. Bonus and equity compensation programs are awarded based on Company performance and are designed to encourage good behavior and best practices rather than to encourage risk-based behaviors. Base salaries generally represent a large portion of the executive officers' total cash compensation and are generally considered to be average relative to the Company's peer financial institutions. Base salaries are also based on individual performance components.

The Committee believes that the top levels of management have the greatest ability to influence Company performance. Therefore, the Committee bases annual bonus compensation on Company performance. When the Bank's performance is above goals, the top levels of management are rewarded. Likewise when the Company's performance does not meet expectations, the top levels of management receive a lower or no bonus.

In 2009, the overall compensation for executives did not include equity compensation awards because the Company's stock option plan expired in 2008 and has not been replaced. The Company had a stock option

plan in place pursuant to which stock option awards could be granted and the Committee chose to grant stock options in 2007. Prior to 2007, the Committee did not grant equity compensation to executive officers for several years because the cost associated with offering equity compensation had increased due to the 2006 financial reporting requirements in conformity with general accepted accounting principals (GAAP) for stock option plans. The Committee granted options in 2007 in an effort to retain executive talent within the organization.

Base Salaries

The Committee strives to provide executive management with a fair and reasonable level of assured cash compensation in the form of base salary given their professional status and accomplishments. The Company has a compensation structure with salary ranges for management including the CEO and other executive managers. These ranges are based on the peer compensation analysis discussed above. The last adjustments to the ranges were made in July 2008 in an effort to remain fair and reasonable within the Company's marketplace. The structure is designed to recruit and retain qualified personnel and is reviewed on an annual basis by the Committee to determine if adjustments to the ranges are appropriate. For 2009, the base salary ranges used for setting salaries were $175 thousand to $350 thousand for the CEO and from $120 thousand to $350 thousand for the other NEOs.

Each February, the Committee recommends the base salary of the CEO within the established range to the Board of Directors. Within this range, the CEO's base salary is determined using the peer compensation analysis in addition to the CEO's individual and Company performance during the prior year. The base salary of the CEO as of March 1, 2009 was $300,000, which reflected no change in base salary from 2008. This decision reflected the Committee's and the Board's view that the CEO's base compensation should remain stationary in a year of troubled economic conditions. In lieu of a base compensation adjustment, the CEO was granted a bonus of $15,000 based on 2008 accomplishments that was paid in 2009.

For the executive officers other than the CEO, each February the Committee recommends the executive's base salary within the established range to the Board of Directors, based on the recommendation of the CEO, President & CEO (Bank), President & CEO (Trust) and the Senior Vice President of Human Resources. The base salaries of the other executive officers are determined using the peer compensation analysis in addition to the officer's individual performance during the prior year and the Company's performance during the prior year, based on the same performance objectives discussed above with respect to the CEO.

Bonuses

The bonus incentive plan, which is referred to as the Management Incentive Plan, is designed to motivate and reward participants for the achievement of fiscal year financial and non-financial objectives that directly contribute to the overall success of the Company. Non-commissioned exempt employees, except the CEO, hired no later than the last day of the prior year and employed through year-end of the current year are eligible to participate in the Management Incentive Plan. This plan includes all of the Company's NEOs except the CEO.

The target incentive award is the amount that the participant is eligible to receive if the combined, weighted performance against the plan objectives equals an overall achievement level. Goals and incentive awards are established under the plan for the Company and are based on the operating budget. Depending upon the participant's officer level in the Company for 2009, target incentive awards ranged from 1% to 6% of annualized base salary. These ranges were lower than 2008, reflecting the Committee's and the Board's belief that all the NEOs, except the CEO, in 2009 were eligible for a bonus award equaling 6% of annualized base salary if all objectives were met, a higher amount if objectives were exceeded, or a lower amount if not all of the objectives were met. The CEO's bonus award is determined in February after year-end so that the Committee

can evaluate year-end results. The bonus awards for the other NEOs are determined before the end of the year and are based on actual year-to-date and estimated end-of-year performance of the established goals.

The bonus award for the CEO is both objectively and subjectively determined. The Committee considers the general performance of the Company in the prior year as well as the incentive award earned by the Executive Vice Presidents for the prior year to determine an appropriate bonus for the CEO. The Committee considers each of these factors but does not assign a specific value to any factor. In lieu of a base salary increase in 2009 and in recognition of his accomplishments in 2008, the CEO's bonus for 2008 was $15,000, which amounted to 5.13% of his 2008 base salary and was paid in 2009.

As mentioned below, the Company did not meet its goals under the bonus incentive plan in 2009. As a result of the Company's performance in 2009, the CEO did not receive a bonus for 2009.

The bonus awards under the Management Incentive Plan for the NEOs other than the CEO are objectively determined, based on achieving predetermined financial goals such as deposit, loan and income growth during the year. The Board of Directors has discretion to increase or decrease the award based on non-financial goal achievements. A list of various projects and the completion status is reviewed in November of each year. Based on the status of these projects to the goals established at the beginning of the year, the Board of Directors determines the non-financial goal achievement level.

The 2009 target bonuses and performance goals for the Company's named executive officers were based on achieving the budget goals for the following performance measures:

- The Bank's average asset growth (weighting 15%);
- The Bank's average loan growth (weighting 15%);
- The Bank's average deposit and repurchase (repo) growth (weighting 15%);
- The Trust Company's revenue growth (weighting 10%);
- The Company's earnings growth (weighting 25%); and
- Non-financial goals as determined by the Board (weighting 20%).

In 2009, the target bonus for the NEOs, other than the CEO, was 6% of annual base salary, or a level 6 under the Management Incentive Plan. The budget goal and the actual outcome for each of these performance measures for 2009 were as follows:

Performance Measurement	Budget	Actual
The Bank's average asset growth	3.02%	4.41%
The Bank's average loan growth	5.14%	1.70%
The Bank's average deposit and repo growth	5.54%	7.28%
The Trust Company's revenue growth	12.04%	-.55%
The Company's earnings growth	-8.15%	-75.23%
Non-Financial goals	75%	83%

After final calculation, a level 4 under the Management Incentive Plan was achieved. The Board voted in November 2009 not to pay a bonus to executives even though a smaller payout than budget was due based on the actual performance measures under the Management Incentive Plan. This decision was made due to reduced company profits and the lowering of the dividend to stockholders.

An additional plan, which is referred to as the Profit Sharing Plan, is also designed to motivate and reward participants for the achievement of the fiscal year based on the above criteria. All employees, to include

the Company's NEOs, are eligible for this plan provided they are hired no later than the last day of the prior year and employed through year-end.

The performance measures used for the Management Incentive Plan are also used to determine profit sharing amounts.

A level 4 Profit Sharing threshold was achieved. The Board voted in November 2009 to pay at a level 4 threshold for Profit Sharing with the entire amount paid in cash, which was equal to 0.72% of the NEOs base earnings.

Equity Compensation

Historically, the primary form of equity compensation has been incentive stock options. The Company used stock options because of the favorable accounting treatment and the near universal expectation by employees in the industry that they would receive stock options. The Company had not issued stock options since August 2004 until October 2007. Beginning in 2006 the accounting treatment for stock options changed and became less attractive to the Company; however, with the Committee's approval, the Company issued stock options using a multi-year vesting approach which spread the financial impact to the Company over a five-year period. There were no incentive stock options granted in 2008 or 2009 because the Company's stock option plan expired in 2008. No additional equity awards may be granted until the Company establishes a new stock incentive plan, which will require stockholder approval.

Severance Pay

The Company does not have any employment contracts with our NEOs. Therefore, their severance pay is determined on a case-by-case basis by the Committee and the Board of Directors.

Perquisites and Other Compensation

None of the NEOs received perquisites or other personal benefits in excess of $10,000 in 2009.

The Committee reviews any perquisites that its CEO and the other NEOs may receive on an annual basis. In general, the Company does not provide its executives with many of the types of perquisites that other companies offer their executives, such as personal use of a company vehicle or vehicle allowances. In addition to the base salary and incentive compensation described above, the Company provides its NEOs with the same benefit package available to all of its salaried employees. This package includes:

- Medical and dental insurance (portion of costs);
- Medical/dependent care reimbursement plan;
- Life insurance;
- Short and long-term disability insurance; and
- Participation in the Company's 401(k) plan, including the Company match.

Until September 30, 2006, the Company maintained a traditional defined benefit pension plan (the "Employee Retirement Plan"). However, since September 30, 2006, no new participants are being added to the plan, and the benefits under the plan for existing participants have been frozen. As a counterbalance, the Committee enhanced the 401(k) plan effective January 1, 2007. The Company provides an immediately vested safe harbor match of 100% up to 4% of an employee's deferral contribution.

The Company also offers post-retirement life insurance benefits to senior management in the form of a split dollar plan. The Company owns the policy and cash values provide an annual return to the Company while providing a term insurance benefit to the individual employee. In 2002, the Committee recommended and

approved a plan to provide pre- and post-retirement life insurance benefits to the senior officer group utilizing Bank Owned Life Insurance (BOLI) with a portion of the death benefit endorsed to the insured officer through a split dollar agreement. All the NEOs took advantage of this benefit upon eligibility except for Robert F. Shuford, Jr. who is covered under a term life insurance policy provided by the Company in an amount equal to two times his annual base compensation. The amount endorsed under the BOLI equaled 300% of the current base salary, with the amount to increase 4% each year through termination or retirement. If the officer remains in the Company's employment through retirement, a post-retirement benefit equal to 50% of the benefit provided just prior to retirement would be provided.

Due to the accounting rules issued by The Emerging Issues Task Force of the Financial Accounting Standards Board, the economics of the BOLI have changed for the Company. In 2008, in lieu of the BOLI, the NEOs that were fully vested in the split dollar plan became eligible to participate in the Management Section 162 Life Insurance Plan which offers key executives permanent life insurance protection which they own and control from inception of the policy. The premiums to purchase the policies under the Management Section 162 Life Insurance Plan were included in the NEOs' compensation in 2009 as indicated in footnote 3 of the All Other Compensation table on page 26. In 2009, a $50,000 term life policy was issued to all NEOs who participate in the BOLI or Management Section 162 Life Insurance Plans.

Relocation Benefits

The Company does not have a policy providing relocation benefits.

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company generally may not deduct annual compensation of more than $1 million that is paid to certain individuals. To date, the Company's compensation practices have not caused this limit to be reached or exceeded.

Stock Ownership Guidelines

Although the Committee believes that significant levels of stock ownership will assist in retaining qualified and motivated executive officers, the Committee has not established stock ownership guidelines for any of its officers.

The following table summarizes the total compensation for the years ended December 31, 2009, December 31, 2008, and December 31, 2007 of the Company's CEO, Executive Vice President and CFO (Bank), and each of the Company's next three most highly compensated officers.

Summary Compensation Table
Fiscal 2007, 2008 & 2009

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Robert F. Shuford, Sr., Chairman, President & CEO (Company)	2009	$300,000	--	--	--	$2,162	$78,284	$12,030	$392,476
	2008	$292,333	$15,000	--	--	$4,206	$13,438	$97,802	$422,779
	2007	$252,000	$19,160	--	$22,609	$4,712	$29,971	$17,191	$345,643
Laurie D. Grabow, EVP/CFO (Bank)	2009	$149,333	--	--	--	$1,076	$17,192	$13,682	$181,283
	2008	$145,000	--	--	--	$13,686	$5,163	$70,048	$233,897
	2007	$134,967	--	--	$17,128	$13,321	--	$8,352	$173,768
Louis G. Morris, President & CEO (Bank)	2009	$250,000	--	--	--	$1,801	$42,538	$21,204	$315,543
	2008	$243,333	--	--	--	$18,501	$10,775	$84,867	$357,476
	2007	$208,333	--	--	$22,609	$20,562	--	$13,075	$264,579
Robert F. Shuford, Jr., EVP/COO (Bank)	2009	$166,250	--	--	--	$1,198	$3,732	$7,222	$178,402
	2008	$148,333	--	--	--	$14,001	$446	$8,530	$171,310
Joseph R. Witt EVP/CBO (Bank) (5)	2009	$157,083	$5,000	--	--	$1,132	--	$5,436	$163,651

(1) The amounts in this column reflect the aggregate grant date fair value of stock option awards granted during 2009, 2008, and 2007, respectively, pursuant to the 1998 Stock Option Plan calculated in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are discussed in Note 9 to the Company's audited financial statements in the Company's Report on Form 10-K for the year ended December 31, 2009. There were no option awards granted in 2008 or 2009.

(2) The amounts in this column reflect the amounts paid under for the non-equity bonus incentive plan and the cash portion of the profit sharing plan for the relevant year. Messrs. Morris, Shuford, Jr. and Witt and Mrs. Grabow participate in the Company's Management Incentive Plan described in the Compensation Discussion and Analysis. Mr. Shuford, Sr. also participates in a bonus incentive plan. His awards for 2007 and 2008 did not satisfy the criteria for a non-equity incentive plan award and are reported in the "bonus" column. All the NEOs participate in the profit sharing plan.

(3) The amounts in this column reflect the change in the actuarial present value of the named executive officer's benefits under the Employee Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Note 13 in the Company's Annual Report on Form 10-K to the Company's audited financial statements for the year ended December 31, 2009, and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. The Company did not offer any nonqualified deferred compensation plans for 2009. This amount includes a required in-service distribution for Mr. Shuford, Sr. of $58,581 as set forth in the Pension Table on page 30.

(4) Amounts for 2009 shown in the "All Other Compensation" column are detailed in the chart below.

(5) Mr. Witt joined the Company in December 2008. He received a sign-on bonus of $5,000 which was paid in January 2009.

All Other Compensation – Fiscal 2009

Name	Perquisites and Other Personal Benefits (1)	Tax Gross-Ups and Reimburse-ments	Dividends Paid on Stock/Option Awards	Discounted Securities Purchases	Payments/ Accruals on Termination Plans	Company Contributions to Defined Contribution Plans (2)	Company-Paid Life Insurance Premiums (3)	Other
Robert F. Shuford, Sr.	--	--	--	--	--	$12,000	$30	--
Laurie D. Grabow	--	--	--	--	--	$5,973	$7,709	--
Louis G. Morris	--	--	--	--	--	$10,000	$11,204	--
Robert F. Shuford, Jr.	--	--	--	--	--	$6,650	$572	--
Joseph R. Witt	--	--	--	--	--	$4,755	$681	--

(1) None of the NEOs received perquisites or other personal benefits in excess of $10,000 in 2009.

(2) Reflects 401(k) plan Company deferral match.

(3) The amounts in this column reflect the amounts paid for BOLI as follows: Mrs. Grabow, $113; Mr. Morris, $371; and Mr. Witt, $294. In addition the amounts paid for the conversion of the split dollar life insurance plan to the 162 life insurance plan are included: Mrs. Grabow, $7,566; and Mr. Morris, $10,803. Mr. Shuford, Jr. did not participate in the BOLI plan. His amount in this column reflects the amount of insurance premiums the Company paid for 2009 in connection with Mr. Shuford, Jr.'s term life insurance policy. Term life premiums were also paid for Mr. Shuford, Sr., $30; Mrs. Grabow, $30; Mr. Morris, $30; and Mr. Witt, $387.

The following table summarizes certain information with respect the Company's Management Incentive Plan and reflects the amounts that could have been earned under each such award for 2009. No option awards were granted in 2009.

Grants of Plan-Based Awards
Fiscal 2009

Name	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
	($) Threshold	($) Target	($) Maximum	(#) Threshold	(#) Target	(#) Maximum				
Robert F. Shuford, Sr.	--	--	--	--	--	--	--	--	--	--
Laurie D. Grabow	$2,987	$8,960	$20,906	--	--	--	--	--	--	--
Louis G. Morris	$5,000	$15,000	$35,000	--	--	--	--	--	--	--
Robert F. Shuford, Jr.	$3,325	$9,975	$23,275	--	--	--	--	--	--	--
Joseph R. Witt	$3,142	$9,425	$21,992	--	--	--	--	--	--	--

(1) Actual amounts earned are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. The annual Management Incentive Pan is designed to motivate and reward participants for the achievement of fiscal year financial and non-financial objectives that directly contribute to the success of the Company. Participants are paid at the end of the year for that same year's performance. The threshold is the amount received if 60% of the objectives are met. The target is the amount that the participant receives if all targeted achievements are met and the maximum is the amount received if all objectives are exceeded and reach the maximum level of performance allowed by the program's design. Depending on the participant's officer level in the Company, incentives ranged from 0% to 14% of annual base salary for 2009. All exempt employees who are not compensated by commissions are eligible for this program except Robert F. Shuford, Sr., CEO.

The following table includes certain information with respect to all unexercised options held by the NEOs at December 31, 2009. None of the NEOs held any unvested restricted stock at December 31, 2009.

Outstanding Equity Awards at 2009 Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert F. Shuford, Sr.	1,992 4,125 7,500	2,988	--	$20.05 $23.83 $12.91	10/18/2017 8/9/2014 8/13/2011	--	--	--	--
Laurie D. Grabow	1,250 3,125	1,875	--	$20.05 $23.83	10/18/2017 8/9/2014	--	--	--	--
Louis G. Morris	1,992 4,125 7,020	2,988	--	$20.05 $23.83 $12.91	10/18/2017 8/9/2014 8/13/2011	--	--	--	--
Robert F. Shuford, Jr.	1,250 3,125	1,875	--	$20.05 $23.83	10/18/2017 8/9/2014	--	--	--	--
Joseph R. Witt	500	750	--	$20.05	10/18/2017	--	--	--	--

(1) All outstanding options with expiration dates of August 9, 2014 and August 13, 2011 were vested on the first anniversary of the grant date. Options expiring on October 18, 2017 are vested equally over a five year period beginning October 18, 2008 and will be fully vested on October 18, 2012.

The following table summarizes certain information with respect to options that were exercised by the NEOs during 2009. None of our NEOs held restricted stock that vested during 2009.

Option Exercises and Stock Vested
Fiscal 2009

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert F. Shuford, Sr.	--	--	--	--
Laurie D. Grabow	--	--	--	--
Louis G. Morris	7,500	$38,651	--	--
Robert F. Shuford, Jr.	--	--	--	--
Joseph R. Witt	--	--	--	--

(1) Value realized is the gross number of options exercised multiplied by difference between the closing market price of the Company's common stock on the date of exercise and the exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2009 with respect to certain compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders [1]	271,275	$ 18.59	-- (2)
Equity compensation plans not approved by stockholders	--	--	--
Total	271,275	$ 18.59	--

(1) The plan consists of the 1998 Stock Option Plan.

(2) Includes zero shares available to be granted in the form of options under the 1998 Stock Option Plan, because the 1998 Stock Option Plan has expired and no further awards may be granted under the plan.

The following table shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each NEO under the Employee Retirement Plan, which is described in more detail in the "Compensation Discussion and Analysis."

The Employee Retirement Plan, which covers substantially all full-time employees of the Company and its subsidiaries who had completed one year of service as of September 30, 2006, was frozen as of September 30, 2006. The present value of the accumulated benefit is the value that the officer will receive at retirement or termination of the plan whichever comes first. A participant's monthly retirement benefit (if he or she has 25 years of benefit service at his normal retirement date) is 20% of his final five-year's average salary plus 15% of final five-year's average salary in excess of the participant's Social Security Covered Pay. The Social Security Covered Pay is the average pay of the calendar year prior to the year the participant attains his Social Security Retirement Age. If the participant has less than 25 years of benefit service at his normal retirement date, the participant's monthly retirement benefit will be actuarially reduced by 1/25 for each year of benefit service less than 25 years. Cash benefits under the plan generally commence on retirement, death or other termination of employment and are payable in various forms at the election of the participant.

Pension Benefits
Fiscal 2009

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Robert F. Shuford, Sr.	Employee Retirement Plan	42	$737,118	$58,581 (2)
Laurie D. Grabow	Employee Retirement Plan	21	$109,463	--
Louis G. Morris	Employee Retirement Plan	24	$262,246	--
Robert F. Shuford, Jr.	Employee Retirement Plan	8	$18,597	--
Joseph R. Witt	Employee Retirement Plan	--	--	--

(1) The amounts in this column reflect the actuarial present value of each NEO's accumulated benefit under the Employee Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Note 12 to the Company's audited financial statements for the year ended December 31, 2009, and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. Mr. Witt does not meet the qualifications to participate in this plan due to joining the Company after the plan was frozen.

(2) Due to the requirements of Internal Revenue Code Section 401(a)(9)(C), Mr. Shuford, Sr. was required to take a distribution from the Employee Retirement Plan beginning in 2009.

Nonqualified Deferred Compensation

The Company does not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change-in-Control

The Company has not entered into employment agreements with any of its executive officers. Therefore, the only payments upon termination that the NEOs would have received, assuming a termination as of December 31, 2009, would have been salary earned through December 31, 2009 and any vested 401(k) Plan or Employee Retirement Plan payouts, which payments would not have been increased or accelerated due to the termination. Our stock option agreements provide that upon a change-in-control, all unvested stock options will immediately vest, provided they were granted not less than six months prior to a change-in-control public announcement. This accelerated vesting occurs with respect to all stock option awards granted by the Company, and not only those granted to the named executive officers. If the change-in-control had occurred on December 31, 2009, our named executive officers would not have received any value from this accelerated vesting because the exercise price of all unvested options exceeded the $15.55 closing price per share of the Company's common stock on December 31, 2009.

The following table provides compensation information for the year ended December 31, 2009 for each non-employee member of the Company's Board of Directors.

Director Compensation
Fiscal 2009

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David L. Bernd	$12,700	--	--	--	--	--	$12,700
James Reade Chisman	$18,700	--	--	--	--	--	$18,700
Dr. Richard F. Clark	$21,200	--	--	--	--	--	$21,200
Russell Smith Evans, Jr.	$17,300	--	--	--	--	--	$17,300
Michael A. Glasser (3)	$3,883	--	--	--	--	--	$3,883
Dr. Arthur D. Greene	$16,500	--	--	--	--	--	$16,500
Stephen D. Harris	$16,300	--	--	--	--	--	$16,300
John Cabot Ishon	$23,450	--	--	--	--	--	$23,450
John B. Morgan, II	$16,800	--	--	--	--	--	$16,800
Robert L. Riddle	$20,300	--	--	--	--	--	$20,300
Dr. H. Robert Schappert	$16,450	--	--	--	--	--	$16,450
Ellen Clark Thacker	$19,700	--	--	--	--	--	$19,700
Melvin R. Zimm (4)	$10,900	--	--	--	--	--	$10,900

(1) Robert F. Shuford, Sr., the Company's CEO, Louis G. Morris, the Bank's President and CEO, Robert F. Shuford, Jr., the Bank's EVP/COO, and Joseph R. Witt, the Bank's EVP/Corporate Banking Officer are not included in this table as they are employees of the Company and the Bank. Their compensation, including any compensation for Board service, is reported in the Summary Compensation Table on page 24.

(2) As of December 31, 2009, each director had the following number of stock options outstanding: Shuford, Sr. – 16,605; Bernd - 1,250; Chisman - 2,500; Clark – 6,250; Evans – 6,250; Glasser – 0; Greene – 6,250; Harris – 6,250; Ishon – 6,250; Morgan - 4,375; Morris – 16,125; Riddle - 1,250; Schappert – 2,500; Shuford, Jr. – 6,250; Thacker - 2,500; and Witt - 1,250. There were no option awards granted to the directors in 2008 or 2009.

(3) Mr. Glasser became a Board Member of the Company on November 10, 2009.

(4) Mr. Zimm served as a director until his passing on August 7, 2009.

The fees paid in cash were for non-employee director attendance at Board meetings and committee meetings. In addition, each non-employee director was paid an annual retainer fee. Non-employee directors of the Bank and Trust Company receive $400 and $250, respectively, for each Board meeting they attend. The non-employee directors of the Bank and Trust Company receive $150 for each committee meeting they attend. In addition, non-employee directors of the Bank and Trust Company receive an annual retainer fee of $8,000 and $3,000, respectively, except that directors serving on the Bank Board who also serve on the Trust Company Board receive an additional $1,000 instead of $3,000 annual retainer for serving on the Trust Company Board. In addition, the chairman of the Audit Committee receives an additional $2,000 annual retainer. Non-employee directors were eligible to receive awards of non-qualified stock options under the Company's 1998 Stock Option Plan; however, the 1998 Stock Option Plan expired in 2008, and no further awards may be granted under the plan. The Company also pays for all directors and their spouses to attend Board seminars. The Executive Committee considers Board compensation on an annual basis based on an informal survey of board compensation paid by peer financial institutions. Any recommendations for changes in Board compensation by the Executive Committee are presented to the full Board for approval.

Compensation Committee Report

Following the drafting of the Compensation Discussion and Analysis "CD&A", the Compensation Committee reviewed and discussed the CD&A with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Compensation Committee

John B. Morgan, II (Chairman)
David L. Bernd
Dr. Richard F. Clark
Russell Smith Evans, Jr.

General Compensation Disclosure

The Company's Senior Management has assessed the practices in light of the risks in the Company's operations. The Company's Senior Management has reviewed the amendments to SEC Compensation and Corporate Governance-related disclosure requirements and has determined that the Company does not participate in risk-based compensation practices.

In a few cases, commissions are paid as a portion of an individual's compensation; however, the majority of the total compensation is base pay. In these cases, commissions are paid to reward the sale of products and services, however, these individuals have no lending authority/approval/influence. Nominal referral fees are paid to employees from time-to-time as a reward for referring mortgage loans and/or other types of deposit gathering. In addition, a referral program for Trust business is also in place, which rewards employees monetarily for referring closed sales and retaining current customers for Trust services.

The Company believes that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

Audit Committee Report

The Audit Committee of the Board of Directors (for purposes of this report, the "Committee") is composed of four non-employee directors, each of whom satisfies the requirements of FDICIA for Audit Committee members and the independence requirements of the SEC and the NASDAQ Stock Market's listing standards. In addition, the Board of Directors has also determined that Mr. Evans qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Committee oversees the Company's financial reporting process on behalf of the Board. Management is responsible for the Company's internal controls, financial reporting process and compliance with applicable laws and regulations and ethical business standards. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with GAAP and for issuing a report thereon. The Committee monitors and oversees these processes and has sole responsibility for the appointment, compensation and evaluation of the Company's independent accountants.

In this context, the Committee met and held discussions with management and the independent accountants. Management represented to the Committee that the Company's audited consolidated financial statements were prepared in accordance with GAAP, and the Committee has reviewed and discussed the audited consolidated financial statements with management and the independent accountants. The Committee also discussed with management, the independent accountants and the Company's internal auditors the adequacy of the Company's system of internal controls.

The Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including their judgments about the quality, not just the acceptability, of the Company's accounting principles and underlying estimates in the Company's consolidated financial statements; all critical accounting policies and practices to be used; all alternative treatments within GAAP for policies and practices related to material terms that have been discussed with management of the Company; and other material written communication between the independent accountants and the management of the Company, such as any management letter or schedule of unadjusted differences.

The Company's independent accountants also provided to the Committee the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Committee concerning independence and the Committee discussed with the independent accountants that firm's independence.

The Committee also discussed with the Company's internal auditors and independent accountants the overall scope and plans for their respective audits. The Committee met with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based upon the Committee's discussions with management and the independent accountants and the Committee's review of the representation of management and the written disclosures and report of the independent accountants to the Committee, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

Audit Committee

Ellen Clark Thacker (Chairman)
Russell Smith Evans, Jr.
Dr. Arthur D. Greene
Stephen D. Harris

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. Yount, Hyde & Barbour, P.C. rendered audit services to the Company for the fiscal year ended December 31, 2009. These services consisted primarily of the examination and audit of the Company's financial statements, tax reporting assistance, and other audit and accounting matters. In the event that the appointment of Yount, Hyde & Barbour, P.C. is not ratified by stockholders at the Annual Meeting, the Audit Committee will consider making a change in the independent registered public accounting firm for 2011.

A representative of Yount, Hyde & Barbour, P.C. is expected to be present at the Annual Meeting and will be available to respond to appropriate questions from stockholders.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Principal Accountant Fees

The following table presents the fees for professional audit services rendered by Yount, Hyde & Barbour, P.C., for the audit of the Company's annual financial statements for the years ended December 31, 2009 and 2008, as well as fees billed for other services rendered by Yount, Hyde & Barbour, P.C. during 2009 and 2008. All fees reflected below for 2009 and 2008 were pre-approved in accordance with the Audit Committee Pre-Approval Policy discussed below.

	Years Ended December 31,	
	2009	2008
Audit fees [1]	$136,500	$130,000
Audit-related fees [2]	10,000	7,500
Tax fees [3]	8,400	8,000
All other fees	0	0
Total fees	$154,900	$145,500

(1) Audit fees consist of audit and review services, consents, audit of internal control over financial reporting and review of documents filed with the SEC.

(2) Audit-related fees consist of pre-approved consultation concerning financial accounting and reporting standards.

(3) Tax fees consist of preparation of federal and state income tax returns and consultation regarding tax compliance issues.

The Audit Committee considers the provision of all of the above services to be compatible with maintaining the independence of the Company's independent accountants, Yount, Hyde & Barbour, P.C.

Audit Committee Pre-Approval Policy

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent accountants. As part of this responsibility, the Audit Committee, or a designated member of the Audit Committee, must pre-approve all audit (including audit-related) and non-audit services performed by the independent accountants in order to assure that the provision of such services does not impair the accountants' independence. The Audit Committee has adopted, and the Board of Directors has ratified, an Audit Committee Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved. The Audit Committee has delegated interim pre-approval authority to Mrs. Thacker, Chairman of the Audit Committee. Any interim pre-approval of permitted non-audit services is required to be reported to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent accountants to management.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, executive officers, and 10% beneficial owners of the Company's common stock to file reports concerning their ownership of and transactions in the Company's common stock. Based on a review of the reports of changes in beneficial ownership of Company common stock and written representations made to the Company, the Company believes that its officers, directors and 10% beneficial owners complied with all filing requirements under Section 16(a) during 2009, with the exception of one late filing by David L. Bernd to report one transaction, one late filing by Melissa L. Burroughs to report one transaction, one late filing by Robert F. Shuford, Jr. to report three transactions and one late filing by Dr. Arthur D. Greene to report one transaction.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

In accordance with the bylaws of the Company as currently in effect, the 2011 Annual Meeting of Stockholders will be held on April 26, 2011.

If any stockholder intends to propose a matter for consideration at the Company's 2011 Annual Meeting (other than a director nomination), notice of the proposal must be received in writing by the Company's Secretary by February 1, 2011. If any stockholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the 2011 Annual Meeting, the proposal must comply with SEC Rule 14a-8 and must be received by the Company at its main office in Hampton, Virginia, on or before November 18, 2010.

In addition, the proxy solicited by the Board of Directors for the 2011 Annual Meeting will confer discretionary authority to vote on any stockholder proposal presented at the meeting if the Company has not received notice of such proposal by February 1, 2011, in writing delivered to the Company's Secretary.

OTHER MATTERS

As of the date of this Proxy Statement, management of the Company has no knowledge of any matters to be presented for consideration at the Annual Meeting other than proposals one and two referred to above. If any other matters properly come before the Annual Meeting, the persons named in the accompanying proxy intend to vote such proxy, to the extent entitled, in accordance with their best judgment.

By Order of the Board of Directors,

Louis G. Morris
Secretary to the Board

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2009, will be furnished without charge to stockholders upon written request directed to:

Laurie D. Grabow
Executive Vice President/Finance
The Old Point National Bank of Phoebus
1 West Mellen Street
Hampton, Virginia 23663
(757) 728-1251

The Company's Annual Report on Form 10-K can also be viewed on the Investor Relations link on the Company's Internet website at http://www.oldpoint.com.



We will serve the financial needs of our customers.
We will provide dependable products, fairly priced.
We will be full partners in the growth and development of our community.
We will value and reward our employees' contributions.
We will return a fair profit to our shareholders.

Excellent service is the hallmark of our business





757-728-1200

Member FDIC

Subsidiaries of Old Point Financial Corporation

www.oldpoint.com

757-599-2200

002CS-18297